Letter to Stockholders

Notice of 2005 Annual Meeting and Proxy Statement

2004 Annual Report to Stockholders

ATMEL

Proxy Statement and 2004 Annual Report to Stockholders

To My Fellow Stockholders:

Growth is the best way to characterize Atmel during 2004. We enjoyed 24% revenue growth for the year due to robust demand for our products. Of particular note, was that each and every one of our business units contributed to the growth, all surpassing the 20% revenue growth level. Additionally, Atmel experienced significant growth in gross margin, adding over 5 points of margin improvement in comparison with 2003. We were able to combine the revenue growth with the gross margin expansion to yield a significant improvement in operating income. Atmel reported an operating profit of $46 million for 2004, which represents an improvement of over $150 million when compared with 2003.

For the fourth quarter, ended in December 2004, the Company reported revenues of $408 million and a net loss of ($0.01) per share. Revenue for the fiscal year ended in December 2004 was $1.65 Billion, with a net loss of ($0.01) per share. Over the last two years, the Company has reduced its overall debt level by over $284 million, while maintaining a healthy cash and short-term investments level of just over $405 million, illustrating our ability to generate cash.

Atmel has shifted its focus over the past several years. The Company has taken a very systematic approach to building an impressive product portfolio. Over time, we have been able to move towards complete system solutions by capitalizing on and integrating our strengths. For example, Atmel has been very successful with its E^2 technology, maintaining a #1 market share position in both serial and parallel E^2 for a number of years. We took that expertise, and embedded it into the world's first flash-based microcontroller, our proprietary AVR, which also happens to be the fastest 8-bit microcontroller in the world, and our ARM based microcontrollers. The AVR has had significant success, including growing its sales by over 40% during 2004, a level of growth that we believe to be double that of the overall 8-bit market during the same period. Additionally, we have developed a strong Silicon Germanium BiCMOS solution for the RF space, with current revenue growth primarily being driven by our solution for CDMA phones. For our smart card ICs, we have added security features to our proprietary AVR microcontroller, which has allowed us to rapidly rise to the #2 market share position, and we are now focused on #1. As you can see, with our expertise in E^2, microcontroller, RF and our extensive IP library, we have the necessary ingredients to provide true complete system solutions.

During 2005, it is our intention to build on the improvements that we experienced in 2004. We plan to grow our revenue, increase gross margins and operating income and improve the operating efficiency of our European facilities. As always, we would like to thank our customers, partners, stockholders and employees for their ongoing confidence and support.

Sincerely,

George Perlegos,
President and Chief Executive Officer

ATMEL CORPORATION

NOTICE OF 2005 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 11, 2005
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Wednesday, May 11, 2005 at 2:00 p.m., local time, at our offices located at 2325 Orchard Parkway, San Jose, California 95131, for the following purposes:

1. To elect eight (8) directors to serve for the ensuing year and until their successors are elected;

2. To approve the Atmel Corporation 2005 Stock Plan (an amendment and restatement of the Atmel Corporation 1996 Stock Plan);

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2005; and

4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on March 15, 2005 are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible using one of the following methods: (1) by using the Internet as instructed on the enclosed proxy card, (2) by telephone as instructed on the enclosed proxy card or (3) by mail, using the enclosed paper proxy card and postage-prepaid envelope. For further details, please see the section entitled "Voting" on page one of the accompanying Proxy Statement. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone, or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

FOR THE BOARD OF DIRECTORS

Mark A. Bertelsen
Secretary

San Jose, California
April 7, 2005

ATMEL CORPORATION

PROXY STATEMENT

FOR 2005 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of our common stock in connection with the solicitation of proxies by our Board of Directors for the Annual Meeting of Stockholders to be held on Wednesday, May 11, 2005, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 2325 Orchard Parkway, San Jose, California 95131. Our telephone number at this location is (408) 441-0311.

These proxy materials and our Annual Report on Form 10-K for the year ended December 31, 2004 were first mailed on or about April 7, 2005, to all stockholders entitled to vote at the meeting.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on March 15, 2005, are entitled to notice of and to vote at the meeting and any adjournment thereof. Such stockholders are entitled to cast one vote for each share of common stock held as of the record date on all matters properly submitted for the vote of stockholders. At the record date, 480,383,835 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by management and by the beneficial owners of more than 5% of our common stock, see "Security Ownership."

Quorum; Required Vote; Abstentions and Broker Non-Votes

The presence of the holders of a majority of the shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum at the annual meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet. A plurality of the votes duly cast is required for the election of directors. The affirmative vote of a majority of the votes duly cast is required to approve the 2005 Stock Plan (an amendment and restatement of the 1996 Stock Plan) and to ratify the appointment of our independent registered public accounting firm.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting. Abstentions are deemed to be "votes cast"; however, broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors or issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Voting

Voting by telephone or the Internet. A stockholder may vote his or her shares by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided. When a stockholder votes via the Internet or by telephone, his or her vote is recorded immediately. We encourage our stockholders to vote using these methods whenever possible.

Voting by proxy card. All shares entitled to vote and represented by properly executed proxy cards received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Voting by attending the meeting. A stockholder may vote his or her shares in person at the annual meeting. A stockholder planning to attend the annual meeting should bring proof of identification for entrance to the annual meeting. If a stockholder attends the annual meeting, he or she may also submit his or her vote in person, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

Changing vote; revocability of proxies. If a stockholder has voted by telephone or the Internet or by sending a proxy card, such stockholder may change his or her vote before the annual meeting. A stockholder who has voted by telephone or the Internet may change his or her vote by making a timely and valid later telephone or Internet vote, as the case may be. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to us (Attention: Vice President and General Counsel, 2325 Orchard Parkway, San Jose, California 95131) a later dated written notice of revocation or duly executed proxy, in each case at or before the taking of the vote at the annual meeting, or by attending the meeting and voting in person.

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this proxy statement, the proxy card, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, telegram, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services, if retained, will not be material.

Stockholder Proposals to Be Presented At Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our 2006 annual meeting may do so by submitting such proposal in writing to our offices located at 2325 Orchard Parkway, San Jose, California 95131, Attn: Corporate Secretary c/o Mike Ross, Vice President and General Counsel. To be eligible for inclusion, stockholder proposals must be received no later than December 8, 2005, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (Exchange Act).

Requirements for stockholder proposals to be brought before Atmel's annual meetings. Our bylaws also establish an advanced notice procedure for stockholders who wish to present certain matters, including nominations of persons for election to the board of directors and stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. Stockholder proposals, including the nomination of a person for election to the board of directors, may not be brought before the meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 days prior to the date of our proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders, which will be December 8, 2005 for the 2006 Annual Meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the date of the previous year's meeting, then the deadline for receipt of notice by the stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) 10 days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Vice President and General Counsel at the address above. In addition to the above requirements, the Securities and Exchange Commission's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement can be found under Rule 14a-8 under the Exchange Act.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board of Directors by following the procedures set forth in "Director Candidates."

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of eight (8) directors is to be elected at the meeting. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the eight (8) nominees named below, all of whom are presently our directors. In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been elected and qualified.

The names of the nominees and certain information about them are set forth below (ages are as of December 31, 2004):

Name of Nominee	Age	Position	Director Since
George Perlegos	54	President, Chief Executive Officer and Chairman of the Board, Atmel Corporation	1984
Gust Perlegos	57	Executive Vice President, Office of the President, Atmel Corporation and Director	1985
Tsung-Ching Wu	54	Executive Vice President, Office of the President, Atmel Corporation and Director	1985
T. Peter Thomas	58	Director	1987
Norm Hall	51	Director	1992
Pierre Fougere	63	Director	2001
Dr. Chaiho Kim	70	Director	2002
David Sugishita	56	Director	2004

George Perlegos has served as President, Chief Executive Officer and Chairman of the Board since our inception in 1984. George Perlegos holds degrees in electrical engineering from San Jose State University (B.S.) and Stanford University (M.S.). George Perlegos is a brother of Gust Perlegos.

Gust Perlegos has served as a director since January 1985, as Vice President, General Manager from January 1985 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Gust Perlegos holds degrees in electrical engineering from San Jose State University (B.S.), Stanford University (M.S.) and Santa Clara University (Ph.D.). Gust Perlegos is a brother of George Perlegos.

Tsung-Ching Wu has served as a director since January 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

T. Peter Thomas has served as a director of Atmel since December 1987. Mr. Thomas is Managing Director of ATA Ventures Management LLP. Mr. Thomas has held this position since April 2004. Mr. Thomas is also a General Partner of Institutional Venture Partners. Mr. Thomas has held this position since November 1985. Mr. Thomas also serves as a director of @Road, Inc. and Transmeta Corporation.

Norm Hall has served as a director of Atmel since August 1992. He is currently Managing Director of Alliant Partners, an investment banking firm, which position he has held since 1990. From 1988 to 1990, he worked for Berkeley International Capital Corporation, a venture capital firm. Prior to 1988, Mr. Hall worked at Intel Corporation.

Pierre Fougere has served as a director of Atmel since February 2001. Mr. Fougere is currently Chief Executive Officer of Fougere Conseil, a consulting firm, and serves as Chairman of Société Chateau Lilian Ladouys, a wine producer, and Chairman of the supervisory board of Société Garnier Ponsonnet Vuillard, a paper manufacturer, and Société Nemoptic a maker of electronic displays. From 1986 to 1988, Mr. Fougere was Executive Vice President of the Matra Group and Chairman and Chief Executive Officer of Matra Datavision Inc., a software company. Prior to 1986, he was Executive Vice President, General Manager of the Components Division, Chairman and Chief Executive Officer of Matra Harris Semiconductor and Matra GCA.

Dr. Chaiho Kim has served as a director of Atmel since September 2002. He is Joseph A. Alemany University Professor at Santa Clara University in Santa Clara, California, where he has taught since 1964, and is a member of the faculty of The Leavey School of Business. Administrative positions that he has held at the university include the chair of Operations and Management Information Systems Department and chair of the Ph.D. Program of the school. He received a masters degree in International Business and a Ph. D. in Finance, both from the Graduate School of Business, Columbia University.

David Sugishita has served as a director of Atmel, as well as Chairman of both the Audit Committee and Corporate Governance and Nominating Committee of Atmel, since February 2004. He also currently serves as a Director and Chairman of the Audit Committee for Ditech Communications as well as a Director for Micro Component Technology, Inc. Most recently Mr. Sugishita served as Executive Vice President of Special Projects of Peregrine Systems, Inc., an enterprise software company, from December 2003 through July 2004. From January 2002 to April 2002, Mr. Sugishita served as Executive Vice President and Chief Financial Officer of SONICblue, Inc., a provider of digital entertainment and consumer electronics products. From May 2001 to January 2002, Mr. Sugishita served as a consultant to several private software companies. From October 2000 to April 2001, he served as Executive Vice President and Chief Financial Officer of RightWorks Corporation, a company that provides eBusiness applications. From June 1997 to February 2000, Mr. Sugishita served as Senior Vice President – Finance & Operations and Chief Financial Officer for Synopsys, Inc., a provider of electronic design automation software and services. Prior to his time at Synopsys, Mr. Sugishita held various senior financial and accounting positions at Actel Corporation, Micro Component Technology, Inc., Applied Materials, Inc., and National Semiconductor Corporation. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and Santa Clara University (MBA).

Corporate Governance

We are committed to principles of sound corporate governance. During 2003 and 2004 we have reviewed our corporate governance practices in light of the Sarbanes-Oxley Act of 2002 and changes in the rules and regulations of the Securities and Exchange Commission (SEC) and the listing standards of The Nasdaq Stock Market, Inc. (Nasdaq). Based on our review, in 2004, our Board of Directors (1) adopted an amended and restated charter for our Audit Committee, (2) created a Corporate Governance and Nominating Committee (and adopted a charter for such committee), (3) adopted a charter for our Compensation Committee, and (4) amended our Standards of Business Conduct to incorporate a "Code of Ethics" that complies with the rules of the SEC and the listing standards of the Nasdaq. You can access our current committee charters and Standards of Business Conduct on our web site at www.atmel.com/ir/governance.asp.

Independence of Directors

Our Board of Directors has determined that each of the following directors, constituting a majority of the Board of Directors, is "independent" within the meaning of the Nasdaq listing standards:

T. Peter Thomas
Norm Hall
Pierre Fougere
Dr. Chaiho Kim
David Sugishita

Director Candidates

Our bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board of Directors. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations (as opposed to a formal nomination) for candidates for membership on our Board of Directors. A stockholder may submit a recommendation for a candidate for membership on our Board of Directors by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Mike Ross, Vice President and General Counsel, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. The Corporate Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information shall include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board of Directors).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board of Directors. Although candidates for nomination to the Board of Directors typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Committee through professional search firms, stockholders or other persons. In 2004, we did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating candidates for nomination to the Board of Directors (although the Corporate Governance and Nominating Committee is authorized to do so). The process by which candidates for nomination to the Board of Directors are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by stockholders (and properly submitted) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board of Directors, the Committee does review numerous criteria before recommending a candidate. Such criteria include: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

Communications from Stockholders

Stockholders may communicate with the Board of Directors by submitting either an e-mail to bod@atmel.com or written communication addressed to the Board of Directors (or specific board member) c/o Mike Ross, Vice President and General Counsel, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. E-mail communications that are intended for a specific director should be sent to the e-mail address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our General Counsel, (1) review all communications to the Board of Directors, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to corporate governance and long-term corporate strategy are more likely to be deemed "substantive" and therefore forwarded on to the Board of Directors than communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board of Directors and the committees on which he or she serves. All directors are also encouraged, but not required to attend our Annual Meeting of Stockholders. Each director, other than Pierre Fougere and David Sugishita, attended the 2004 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2004, the Board of Directors held eleven meetings. The Board of Directors has the following standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which he or she served during the past fiscal year.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Thomas, Fougere, Kim and Sugishita. Our Board of Directors has determined that (1) each of the current members of the Audit Committee is "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) David Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held twenty meetings during 2004 at which, among other things, it discussed Atmel's financial results and regulatory developments (including the Sarbanes-Oxley Act of 2002) and Atmel's response to such regulatory developments with our independent registered public accounting firm. The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management and our independent registered public accounting firm concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of our independent registered public accounting firm, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all our books, records, facilities and personnel and the power to retain outside counsel, auditors or other experts for this purpose. The Committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent registered public accounting firm. The charter of the Audit Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Messrs. Thomas, Kim and Sugishita. Our Board of Directors has determined that each of the members of the Corporate Governance and Nominating Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee develops principles of corporate governance and recommends them to the Board of Directors for its consideration and approval. The Committee also reviews governance-related stockholder proposals and makes recommendations to the Board of Directors for action on such proposals. The Corporate Governance and Nominating Committee makes recommendations to the Board of Directors regarding the composition and size of the Board. The Committee also establishes procedures for the submission of candidates for election to the Board, establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. The Corporate Governance and Nominating Committee was formed in 2004, and therefore did not hold a meeting during 2004, but did hold a meeting in early 2005. The charter of the Corporate Governance and Nominating Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

Compensation Committee

We have a separately-designated standing Compensation Committee. The Compensation Committee currently consists of Messrs. Thomas, Hall and Fougere. Our Board of Directors has determined that each of the members of the Compensation Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews and approves our executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our incentive stock plans. The Compensation Committee held three meetings during 2004. The charter of the Compensation Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees. Such Standards of Business Conduct incorporate the Code of Ethics required by Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K. Our Standards of Business Conduct also complies with Nasdaq's listing standards.

Our Standards of Business Conduct are designed to promote honest and ethical conduct, the compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. A copy of our Standards of Business Conduct can be accessed on our web site at www.atmel.com/ir/governance.asp. We intend to disclose future amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site in accordance with applicable SEC and Nasdaq requirements.

Director Compensation

Our employee Directors receive no cash compensation for service on the Board of Directors.

During 2004, each non-employee Director other than David Sugishita received cash compensation of $60,000 for service on the Board of Directors and its Committees. During 2004, Mr. Sugishita received cash compensation of $55,000 for service on the Board of Directors and its Committees, which service began in February 2004. Mr. Fougere also received an extra $1,500 per month during 2004 for travel and related costs incident to his French residence for his attendance at Board of Directors and Committee meetings.

During 2005, each non-employee Director will receive cash compensation of $60,000 per year, paid in installments, for service on the Board of Directors and its Committees. Mr. Fougere will also receive an additional $1,500 per month during 2005 to reimburse travel and related costs incident to his French residence for his attendance at Board of Directors and Committee meetings.

On February 13, 2004, upon joining the Board of Directors, we granted David Sugishita a nonstatutory stock option for the purchase of 30,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $7.38 per share. On February 13, 2004, we granted each of Messrs. Thomas and Hall nonstatutory stock options for the purchase of 20,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, or $7.38 per share. Each of such option grants were from our 1996 Stock Plan. Assuming continued service on our Board of Directors, such options vest and become exercisable over four years, with 12.5% of the shares vesting six months after grant date and 2.0833% of the shares vesting each month thereafter until fully vested. There were no other stock option grants to non-employee Directors during 2004.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE NOMINEES SET FORTH HEREIN.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. This purpose is more fully described in the charter of the Audit Committee which can be accessed on our web site at www.atmel.com/ir/governance.asp.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers LLP, our independent registered public accounting firm, (2) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect, and (3) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with PricewaterhouseCoopers LLP their independence.

Based on the review and discussions referred to in this report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

T. Peter Thomas
Pierre Fougere
Dr. Chaiho Kim
David Sugishita

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of December 31, 2004 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and (iv) all directors and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner (1)	Common Stock Beneficially Owned (2)	Approximate Percent Beneficially Owned (2)
George Perlegos (3)	33,270,767	6.97 %
Mellon Financial Corporation (4)	30,159,204	6.31 %
Gust Perlegos (5)	14,581,241	3.05 %
Tsung-Ching Wu (6)	8,086,149	1.69 %
Graham Turner (7)	557,520	*
Francis Barton (8)	266,453	*
T. Peter Thomas (9)	175,150	*
Norm Hall (10)	158,750	*
Pierre Fougere (11)	20,000	*
Dr. Chaiho Kim (12)	18,083	*
David Sugishita (13)	7,500	*
All directors and executive officers as a group (13 persons) (14)	60,021,370	12.5 %

* Less than one percent of the outstanding common stock.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2) Based on 477,926,493 shares outstanding on December 31, 2004. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel common stock subject to options held by that person that will be exercisable within 60 days after December 31, 2004, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 91,667 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(4) Based on a Schedule 13G filed with the SEC on February 10, 2005 by Mellon Financial Corporation. The address of Mellon Financial Corporation is One Mellon Center, Pittsburgh, Pennsylvania 15258.

(5) Includes 292,293 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(6) Includes 320,417 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(7) Includes 152,500 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(8) Includes 248,334 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(9) Includes 158,750 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(10) Includes 158,750 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(11) Includes 20,000 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(12) Includes 12,083 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(13) Includes 7,500 shares issuable under stock options exercisable within 60 days of December 31, 2004.

(14) Includes 2,234,168 issuable under stock options exercisable within 60 days of December 31, 2004.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, as to Atmel's Chief Executive Officer and each of Atmel's four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 during the last fiscal year (the "Named Officers"), information concerning compensation paid for services to Atmel in all capacities during the last three fiscal years:

		Annual Compensation		Long-Term Compensation Awards	All Other Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Number of Shares Underlying Options	
George Perlegos	2004	651,087	100,000	400,000	$5,408 (1)(2)
President and Chief	2003	350,115	--	--	5,228 (1)(2)
Executive Officer	2002	350,115	--	--	4,251 (1)(2)
Gust Perlegos	2004	430,361	75,000	--	2,454 (2)
Executive Vice President,	2003	305,337	--	100,000	2,364 (2)
Office of the President	2002	305,337	--	150,000	1,875 (2)
Tsung-Ching Wu	2004	399,916	75,000	--	2,954 (1)(2)
Executive Vice President,	2003	278,300	--	100,000	2,864 (1)(2)
Office of the President	2002	283,866	--	200,000	2,375 (1)(2)
Francis Barton (3)	2004	376,147	150,000	--	500 (1)
Executive Vice President and	2003	224,815	319,825	600,000	500 (1)
Chief Financial Officer	2002	--	--	--	--
Graham Turner (4)	2004	306,111	122,152	--	--
Vice President and General	2003	248,517	95,196	80,000	--
Manager, Microcontroller Business Unit	2002	--	--	--	--

(1) $500.00 of such amount represents Atmel's contributions to the respective 401(k) plans, which provides for broad-based employee participation.

(2) George Perlegos, Gust Perlegos and Tsung-Ching Wu received fees for serving on the board of directors of Atmel's subsidiary, Atmel Germany GmbH, in the amounts of $4,908, $2,454 and $2,454, respectively, for 2004; $4,728, $2,364 and $2,364, respectively for 2003; and $3,751, $1,876 and $1,876, respectively for 2002.

(3) Mr. Barton joined Atmel in May 2003.

(4) Mr. Turner was made an executive officer of Atmel in May 2003.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to stock options granted to each of the Named Officers during the year ended December 31, 2004. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock.

	Individual Grants (1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year (2)	Exercise Price Per Share	Expiration Date	5%	10%
George Perlegos	400,000(3)	25.54%	$6.20	3/23/2014	$1,559,659	$3,952,481
Gust Perlegos	--	--	--	--	--	--
Tsung-Ching Wu	--	--	--	--	--	--
Francis Barton	--	--	--	--	--	--
Graham Turner	--	--	--	--	--	--

(1) The option was granted from our 1996 Stock Plan and has an exercise price equal to the fair market value per share of our common stock on the date of grant.

(2) Atmel granted options to employees to purchase 1,566,380 shares of common stock in the fiscal year ended December 31, 2004.

(3) Shares subject to the option vest and become exercisable as follows: 12.5% six months after the grant date (which was March 24, 2004) and 2.0833% each month thereafter until fully vested.

Option Exercises and Holdings

The following table provides information with respect to option exercises in 2004 by the Named Officers and the value of such officers' unexercised options at December 31, 2004:

			Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End (2)	
Name	Shares Acquired on Exercise	Value Realized (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
George Perlegos	--	--	75,000	325,000	--	--
Gust Perlegos	--	--	601,875	128,125	$ 69,056	$ 43,364
Tsung-Ching Wu	--	--	627,916	152,084	$116,190	$ 86,730
Francis Barton	10,000	$ 44,500	212,917	377,083	$396,505	$ 637,395
Graham Turner	200,000	$367,422	152,500	97,500	$ 45,250	$ 45,250

(1) Market value of underlying securities on date of exercise, minus the exercise price.
(2) Market value of unexercised options is based on the last reported sales price of our common stock on the Nasdaq National Market of $3.92 per share on December 31, 2004, minus the exercise price.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors generally reviews and approves our executive compensation policies, including the base salary levels and target incentives for our executive officers, at the beginning of each year, and approves the performance objectives of the officers in their areas of responsibility. The Compensation Committee also administers our stock plans, including our 1996 Stock Plan and our 1991 Employee Stock Purchase Plan. No member of the Compensation Committee is a former or current officer or employee of Atmel or any of its subsidiaries.

Compensation Policies

Our policy is that a substantial portion of each officer's annual compensation should be based upon our financial performance. The Compensation Committee adjusts the salaries of our officers based on our financial performance during the past year and on each officer's performance against the objectives related to his area of responsibility. Following a freeze in salaries from 2002 to 2003, and Atmel's improved performance at the end of 2003, the Compensation Committee decided to increase base salaries in 2004 for our executive officers.

Due to improved performance in 2004 compared to 2003, the Compensation Committee decided to pay discretionary bonuses for 2004 to our executive officers.

The Compensation Committee considers granting stock options to executive officers based upon a number of factors, including such officer's responsibilities and relative position, any changes in such officer's responsibility and position, such officer's equity interest in the form of stock and options held by such individual, and the extent to which existing options remain unvested. Upon recommendation of the Compensation Committee, the Board of Directors approved an option grant to our Chief Executive Officer during 2004, but not to any other executive officer. All options are granted at the current market price of our common stock on the date of grant and options generally vest over four years.

Compensation of Chief Executive Officer

As reported in our 2004 Proxy Statement, the Compensation Committee used the criteria described above for compensation decisions regarding the Chief Executive Officer, and in addition considered the salaries of CEOs with a number of comparably-sized companies in the semiconductor industry (the "Benchmark Group"). Such group is subject to change from year to year based on the Compensation Committee's assessment of comparability. The Compensation Committee determined that in 2003, Mr. George Perlegos' compensation was well below the average compensation of chief executive officers in the Benchmark Group. The Compensation Committee decided to increase the base salary of our Chief Executive Officer in 2004 to a level comparable to other CEOs in the Benchmark Group.

The Compensation Committee decided to pay our Chief Executive Officer a bonus of $100,000 for 2004, along with other executives, due to improved performance of Atmel for 2004 compared to 2003. The Compensation Committee also determined that since Mr. George Perlegos had never received an option grant since founding Atmel in 1984, it would award him the maximum option grant allowed under the 1996 Stock Plan, 400,000 shares, during each of the years 2004 and 2005.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

T. Peter Thomas
Norm Hall
Pierre Fougere

PERFORMANCE GRAPH

The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, for Atmel Corporation, the S&P 500 Index and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in Atmel's common stock, the S&P 500 Index and the S&P 500 Information Technology Index from the date of December 31, 1999 through the 2004 year end. Historic stock price performance is not necessarily indicative of future stock price performance.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$150
$100
$50
$0
Dec99
Dec00
Dec01
Dec02
Dec03
Dec04
ATMEL CORP
S&P 500 INDEX
S&P 500 INFORMATION TECHNOLOGY

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2004 the Compensation Committee consisted of Messrs. Thomas, Hall and Fougere. No interlocking relationships exist between any member of the Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation Committee is or was formerly an officer or an employee of Atmel or its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2002, we entered into an agreement with Board approval with Alliant Partners, an investment banking firm, to help us sell our Irving, Texas facility. Although no fees were paid to Alliant Partners during 2004, we will owe fees to Alliant Partners if we sell the facility through their efforts. Norm Hall, a director of Atmel and a member of the Compensation Committee, is Managing Director of Alliant Partners. During 2004, with Board approval we paid Angela Perlegos fees of $54,000 for her services on the Boards of Directors of several of our subsidiaries. Angela Perlegos is the wife of George Perlegos, the CEO and a director of Atmel. During 2004, we accrued $143,000 for payments due to MartSoft Corporation pursuant to a development agreement. The Chairman and CEO of MartSoft is the wife of Tsung-Ching Wu, an executive officer and director of Atmel.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2004, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance, under our compensation plans as of December 31, 2004.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	29,578,000 (1)	$5.70	36,428,000 (2)
Equity compensation plans not approved by security holders	--	--	--
Total	29,578,000	$5.70	36,428,000 (2)

(1) Includes options to purchase shares outstanding under the 1986 Incentive Stock Option Plan and the 1996 Stock Plan

(2) Includes 15,072,000 shares issuable under our 1991 Employee Stock Purchase Plan

PROPOSAL TWO

APPROVAL OF THE ATMEL CORPORATION 2005 STOCK PLAN (AN AMENDMENT AND RESTATEMENT OF THE ATMEL CORPORATION 1996 STOCK PLAN)

Atmel is asking stockholders to approve the Atmel Corporation 2005 Stock Plan (an amendment and restatement of the 1996 Stock Plan) (the "Plan") so that it can use the Plan to achieve Atmel's goals. The Board of Directors has approved the Plan, subject to stockholder approval at the Annual Meeting. If stockholders approve the Plan at the Annual Meeting, the primary results of such approval are (i) the effective extension of the 1996 Stock Plan until May 11, 2015, (ii) the addition of stock appreciation rights and restricted stock units; and (iii) the ability to grant performance-based awards that are fully deductible for federal income tax purposes.

Atmel provides stock options to its employees as an incentive to employees to increase long-term stockholder value. The Plan includes a variety of forms of equity awards, including stock options, restricted stock, stock appreciation rights and restricted stock units to allow Atmel to adapt its equity compensation program to meet the needs of the highly competitive business environment in which Atmel operates.

The Board of Directors strongly believes that the approval of the Plan is essential to Atmel's continued success. Equity awards motivate high levels of performance, align the interests of employees and stockholders by giving employees the perspective of an owner with an equity stake in Atmel, and provide an effective means of recognizing employee contributions to the success of Atmel. The Board of Directors and management believe that equity awards are of great value in recruiting highly talented individuals who help Atmel meet its goals, as well as helping to retain Atmel's very valuable current employees.

Description of the Plan

The following paragraphs provide a summary of the principal features of the Plan and its operation. The Plan is set forth in its entirety as Appendix A to this Proxy Statement. The following summary is qualified in its entirety by reference to the Plan.

Background and Purpose of the Plan. The Plan permits the grant of the following types of incentive awards: (1) incentive stock options, (2) nonstatutory stock options, (3) restricted stock, (4) stock appreciation rights, and (5) restricted stock units (individually, an "Award"). The Plan is intended to attract, motivate, and retain (1) employees of Atmel and its affiliates, (2) consultants, if needed to provide significant services to Atmel and its affiliates, and (3) outside directors of Atmel. The Plan also is designed to encourage stock ownership by employees, directors, and consultants, thereby aligning their interests with those of Atmel's stockholders and to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)").

Administration of the Plan. The Plan is administered by the Board of Directors or a committee (the "Committee") appointed by the Board (the "Administrator"). A Committee generally consists of at least two directors who qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) (so that Atmel is entitled to a federal tax deduction for certain performance-based compensation paid under the Plan).

Subject to the terms of the Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the Plan and outstanding Awards. The Administrator also has authority to amend outstanding Awards to provide for a lower exercise price and/or permit the surrender or cancellation of outstanding Awards in exchange for Awards with a lower exercise price, a different type of Award, cash, and/or a combination thereof. The Administrator may delegate any part of its authority and powers under the Plan to one or more directors and/or officers of Atmel; provided, however, the Administrator generally may not delegate its authority and powers with respect to Awards intended to qualify as performance-based compensation under Section 162(m) if the delegation would cause the Awards to fail to so qualify.

Assuming stockholder approval, the Plan will be effective May 11, 2005 (prior to such time, Atmel shall continue operating under the 1996 Stock Plan as currently in effect). The number of shares of Atmel Common Stock ("Shares") initially reserved for issuance under the Plan will equal up to 56,000,000 Shares (approximately 38,000,000 Shares of which have been issued under the 1996 Stock Plan and approximately 18,000,000 Shares of which are still available for issuance under the 1996 Stock Plan). Thus, there will be no actual increase in Shares available for grant under Atmel's equity incentive plans.

As is the case currently, if an Award is cancelled, terminates, expires, or lapses for any reason without having been fully exercised or vested, the unvested or cancelled Shares generally will be returned to the available pool of Shares reserved for issuance under the Plan.

Eligibility to Receive Awards. The Administrator selects the employees, consultants, and directors who will be granted Awards under the Plan. The actual number of individuals who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants.

Stock Options. A stock option is the right to acquire Shares at a fixed exercise price for a fixed period of time. Under the Plan, the Administrator may grant nonstatutory stock options and/or incentive stock options (which entitle employees, but not Atmel, to more favorable tax treatment). Each option Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The Administrator will determine the number of Shares covered by each option, but during any fiscal year of Atmel, no participant may be granted options (and/or other Awards) covering more than 1,500,000 Shares, unless in connection with the participant's initial year of service, in which case such participant may be granted options to purchase up to an additional 1,500,000 Shares.

The exercise price of the Shares subject to each option is set by the Administrator but cannot be less than 100% of the fair market value (on the date of grant) of the Shares covered by the option for incentive stock options and nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code. An exception may be made for options granted pursuant to a merger or other corporate transaction.

In addition, the exercise price of an incentive stock option must be at least 110% of fair market value if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries. With respect to each participant, the aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by such participant during any calendar year also may not exceed $100,000 (any excess to be considered nonstatutory stock options).

Options become exercisable at the times and on the terms established by the Administrator. The Administrator also establishes the time at which options expire, but the expiration may not be later than 10 years after the grant date or such shorter term as provided in an Award agreement. In addition, if a participant who, at the time an incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries, the expiration term is five (5) years from the date of grant or such shorter term as provided in the Award agreement.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time determined by the Administrator and stated in the Award agreement. In the absence of a time specified in a participant's Award agreement, a participant may exercise the option within three months of such termination, to the extent that the option is vested on the date of termination (but in no event later than the expiration of the term of such option as set forth in the Award agreement), unless such participant's service relationship terminates due to the participant's death or disability, in which case the participant or, if the participant has died, the participant's estate, beneficiary designated in accordance with the Administrator's requirements or the person who acquires the right to exercise the option by bequest or inheritance, may exercise the option, to the extent the option was vested on the date of termination, within 12 months from the date of such termination.

The exercise price of each option must be paid in full in cash (or cash equivalent) at the time of exercise. The Administrator also may permit payment through the tender of Shares that are already owned by the participant, or by any other means that the Administrator determines to be consistent with the purpose of the Plan. At the time of exercise, a participant must pay any taxes that Atmel is required to withhold.

Restricted Stock. Awards of restricted stock are Shares that vest in accordance with the terms and conditions established by the Administrator. The Administrator determines the number of Shares of restricted stock granted to any participant, but during any fiscal year of Atmel, no participant may be granted more than 1,500,000 Shares of restricted stock (and/or other Awards) unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock (and/or other Awards) up to an additional 1,500,000 Shares.

In determining whether an Award of restricted stock should be made, and/or the vesting schedule for any such Award, the Administrator may impose whatever conditions to vesting it determines to be appropriate. Each restricted stock Award is evidenced by an Award agreement specifying the terms and conditions of the Award. Notwithstanding the foregoing, if the Administrator desires that the Award qualify as performance-based compensation under Section 162(m), any restrictions will be based on a specified list of performance goals (see "Performance Goals" below for more information).

A holder of restricted stock will have full voting rights, unless determined otherwise by the Administrator. A holder of restricted stock also generally will be entitled to receive all dividends and other distributions paid with respect to Shares; provided, however, that dividends and distributions generally will be subject to the same vesting criteria as the Shares upon which the dividend or distribution was paid.

Stock Appreciation Rights. Stock appreciation rights ("SARs") are Awards that grant the participant the right to receive an amount (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) equal to (1) the number of shares exercised, times (2) the amount by which Atmel's stock price exceeds the exercise price. Each stock appreciation right Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The exercise price is set by the Administrator but cannot be less than 100% of the fair market value of the covered Shares on the grant date. A SAR may be exercised only if it becomes vested based on the vesting schedule established by the Administrator. SARs expire under the same rules that apply to options and are subject to the same per-person limits (1,500,000 covered Shares for SARs and/or other Awards in any fiscal year unless in connection with the participant's initial year of service, in which case such participant may be granted SAR's covering up to an additional 1,500,000 Shares).

Restricted Stock Units. Restricted Stock units are Awards that result in a payment to a participant (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) only if performance goals and/or other vesting criteria established by the Administrator are achieved or the Awards otherwise vest. Each restricted stock units Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The applicable performance goals or vesting criteria (which may be based solely on continued service to Atmel and its affiliates) will be determined by the Administrator, and may be applied on a company-wide, business unit or individual basis, as deemed appropriate in light of the participant's specific responsibilities (see "Performance Goals" below for more information).

During any fiscal year of Atmel, no participant may receive restricted stock units covering greater than 1,500,000 Shares unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock units covering up to an additional 1,500,000 Shares. The Administrator establishes the initial value of each restricted stock unit on the date of grant.

Performance Goals. The Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. At the Administrator's discretion, one or more of the following performance goals may apply:

- Annual Revenue.
- Operating Profit.
- Cash Flow from Operations.
- Net Income.
- Pro Forma Net Income.
- Earnings per Share.
- Return on Sales.

The performance goals may differ from participant to participant and from Award to Award. Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, compared against another company or companies), (3) against the performance of Atmel as a whole or a segment of Atmel, and/or (4) on a pre-tax or after-tax basis.

By granting Awards that vest upon achievement of performance goals, the Administrator may be able to preserve Atmel's deduction for certain compensation in excess of $1,000,000. Section 162(m) limits Atmel's ability to deduct annual compensation paid to Atmel's Chief Executive Officer or any other of Atmel's four most highly compensated executive officers to $1,000,000 per individual. However, Atmel can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the Plan, setting limits on the number of Awards that any individual may receive, and for Awards other than stock options and stock appreciation rights, establishing performance criteria that must be met before the Award actually will vest or be paid. The performance goals listed above, as well as the per-person limits on shares covered by Awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards.

Limited Transferability of Awards. Awards granted under the Plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution. Notwithstanding the foregoing, the Administrator may permit an individual to transfer an Award to an individual or entity. Any transfer shall be made in accordance with procedures established by the Administrator.

Awards to be Granted to Certain Individuals and Groups. The number of Awards (if any) that an employee, consultant, or director may receive under the Plan is in the discretion of the Administrator and therefore cannot be determined in advance. Atmel's executive officers and directors have an interest in this proposal because they are eligible to receive Awards under the Plan.

Adjustments upon Changes in Capitalization. If Atmel experiences a stock dividend, reorganization, or other change in capital structure affecting the Shares, the number of Shares available for issuance under the Plan, the outstanding Awards, and the per-person limits on Awards, shall be proportionately adjusted to reflect the stock dividend or other change.

Adjustments upon Liquidation or Dissolution. In the event of a liquidation or dissolution, any unexercised Award will terminate. The Administrator may, in its sole discretion, provide that each participant will have the right to exercise all or any part of the Award, including Shares as to which the Award would not otherwise be exercisable.

Adjustments upon Merger or Change in Control. The Plan provides that in the event of a merger with or into another corporation or a sale of all or substantially all of Atmel's assets, the successor corporation will assume or substitute an equivalent Award for each outstanding Award. Unless determined otherwise by the Administrator, any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to Shares that would not otherwise have been vested and exercisable, for a period of up to 15 days from the date of notice to the optionee. The option or stock appreciation right will terminate at the end of such period. Unless determined otherwise by the Administrator, any restricted stock or restricted stock units not assumed or substituted for will be fully vested as to all of the Shares subject to the Award, including Shares which would not otherwise be vested.

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and Atmel of Awards granted under the Plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options and Stock Appreciation Rights. No taxable income is recognized when a nonstatutory stock option or a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Shares on the exercise date over the exercise price. Any additional gain or loss recognized upon later disposition of the Shares is capital gain or loss.

Incentive Stock Options. No taxable income is recognized when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the Shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the Shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the Shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain or loss will be capital gain or loss.

Restricted Stock and Restricted Stock Units. A participant generally will not have taxable income upon grant of restricted stock or restricted stock units. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting date) of the Shares or cash received minus any amount paid. For restricted stock only, a participant instead may elect to be taxed at the time of grant.

Tax Effect for Atmel. Atmel generally will be entitled to a tax deduction in connection with an Award under the Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). As discussed above, special rules limit the deductibility of compensation paid to Atmel's Chief Executive Officer and to each of the next four most highly compensated executive officers. However, the Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based compensation under Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards.

THE FOREGOING IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ATMEL CORPORATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Amendment and Termination of the Plan

The Board generally may amend or terminate the Plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant without his or her consent.

Summary

Atmel believes strongly that the approval of the Plan is essential to its continued success. Awards such as those provided under the Plan constitute an important incentive and help Atmel to attract and retain people whose skills and performance are critical to Atmel's success. Atmel's employees and directors are its most important asset. The Plan is vital to Atmel's ability to attract and retain outstanding and highly skilled individuals to work for Atmel and to serve on its Board of Directors.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" APPROVAL OF THE ATMEL CORPORATION 2005 STOCK PLAN (AN AMENDMENT AND RESTATEMENT OF THE ATMEL CORPORATION 1996 STOCK PLAN).

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit our consolidated financial statements for the year ending December 31, 2005. PricewaterhouseCoopers LLP has audited our financial statements since the year ended 1985.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting and will have an opportunity to make a statement if they so desire. The representatives are also expected to be available to respond to appropriate questions from the stockholders.

Ratification of Appointment of PricewaterhouseCoopers LLP

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm is not required by Atmel's bylaws or other applicable legal requirement. However, our Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

Fees of PricewaterhouseCoopers LLP Incurred by Atmel

The following table sets forth the fees billed for services rendered by PricewaterhouseCoopers LLP for each of our last two fiscal years.

	2004	2003
Audit fees[1]	$5,478,000	$1,424,000
Audit-related fees[2]	--	313,000
Tax fees[3]	55,000	26,000
All other fees	--	--
Total	$5,533,000	$1,763,000

1. Audit fees represent fees for professional services provided in connection with the audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

2. Audit-related fees consisted primarily of advisory services rendered to Atmel in conjunction with Atmel's preliminary assessment of our readiness to meet the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 pertaining to internal controls over financial reporting and accounting consultations regarding accounting and financial reporting.

3. Tax fees consisted of fees for expatriate tax services and international tax planning services and other tax compliance advice.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related SEC rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board of Directors, subject to a de minimus exception set forth in the SEC rules (the De Minimus Exception). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related or non-audit services described above were performed pursuant to the De Minimus Exception during the periods in which the pre-approval requirement has been in effect.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2005. IN THE EVENT OF A NEGATIVE VOTE ON SUCH RATIFICATION, THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS WILL RECONSIDER ITS SELECTION.

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

THE BOARD OF DIRECTORS

Dated: April 7, 2005

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APPENDIX A

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 11, 2005)

1. Background. The Plan permits the grant of Nonstatutory Stock Options, Incentive Stock Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

2. Purposes of the Plan. The purposes of this 2005 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

3. Definitions. As used herein, the following definitions shall apply:

(a) "**Administrator**" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 5 of the Plan.

(b) "**Affiliate**" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

(c) "**Applicable Laws**" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Options or Stock Purchase Rights are, or will be, granted under the Plan.

(d) "**Annual Revenue**" means the Company's or a business unit's net sales for the Fiscal Year, determined in accordance with generally accepted accounting principles; provided, however, that prior to the Fiscal Year, the Committee shall determine whether any significant item(s) shall be excluded or included from the calculation of Annual Revenue with respect to one or more Participants.

(e) "**Award**" means, individually or collectively, a grant under the Plan of Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

(f) "**Award Agreement**" means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(g) "**Board**" means the Board of Directors of the Company.

(h) "**Cash Flow from Operations**" means as to any Fiscal Year, the Company's cash generated from operating activities, or a business unit's cash generated from operating activities, determined in accordance with generally acceptable accounting principles.

(i) "**Code**" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(j) "**Committee**" means a committee of Directors appointed by the Board in accordance with Section 5 of the Plan.

(k) "**Common Stock**" means the common stock of the Company.

(l) "**Company**" means Atmel Corporation, a Delaware corporation.

(m) "**Consultant**" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(n) "**Director**" means a member of the Board, either as an Employee or an Outside Director.

(o) "**Disability**" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) "**Earnings Per Share**" means as to any Fiscal Year, the Company's Net Income or a business unit's Pro Forma Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding.

(q) "**Employee**" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(r) "**Exercise Price**" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

(s) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(t) "**Fair Market Value**" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(u) "**Fiscal Year**" means the fiscal year of the Company.

(v) "**Grant Date**" means, with respect to an Award, the date that the Award was granted.

(w) "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) "**Net Income**" means as to any Fiscal Year, the income after taxes of the Company for the Fiscal Year determined in accordance with generally accepted accounting principles, provided that prior to the Fiscal Year, the Committee shall determine whether any significant item(s) shall be included or excluded from the calculation of Net Income with respect to one or more Participants.

(y) "**Nonstatutory Stock Option**" means an Option not intended to qualify as an Incentive Stock Option.

(z) "**Notice of Grant**" means a written or electronic notice evidencing certain terms and conditions of an individual Award grant. The Notice of Grant is part of the Award Agreement.

(aa) "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) "**Operating Profit**" means the Company's or a business unit's profit from operations but excluding any unusual items, determined in accordance with generally accepted accounting principles.

(cc) "**Option**" means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(dd) "**Optionee**" means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

(ee) "**Option Exchange Program**" means a program whereby outstanding Options are surrendered or cancelled in exchange for the right to receive options of the same type, of a different type and/or cash pursuant to such terms as the Administrator may determine.

(ff) "**Optioned Stock**" means the Common Stock subject to an Award.

(gg) "**Outside Director**" means a Director who is not an Employee.

(hh) "**Parent**" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ii) "**Participant**" means the holder of an outstanding Award, which shall include an Optionee.

(jj) "**Performance Goals**" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Annual Revenue, (b) Operating Profit, (c) Cash Flow from Operations, (d) Net Income, (e) Pro Forma Net Income, (f) Earnings Per Share, and (g) Return on Sales. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be (i) measured in absolute terms, (ii) measured in relative terms (including, but not limited to compared to another company or companies), (iii) measured against the performance of the Company as a whole or a segment of the Company and/or (iv) measured on a pre-tax or post-tax basis (if applicable).

(kk) "**Plan**" means this 2005 Stock Plan, as amended.

(ll) "**Pro Forma Net Income**" means as to any business unit for any Fiscal Year, the Controllable Profits of such business unit, minus allocations of designated corporate expenses.

(mm) "**Reload Option**" means an Option that automatically is granted if a Participant pays the exercise price of an Option by tendering Shares.

(nn) "**Restricted Stock**" means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 12 of the Plan.

(oo) "**Restricted Stock Purchase Agreement**" means a written agreement between the Company and the Optionee evidencing the terms and restrictions applying to stock purchased under a Stock Purchase Right. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(pp) "**Restricted Stock Unit**" means an Award granted to a Participant pursuant to Section 14.

(qq) "**Retirement**" means, in the case of an Employee or Director: (a) a Termination of Service occurring on or after age sixty-five (65), or (b) a Termination of Service occurring on or after age sixty (60) with at least ten (10) Years of Service. With respect to a Consultant, no Termination of Service shall be deemed to be on account of "Retirement."

(rr) "**Return on Sales**" means as to any Fiscal Year, the percentage equal to the Company's Net Income or the business unit's Pro Forma Net Income, divided by the Company's or the business unit's Annual Revenue, as applicable.

(ss) "**Rule 16b-3**" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(tt) "**Section 16(b)**" means Section 16(b) of the Exchange Act.

(uu) "**Service Provider**" means an Employee, Director or Consultant.

(vv) "**Share**" means a share of the Common Stock, as adjusted in accordance with Section 13 of the Plan.

(ww) "**Stock Appreciation Right**" or "**SAR**" means an Award, granted alone or in connection with a related Option (either affiliated or tandem) that pursuant to Section 13 is designated as an SAR.

(xx) "**Stock Purchase Right**" means the right to purchase Common Stock pursuant to Section 12 of the Plan, as evidenced by a Notice of Grant.

(yy) "**Subsidiary**" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(zz) "**Termination of Service**" means (a) in the case of an Employee, a cessation of the employee-employer relationship between the Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous re-employment or engagement as a consultant by the Company or an Affiliate; (b) in the case of a Consultant, a cessation of the service relationship between the Consultant and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous employment as an Employee or re-engagement of the Consultant by the Company or an Affiliate; and (c) in the case of a Director, a cessation of the Director's service on the Board for any reason, including, but not by way of limitation, a termination by resignation, death, Disability, Retirement or non-reelection to the Board, but excluding any such termination where there is a simultaneous employment as an Employee or engagement as a Consultant by the Company or an Affiliate.

4. Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 56,000,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); provided, however, that Shares that have actually been issued under the Plan, whether upon exercise of an Option or Right, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

5. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code. For purposes of qualifying grants of Awards as "performance-based compensation" under Section 162(m) of the Code, the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Committee on or before the latest date permissible to enable the Awards to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Awards that are intended to qualify under Section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Awards under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted; provided, however, that no such reduction of the exercise price of an Award will occur, unless approved by the Company's stockholders (except for adjustments made pursuant to Section 16).

(vii) to institute an Option Exchange Program, provided that no such program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding Option followed by its immediate replacement with a new Option with a lower exercise price.

(viii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(ix) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(x) to modify or amend each Award (subject to Section 18(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(xi) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by an Optionee to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Optionees and any other holders of Options or Stock Purchase Rights.

6. Eligibility. Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

7. Limitations.

(a) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 7(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) Neither the Plan nor any Award shall confer upon an Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Optionee's right or the Company's right to terminate such relationship at any time, with or without cause.

(c) The following limitations shall apply to grants of Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units:

(i) No Service Provider shall be granted, in any fiscal year of the Company, Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase more than 1,500,000 Shares.

(ii) In connection with his or her initial service, a Service Provider may be granted Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase up to an additional 1,500,000 Shares which shall not count against the limit set forth in subsection (i) above.

(iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 16.

(iv) If an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 16), the cancelled Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units will be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is reduced, the transaction will be treated as a cancellation of the Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units and the grant of a new Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units.

8. Term of Plan. Subject to Section 22 of the Plan, the Plan shall become effective upon adoption by the Board and obtaining stockholder approval. The Plan amends and restates the previous 1996 Stock Plan. It shall continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

9. Term of Option. The term of each Option shall be stated in the Award Agreement. In the case of an Incentive Stock Option, the term shall be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

10. Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a merger or other corporate transaction.

(b) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised.

(c) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares, which in the case of Shares acquired directly or indirectly from the Company, (A) have been vested and owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(v) a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement;

(vi) any combination of the foregoing methods of payment; or

(vii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

11. Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Except for options granted prior to October 11, 1996, or unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised following the Optionee's death within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's death. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

12. Stock Purchase Rights.

(a) Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the

Plan, it shall advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree shall be entitled to purchase, the price to be paid, and the time within which the offeree must accept such offer. The offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b) Number of Shares. The Administrator shall have complete discretion to determine the number of Stock Purchase Rights granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted Stock Purchase Rights covering more than 1,500,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Repurchase Option. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

(d) Other Provisions. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(e) Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 16 of the Plan.

13. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Employees and Consultants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator may grant affiliated SARs, freestanding SARs, tandem SARs, or any combination thereof.

(i) Number of Shares. The Administrator shall have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted SARs covering more than 1,500,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(ii) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, the exercise price of a freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. The exercise price of tandem or affiliated SARs shall equal the Exercise Price of the related Option.

(b) Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a tandem SAR granted in connection with an Incentive Stock Option: (a) the tandem SAR shall expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the tandem SAR shall be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the tandem SAR is exercised; and (c) the tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

(c) Exercise of Affiliated SARs. An affiliated SAR shall be deemed to be exercised upon the exercise of the related Option. The deemed exercise of an affiliated SAR shall not necessitate a reduction in the number of Shares subject to the related Option.

(d) Exercise of Freestanding SARs. Freestanding SARs shall be exercisable on such terms and conditions as the Administrator, in its sole discretion, shall determine.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. An SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 11 also shall apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

14. Restricted Stock Units.

(a) Grant of Restricted Stock Units. Restricted Stock Units may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion in determining the number of Restricted Stock Units granted to each Participant, provided that during any Fiscal Year, no Participant shall be granted Restricted Stock Units covering more than 1,500,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Value of Restricted Stock Units. Each Restricted Stock Unit will have an initial value that is established by the Administrator on or before the date of grant.

(d) Performance Goals and Other Terms. The Administrator will set Performance Goals or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Restricted Stock Units that will be paid out to the Service Providers. The time period during which the Performance Goals or other vesting provisions must be met will be called the "Performance Period." Each award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set Performance Goals based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(e) Earning of Restricted Stock Units. After the applicable Performance Period has ended, the holder of Restricted Stock Units will be entitled to receive a payout of the number of Restricted Stock Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved. After the grant of a Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit.

(f) Form and Timing of Payment of Restricted Stock Units. Payment of earned Restricted Stock Units will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Restricted Stock Units at the close of the applicable Performance Period) or in a combination thereof.

(g) Cancellation of Restricted Stock Units. On the date set forth in the Award Agreement, all unearned or unvested Restricted Stock Units will be forfeited to the Company, and again will be available for grant under the Plan.

15. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

16. Adjustments Upon Changes in Capitalization, Dissolution or Liquidation, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits in Sections 4, 7, 13 and 14 of the Plan, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Award shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Asset Sale. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be fully vested and exercisable for a period of 15 days from the date of such notice, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this paragraph, the Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash or a Restricted Stock Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, for each Share subject to such Award (or in the case of Restricted Stock Units, the number of implied shares determined by dividing the value of the Restricted Stock Units by the per Share consideration received by holders of Common Stock in the merger or sale of assets), to be solely common stock of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders of Common Stock in the merger or sale of assets.

Notwithstanding anything in this Section 16(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the successor corporation's corporate structure post-merger or post-sale of assets will not be deemed to invalidate an otherwise valid Award assumption.

17. Date of Grant. The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Optionee within a reasonable time after the date of such grant.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 11, 2005)

STOCK OPTION AWARD AGREEMENT

Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Award Agreement.

I. NOTICE OF STOCK OPTION GRANT

Name:

Address:

You have been granted an option to purchase Common Stock of the Company, subject to the terms and conditions of the Plan and this Award Agreement, as follows:

Grant Number	________________________
Date of Grant	________________________
Vesting Commencement Date	________________________
Exercise Price per Share	$________________________
Total Number of Shares Granted	________________________
Total Exercise Price	$________________________
Type of Option:	___ Incentive Stock Option
	___ Nonstatutory Stock Option
Term/Expiration Date:	________________________

Vesting Schedule:

This Option may be exercised, in whole or in part, in accordance with the following schedule:

-- of the Shares subject to the Option shall vest twelve months after the Vesting Commencement Date, and -- of the Shares subject to the Option will vest on the last day of each -- thereafter, subject to the Participant continuing to be a Service Provider through each such dates.

Termination Period:

This Option will be exercisable for thirty (30) days after Optionee ceases to be a Service Provider to the extent it has vested as of such date; provided, however, that if Optionee ceases to be a Service Provider as the result of his or her death or Disability, this Option may be exercised for one (1) year after Optionee ceases to be a Service Provider to the extent it has vested as of such date. In no event may Optionee exercise this Option after the Term/Expiration Date as provided above.

II. AGREEMENT

1. Grant of Option. The Plan Administrator of the Company hereby grants to the Optionee named in the Notice of Grant attached as Part I of this Agreement (the "**Optionee**") an option (the "**Option**") to purchase the number of Shares, as set forth in the Notice of Grant, at the exercise price per share set forth in the Notice of Grant (the "**Exercise Price**"), subject to the terms and conditions of the Plan, which is incorporated herein by reference. Subject to Section 18(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Award Agreement, the terms and conditions of the Plan shall prevail.

If designated in the Notice of Grant as an Incentive Stock Option ("**ISO**"), this Option is intended to qualify as an Incentive Stock Option under Section 422 of the Code. However, if this Option is intended to be an Incentive Stock Option, to the extent that it exceeds the $100,000 rule of Code Section 422(d) it shall be treated as a Nonstatutory Stock Option ("**NSO**").

2. Exercise of Option.

(a) Right to Exercise. This Option is exercisable during its term in accordance with the Vesting Schedule set out in the Notice of Grant and the applicable provisions of the Plan and this Award Agreement.

(b) Method of Exercise. This Option is exercisable by delivery of an exercise notice, in the form attached as Exhibit A (the "**Exercise Notice**"), which shall state the election to exercise the Option, the number of Shares in respect of which the Option is being exercised (the "**Exercised Shares**"), and such other representations and agreements as may be required by the Company pursuant to the provisions of the Plan. The Exercise Notice shall be completed by the Optionee and delivered to Secretary of the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares, together with any applicable withholding taxes. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by such aggregate Exercise Price, together with any applicable withholding taxes.

No Shares shall be issued pursuant to the exercise of this Option unless such issuance and exercise complies with Applicable Laws. Assuming such compliance, for income tax purposes the Exercised Shares shall be considered transferred to the Optionee on the date the Option is exercised with respect to such Exercised Shares.

3. Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee:

(a) cash; or

(b) check; or

(c) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan; or

(d) with the Administrator's consent, surrender of other, provided Shares acquired from the Company (i) have been vested and owned by the Optionee for more than six (6) months on the date of surrender, AND (ii) have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Exercised Shares.

4. Non-Transferability of Option. This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by the Optionee. The terms of the Plan and this Award Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

5. Term of Option. This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Award Agreement.

6. Tax Obligations.

(a) Withholding Taxes. Optionee agrees to make appropriate arrangements with the Company (or the Parent or Subsidiary employing or retaining Optionee) for the satisfaction of all Federal, state, local and foreign income and employment tax withholding requirements applicable to the Option exercise. Optionee acknowledges and agrees that the Company may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

(b) Notice of Disqualifying Disposition of ISO Shares. If the Option granted to Optionee herein is an ISO, and if Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise, the Optionee will immediately notify the Company in writing of such disposition. Optionee agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee.

7. Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee. This agreement is governed by the internal substantive laws, but not the choice of law rules, of California.

8. No Guarantee of Continued Service. OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED AN OPTION OR PURCHASING SHARES HEREUNDER). OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE WITH OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

By Optionee's signature and the signature of the Company's representative below, Optionee and the Company agree that this Option is granted under and governed by the terms and conditions of the Plan and this Award Agreement. Optionee has reviewed the Plan and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award Agreement and fully understands all provisions of the Plan and Award Agreement. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and Award Agreement. Optionee further agrees to notify the Company upon any change in the residence address indicated below.

OPTIONEE:	ATMEL CORPORATION
______________________	______________________
Signature	By
______________________	______________________
Print Name	Title
______________________	
______________________	
Residence Address	

EXHIBIT A

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 11, 2005

EXERCISE NOTICE

Atmel Corporation
2325 Orchard Parkway
San Jose, California 95131
Attention: Secretary

1. Exercise of Option. Effective as of today, _______________, 20__, the undersigned ("**Purchaser**") hereby elects to purchase _____________ shares (the "**Shares**") of the Common Stock of Atmel Corporation (the "**Company**") under and pursuant to the 2005 Stock Plan, as amended (the "**Plan**") and the Stock Option Award Agreement dated, _______ (the "**Award Agreement**"). The purchase price for the Shares shall be $______, as required by the Award Agreement.

2. Delivery of Payment. Purchaser herewith delivers to the Company the full purchase price of the Shares, as set forth in the Award Agreement, and any and all withholding taxes due in connection with the exercise of the Option.

3. Representations of Purchaser. Purchaser acknowledges that Purchaser has received, read and understood the Plan and the Award Agreement and agrees to abide by and be bound by their terms and conditions.

4. Rights as Shareholder. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Shares so acquired shall be issued to the Optionee as soon as practicable after exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date of issuance, except as provided in Section 16 of the Plan.

5. Tax Consultation. Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser's purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted with any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

6. Entire Agreement; Governing Law. The Plan and Award Agreement are incorporated herein by reference. This Agreement, the Plan and the Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Purchaser with respect to the subject matter hereof, and may not be modified adversely to the Purchaser's interest except by means of a writing signed by the Company and Purchaser. This agreement is governed by the internal substantive laws, but not the choice of law rules, of California.

Submitted by:	Accepted by:
PURCHASER:	ATMEL CORPORATION
______________________________	______________________________
Signature	By
______________________________	______________________________
Print Name	Its
Address:	Address:
______________________________	2325 Orchard Parkway San Jose, CA 95131
______________________________	
	______________________________
	Date Received

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 11, 2005)

NOTICE OF GRANT OF STOCK PURCHASE RIGHT

Unless otherwise defined herein, the terms defined in the 2005 Stock Plan shall have the same defined meanings in this Notice of Grant.

Name:

Address:

You have been granted the right to purchase Common Stock of the Company, subject to the Company's Repurchase Option and your ongoing status as a Service Provider (as described in the Plan and the attached Restricted Stock Purchase Agreement), as follows:

Grant Number	______________________
Date of Grant	______________________
Price Per Share	$_____________________
Total Number of Shares Subject to This Stock Purchase Right	______________________
Expiration Date:	______________________

YOU MUST EXERCISE THIS STOCK PURCHASE RIGHT BEFORE THE EXPIRATION DATE OR IT WILL TERMINATE AND YOU WILL HAVE NO FURTHER RIGHT TO PURCHASE THE SHARES. By your signature and the signature of the Company's representative below, you and the Company agree that this Stock Purchase Right is granted under and governed by the terms and conditions of the 2005 Stock Plan and the Restricted Stock Purchase Agreement, attached hereto as Exhibit A-1, both of which are made a part of this document. You further agree to execute the attached Restricted Stock Purchase Agreement as a condition to purchasing any shares under this Stock Purchase Right.

GRANTEE:	ATMEL CORPORATION
______________________	______________________
Signature	By
______________________	______________________
Print Name	Title

EXHIBIT A-1

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 11, 2005)

RESTRICTED STOCK PURCHASE AGREEMENT

Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Restricted Stock Purchase Agreement.

WHEREAS the Purchaser named in the Notice of Grant, (the "**Purchaser**") is an Service Provider, and the Purchaser's continued participation is considered by the Company to be important for the Company's continued growth; and

WHEREAS in order to give the Purchaser an opportunity to acquire an equity interest in the Company as an incentive for the Purchaser to participate in the affairs of the Company, the Administrator has granted to the Purchaser a Stock Purchase Right subject to the terms and conditions of the Plan and the Notice of Grant, which are incorporated herein by reference, and pursuant to this Restricted Stock Purchase Agreement (the "**Agreement**").

NOW THEREFORE, the parties agree as follows:

1. Sale of Stock. The Company hereby agrees to sell to the Purchaser and the Purchaser hereby agrees to purchase shares of the Company's Common Stock (the "**Shares**"), at the per Share purchase price and as otherwise described in the Notice of Grant.

2. Payment of Purchase Price. The purchase price for the Shares may be paid by delivery to the Company at the time of execution of this Agreement of cash, a check, or some combination thereof.

3. Repurchase Option.

(a) In the event the Purchaser ceases to be a Service Provider for any or no reason (including death or disability) before all of the Shares are released from the Company's Repurchase Option (see Section 4), the Company shall, upon the date of such termination (as reasonably fixed and determined by the Company) have an irrevocable, exclusive option (the "**Repurchase Option**") for a period of sixty (60) days from such date to repurchase up to that number of shares which constitute the Unreleased Shares (as defined in Section 4) at the original purchase price per share (the "**Repurchase Price**"). The Repurchase Option shall be exercised by the Company by delivering written notice to the Purchaser or the Purchaser's executor (with a copy to the Escrow Holder) AND, at the Company's option, (i) by delivering to the Purchaser or the Purchaser's executor a check in the amount of the aggregate Repurchase Price, or (ii) by canceling an amount of the Purchaser's indebtedness to the Company equal to the aggregate Repurchase Price, or (iii) by a combination of (i) and (ii) so that the combined payment and cancellation of indebtedness equals the aggregate Repurchase Price. Upon delivery of such notice and the payment of the aggregate Repurchase Price, the Company shall become the legal and beneficial owner of the Shares being repurchased and all rights and interests therein or relating thereto, and the Company shall have the right to retain and transfer to its own name the number of Shares being repurchased by the Company.

(b) Whenever the Company shall have the right to repurchase Shares hereunder, the Company may designate and assign one or more employees, officers, directors or shareholders of the Company or other persons or organizations to exercise all or a part of the Company's purchase rights under this Agreement and purchase all or a part of such Shares. If the Fair Market Value of the Shares to be repurchased on the date of such designation or assignment (the "**Repurchase FMV**") exceeds the aggregate Repurchase Price of such Shares, then each such designee or assignee shall pay the Company cash equal to the difference between the Repurchase FMV and the aggregate Repurchase Price of such Shares.

4. Release of Shares From Repurchase Option.

(a) ______________________ percent (_____%) of the Shares shall be released from the Company's Repurchase Option [________[months/years]] after the Date of Grant and _________________ percent (_____%) of the Shares [at the end of each month thereafter], provided that the Purchaser does not cease to be a Service Provider prior to the date of any such release.

(b) Any of the Shares that have not yet been released from the Repurchase Option are referred to herein as "Unreleased Shares."

(c) The Shares that have been released from the Repurchase Option shall be delivered to the Purchaser at the Purchaser's request (see Section 6).

5. Restriction on Transfer. Except for the escrow described in Section 6 or the transfer of the Shares to the Company or its assignees contemplated by this Agreement, none of the Shares or any beneficial interest therein shall be transferred, encumbered or otherwise disposed of in any way until such Shares are released from the Company's Repurchase Option in accordance with the provisions of this Agreement, other than by will or the laws of descent and distribution.

6. Escrow of Shares.

(a) To ensure the availability for delivery of the Purchaser's Unreleased Shares upon repurchase by the Company pursuant to the Repurchase Option, the Purchaser shall, upon execution of this Agreement, deliver and deposit with an escrow holder designated by the Company (the "**Escrow Holder**") the share certificates representing the Unreleased Shares, together with the stock assignment duly endorsed in blank, attached hereto as Exhibit A-2. The Unreleased Shares and stock assignment shall be held by the Escrow Holder, pursuant to the Joint Escrow Instructions of the Company and Purchaser attached hereto as Exhibit A-3, until such time as the Company's Repurchase Option expires.

(b) The Escrow Holder shall not be liable for any act it may do or omit to do with respect to holding the Unreleased Shares in escrow while acting in good faith and in the exercise of its judgment.

(c) If the Company or any assignee exercises the Repurchase Option hereunder, the Escrow Holder, upon receipt of written notice of such exercise from the proposed transferee, shall take all steps necessary to accomplish such transfer.

(d) When the Repurchase Option has been exercised or expires unexercised or a portion of the Shares has been released from the Repurchase Option, upon request the Escrow Holder shall promptly cause a new certificate to be issued for the released Shares and shall deliver the certificate to the Company or the Purchaser, as the case may be.

(e) Subject to the terms hereof, the Purchaser shall have all the rights of a shareholder with respect to the Shares while they are held in escrow, including without limitation, the right to vote the Shares and to receive any cash dividends declared thereon. If, from time to time during the term of the Repurchase Option, there is (i) any stock dividend, stock split or other change in the Shares, or (ii) any merger or sale of all or substantially all of the assets or other acquisition of the Company, any and all new, substituted or additional securities to which the Purchaser is entitled by reason of the Purchaser's ownership of the Shares shall be immediately subject to this escrow, deposited with the Escrow Holder and included thereafter as "Shares" for purposes of this Agreement and the Repurchase Option.

7. Legends. The share certificate evidencing the Shares, if any, issued hereunder shall be endorsed with the following legend (in addition to any legend required under applicable state securities laws):

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS UPON TRANSFER AND RIGHTS OF REPURCHASE AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

8. Adjustment for Stock Split. All references to the number of Shares and the purchase price of the Shares in this Agreement shall be appropriately adjusted to reflect any stock split, stock dividend or other change in the Shares which may be made by the Company after the date of this Agreement.

9. Tax Consequences. The Purchaser has reviewed with the Purchaser's own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. The Purchaser is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Purchaser understands that the Purchaser (and not the Company) shall be responsible for the Purchaser's own tax liability that may arise as a result of the transactions contemplated by this Agreement.

10. General Provisions.

(a) This Agreement shall be governed by the internal substantive laws, but not the choice of law rules of California. This Agreement, subject to the terms and conditions of the Plan and the Notice of Grant, represents the entire agreement between the parties with respect to the purchase of the Shares by the Purchaser. Subject to Section 18(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this

Agreement, the terms and conditions of the Plan shall prevail. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Agreement.

(b) Any notice, demand or request required or permitted to be given by either the Company or the Purchaser pursuant to the terms of this Agreement shall be in writing and shall be deemed given when delivered personally or deposited in the U.S. mail, First Class with postage prepaid, and addressed to the parties at the addresses of the parties set forth at the end of this Agreement or such other address as a party may request by notifying the other in writing.

Any notice to the Escrow Holder shall be sent to the Company's address with a copy to the other party hereto.

(c) The rights of the Company under this Agreement shall be transferable to any one or more persons or entities, and all covenants and agreements hereunder shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of the Purchaser under this Agreement may only be assigned with the prior written consent of the Company.

(d) Either party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and shall not constitute a waiver of either party's right to assert any other legal remedy available to it.

(e) The Purchaser agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

(f) PURCHASER ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO SECTION 4 HEREOF IS EARNED ONLY BY CONTINUING SERVICE AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (AND NOT THROUGH THE ACT OF BEING HIRED OR PURCHASING SHARES HEREUNDER). PURCHASER FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE WITH PURCHASER'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE PURCHASER'S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

By Purchaser's signature below, Purchaser represents that he or she is familiar with the terms and provisions of the Plan, and hereby accepts this Agreement subject to all of the terms and provisions thereof. Purchaser has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement. Purchaser agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Agreement. Purchaser further agrees to notify the Company upon any change in the residence indicated in the Notice of Grant.

PURCHASER:	ATMEL CORPORATION
______________________________	______________________________
Signature	By
______________________________	______________________________
Print Name	Title

DATED: ____________________

EXHIBIT A-2

ASSIGNMENT SEPARATE FROM CERTIFICATE

FOR VALUE RECEIVED I, ________________________, hereby sell, assign and transfer unto __________________ (_________) shares of the Common Stock of Atmel Corporation standing in my name of the books of said corporation represented by Certificate No. _____ herewith and do hereby irrevocably constitute and appoint ________________________________ to transfer the said stock on the books of the within named corporation with full power of substitution in the premises.

This Stock Assignment may be used only in accordance with the Restricted Stock Purchase Agreement (the "**Agreement**") between______________________ and the undersigned dated _____________, 20__.

Dated: ______________, 20___

____
Signature

INSTRUCTIONS: Please do not fill in any blanks other than the signature line. The purpose of this assignment is to enable the Company to exercise the Repurchase Option, as set forth in the Agreement, without requiring additional signatures on the part of the Purchaser.

EXHIBIT A-3

JOINT ESCROW INSTRUCTIONS

____________, 20___

Corporate Secretary
Atmel Corporation
2325 Orchard Parkway
San Jose, California 95131

Dear __________:

As Escrow Agent for both Atmel Corporation, a Delaware corporation (the "**Company**"), and the undersigned purchaser of stock of the Company (the "**Purchaser**"), you are hereby authorized and directed to hold the documents delivered to you pursuant to the terms of that certain Restricted Stock Purchase Agreement ("**Agreement**") between the Company and the undersigned, in accordance with the following instructions:

1. In the event the Company and/or any assignee of the Company (referred to collectively as the "**Company**") exercises the Company's Repurchase Option set forth in the Agreement, the Company shall give to Purchaser and you a written notice specifying the number of shares of stock to be purchased, the purchase price, and the time for a closing hereunder at the principal office of the Company. Purchaser and the Company hereby irrevocably authorize and direct you to close the transaction contemplated by such notice in accordance with the terms of said notice.

2. At the closing, you are directed (a) to date the stock assignments necessary for the transfer in question, (b) to fill in the number of shares being transferred, and (c) to deliver same, together with the certificate evidencing the shares of stock to be transferred, to the Company or its assignee, against the simultaneous delivery to you of the purchase price (by cash, a check, or some combination thereof) for the number of shares of stock being purchased pursuant to the exercise of the Company's Repurchase Option.

3. Purchaser irrevocably authorizes the Company to deposit with you any certificates evidencing shares of stock to be held by you hereunder and any additions and substitutions to said shares as defined in the Agreement. Purchaser does hereby irrevocably constitute and appoint you as Purchaser's attorney-in-fact and agent for the term of this escrow to execute with respect to such securities all documents necessary or appropriate to make such securities negotiable and to complete any transaction herein contemplated, including but not limited to the filing with any applicable state blue sky authority of any required applications for consent to, or notice of transfer of, the securities. Subject to the provisions of this paragraph 3, Purchaser shall exercise all rights and privileges of a shareholder of the Company while the stock is held by you.

4. Upon written request of the Purchaser, but no more than once per calendar year, unless the Company's Repurchase Option has been exercised, you shall deliver to Purchaser a certificate or certificates representing so many shares of stock as are not then subject to the

Company's Repurchase Option. Within 90 days after Purchaser ceases to be a Service Provider, you shall deliver to Purchaser a certificate or certificates representing the aggregate number of shares held or issued pursuant to the Agreement and not purchased by the Company or its assignees pursuant to exercise of the Company's Repurchase Option.

5. If at the time of termination of this escrow you should have in your possession any documents, securities, or other property belonging to Purchaser, you shall deliver all of the same to Purchaser and shall be discharged of all further obligations hereunder.

6. Your duties hereunder may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

7. You shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by you to be genuine and to have been signed or presented by the proper party or parties. You shall not be personally liable for any act you may do or omit to do hereunder as Escrow Agent or as attorney-in-fact for Purchaser while acting in good faith, and any act done or omitted by you pursuant to the advice of your own attorneys shall be conclusive evidence of such good faith.

8. You are hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law, and are hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case you obey or comply with any such order, judgment or decree, you shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

9. You shall not be liable in any respect on account of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for hereunder.

10. You shall not be liable for the outlawing of any rights under the statute of limitations with respect to these Joint Escrow Instructions or any documents deposited with you.

11. You shall be entitled to employ such legal counsel and other experts as you may deem necessary properly to advise you in connection with your obligations hereunder, may rely upon the advice of such counsel, and may pay such counsel reasonable compensation therefore.

12. Your responsibilities as Escrow Agent hereunder shall terminate if you shall cease to be an officer or agent of the Company or if you shall resign by written notice to each party. In the event of any such termination, the Company shall appoint a successor Escrow Agent.

13. If you reasonably require other or further instruments in connection with these Joint Escrow Instructions or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

14. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by you hereunder, you are authorized and directed to retain in your possession without liability to anyone all or any part of said securities until such disputes shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but you shall be under no duty whatsoever to institute or defend any such proceedings.

15. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail with postage and fees prepaid, addressed to each of the other parties thereunto entitled at the following addresses or at such other addresses as a party may designate by ten days' advance written notice to each of the other parties hereto.

COMPANY: Atmel Corporation

PURCHASER: ______________________________

____

____

ESCROW AGENT: Corporate Secretary,
Atmel Corporation

16. By signing these Joint Escrow Instructions, you become a party hereto only for the purpose of said Joint Escrow Instructions; you do not become a party to the Agreement.

17. This instrument shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

18. These Joint Escrow Instructions shall be governed by, and construed and enforced in accordance with, the internal substantive laws, but not the choice of law rules, of California.

Very truly yours,
Atmel Corporation

____
By

____
Title

PURCHASER:

____
Signature

____
Print Name

ESCROW AGENT:

____
Corporate Secretary

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 11, 2005)

NOTICE OF GRANT OF STOCK APPRECIATION RIGHT

Unless otherwise defined herein, the terms defined in the Atmel Corporation 2005 Stock Plan (the "Plan") shall have the same defined meanings in this Notice of Grant.

You have been granted a Stock Appreciation Right subject to the terms and conditions of the Plan and the attached Stock Appreciation Right Agreement (the "Award Agreement"), as follows:

Grant Number	______________________
Date of Grant	______________________
Vesting Commencement Date	______________________
Exercise Price per Share	$______________________
Total Number of Shares Granted	______________________
Expiration Date:	______________________

Vesting Schedule:

This Stock Appreciation Right shall vest, in whole or in part, in accordance with the following schedule:

-- of the Shares subject to the Option shall vest [______] months after the Vesting Commencement Date, and -- of the Shares subject to the Option will vest on the last day of each -- thereafter, subject to the Participant continuing to be a Service Provider through each such dates.

Termination Period:

This Stock Appreciation Right shall be exercisable for thirty (30) days after Participant ceases to be a Service Provider, unless such termination is due to Participant's death, Disability or Retirement. If Participant ceases to be a Service Provider due to Participant's death, Disability, this Stock Appreciation Right shall be exercisable for one (1) year after Participant ceases to be Service Provider. If Participant ceases to be a Service Provider due to Participant's Retirement, this Stock Appreciation Right shall be exercisable until the Term/Expiration Date as provided above. Notwithstanding the foregoing, in no event may this Stock Appreciation Right be exercised after the Term/Expiration Date as provided above and may be subject to earlier termination as provided in Section 18(c) of the Plan.

The Stock Appreciation Right evidenced by this Notice of Grant is part of and subject in all respects to the terms and conditions of the attached Award Agreement, the terms of which are hereby incorporated herein by reference as if set forth herein in full, and the Plan (a copy of which has been made available to you by the Company).

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED MAY 11, 2005)

STOCK APPRECIATION RIGHT AGREEMENT

1) Grant of Stock Appreciation Right. The Administrator hereby grants to the Participant (the "Participant") named in the Notice of Grant attached to (and part of) this Stock Appreciation Right Agreement, a Stock Appreciation Right (the "Stock Appreciation Right") to purchase the number of Shares as set forth in the Notice of Grant, at the exercise price per share set forth in the Notice of Grant (the "Exercise Price"), subject to the terms and conditions of the Atmel Corporation 2005 Stock Plan (the "Plan") which is incorporated herein by reference (the Plan and the Notice of Grant together with this Stock Appreciation Right Agreement are herein referred to as the " Award Agreement" or the "Stock Appreciation Right Agreement"). Subject to Section 18(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and the terms and conditions of this Award Agreement, the terms and conditions of the Plan shall prevail. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Award Agreement.

2) Exercise of Stock Appreciation Right. This Stock Appreciation Right is exercisable by delivery of an exercise notice, in the form attached as Exhibit A (the "Exercise Notice") or such other form or manner as the Administrator may determine, which shall state the election to exercise the Stock Appreciation Right and the number of Shares in respect of which the Stock Appreciation Right is being exercised (the "Exercised Shares"). The Exercise Notice will be completed by Participant and delivered to the Company in such form and manner as the Administrator may determine. This Stock Appreciation Right shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice together with any applicable withholding taxes.

Upon exercising the Stock Appreciation Right, the Participant shall receive from the Company, for each Share exercised, an amount equal to (i) the Fair Market Value of the Common Stock as of the date of such exercise, minus (ii) the Exercise Price set forth in the Notice of Grant. Until Shares are issued in respect of the exercise of this Stock Appreciation Right in accordance with Plan Section 10(a), the Participant shall not have any of the rights or privileges of a stockholder of the Company in respect of any of the Shares covered by this Stock Appreciation Right.

The Company's obligation arising upon the exercise of this Stock Appreciation Right shall be paid 100% in Shares. Shares withheld to satisfy withholding obligations shall also be valued at its Fair Market Value on the date of exercise. Any fractional Share due to a Participant upon exercise shall be rounded down to the nearest whole Share.

3) Non-Transferability of Stock Appreciation Right. This Stock Appreciation Right may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Participant only by Participant. Notwithstanding the foregoing sentence, Participant may, in a manner and in accordance with terms specified by the Administrator, transfer this Stock Appreciation Right to Participant's spouse, former spouse or

dependent pursuant to a court-approved domestic relations order which relates to the provision of child support, alimony payments or marital property rights. The terms of the Plan and this Award Agreement will be binding upon the executors, administrators, heirs, successors and assigns of Participant.

4) Withholding Taxes. Participant agrees to make appropriate arrangements with the Company (or the Parent or Subsidiary employing or retaining Participant) for the satisfaction of all Federal, state, and local income and employment tax withholding requirements applicable to the Option exercise. Participant acknowledges and agrees that the Company may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

5) No Effect on Continued Service. PARTICIPANT ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS AN EMPLOYEE, CONSULTANT OR NON-EMPLOYEE DIRECTOR AT THE WILL OF THE COMPANY (AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED AN OPTION OR PURCHASING SHARES HEREUNDER). PARTICIPANT FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS AN EMPLOYEE, CONSULTANT OR NON-EMPLOYEE DIRECTOR FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND WILL NOT INTERFERE WITH PARTICIPANT'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE PARTICIPANT'S RELATIONSHIP AS AN EMPLOYEE, CONSULTANT OR NON-EMPLOYEE DIRECTOR AT ANY TIME, WITH OR WITHOUT CAUSE.

6) Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan, this Award Agreement and the Notice of Grant constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and Participant. This Award Agreement is governed by California law except for that body of law pertaining to conflict of laws.

By Participant's signature and the signature of the Company's representative below, Participant and the Company agree that this Stock Appreciation Right is granted under and governed by the terms and conditions of the Plan and this Award Agreement. Participant has reviewed the Plan and this Award Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Award Agreement and fully understands all provisions of the Plan and Award Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions relating to the Plan and Award Agreement. Participant further agrees to notify the Company upon any change in the residence address indicated below.

PURCHASER:	ATMEL CORPORATION
______________________________	______________________________
Signature	By
______________________________	______________________________
Print Name	Title

DATED: ____________________

____

____

Residence Address

EXHIBIT A

2005 STOCK PLAN

STOCK APPRECIATION RIGHT AGREEMENT

EXERCISE NOTICE

Atmel Corporation
2325 Orchard Parkway
San Jose, California 95131

Attention: Secretary

1) Exercise of Stock Appreciation Right. Effective as of today, _______________, 20__, the undersigned ("Participant") hereby elects to exercise _____________ Shares under and pursuant to the Atmel Corporation 2005 Stock Plan (the "Plan") and the Stock Appreciation Right Agreement dated _________________, 20__ (the "Award Agreement"). Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.

2) Representations of Participant. Participant acknowledges that Participant has received, read and understood the Plan and the Award Agreement and agrees to abide by and be bound by their terms and conditions.

3) Tax Consultation. Participant understands that Participant may suffer adverse tax consequences as a result of Participant's exercise hereunder. Participant represents that Participant has consulted with any tax consultants Participant deems advisable in connection with the purchase or disposition of the Shares and that Participant is not relying on the Company for any tax advice.

4) Entire Agreement; Governing Law. The Notice of Grant, the Plan and the Award Agreement are incorporated herein by reference. This Exercise Notice, the Notice of Grant, the Plan and the Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof, and may not be modified adversely to the Participant's interest except by means of a writing signed by the Company and Participant. This Award Agreement is governed by California law except for that body of law pertaining to conflict of laws.

ATMEL CORPORATION

2005 STOCK PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

Grant Number: ______«RSU_Number»_____

Atmel Corporation. (the "Company") hereby grants you, «First» «Middle» «Last» (the "Participant"), an award of restricted stock units ("Restricted Stock Units") under the Atmel Corporation 2005 Stock Plan (the "Plan"). The date of this Award Agreement is ___________, 200__. Subject to the provisions of RSU Exhibit A (attached) and of the Plan, the principal features of this Award are as follows:

Number of Restricted Stock Units: «RSU_Shares»

Vesting Commencement Date:

Vesting of Restricted Stock Units: The Restricted Stock Units will vest according to the following schedule:

-- of the Restricted Stock Units subject to the Option shall vest [______] months after the Vesting Commencement Date, and -- of the Restricted Stock Units subject to the Option will vest on the last day of each -- thereafter, subject to the Participant continuing to be a Service Provider through each such dates.

Unless otherwise defined herein or in RSU Exhibit A, capitalized terms herein or in Appendix A will have the defined meanings ascribed to them in the Plan.

Your signature below indicates your agreement and understanding that this award is subject to all of the terms and conditions contained in RSU Exhibit A and the Plan. For example, important additional information on vesting and forfeiture of the Restricted Stock Units is contained in Paragraphs 3 through 5 of RSU Exhibit A. PLEASE BE SURE TO READ ALL OF RSU EXHIBIT A, WHICH CONTAINS THE SPECIFIC TERMS AND CONDITIONS OF THIS AGREEMENT.

PURCHASER:	ATMEL CORPORATION
______________________________	______________________________
Signature	By
______________________________	______________________________
Print Name	Title

DATED: _________________

RSU EXHIBIT A

ATMEL CORPORATION

2005 STOCK PLAN

TERMS AND CONDITIONS OF RESTRICTED STOCK UNITS

Grant # «RSU_Number»

1. Grant. The Company hereby grants to the Participant under the Plan an Award of «RSU_Shares» Restricted Stock Units, subject to all of the terms and conditions in this Award Agreement and the Plan.

2. Company's Obligation to Pay. Each Restricted Stock Unit has a value equal to the Fair Market Value of a Share on the date it becomes vested. Unless and until the Restricted Stock Units will have vested in the manner set forth in Sections 3 and 4, the Participant will have no right to payment of any such Restricted Stock Units. Prior to actual payment of any vested Restricted Stock Units, such Restricted Stock Units will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company.

3. Vesting Schedule. Subject to paragraph 4, the Restricted Stock Units awarded by this Award Agreement will vest in the Participant according to the vesting schedule set forth on the attached Restricted Stock Unit Award Agreement, subject to the Participant's continuing to be a Service Provider through each such date.

4. Forfeiture upon Termination of Continuous Service. Notwithstanding any contrary provision of this Agreement, if Participant ceases to be a Service Provider for any or no reason, the then-unvested Restricted Stock Units (after taking into any accelerated vesting that may occur as the result of any such termination) awarded by this Agreement will thereupon be forfeited at no cost to the Company and the Participant will have no further rights thereunder.

5. Payment after Vesting. Any Restricted Stock Units that vest in accordance with paragraph 3 will be paid to the Participant (or in the event of the Participant's death, to his or her estate) in whole Shares, provided that to the extent determined appropriate by the Company in its discretion, any federal, state and local withholding taxes with respect to such Restricted Stock Units will be paid by reducing the number of Shares actually paid to the Participant.

6. Payments after Death. Any distribution or delivery to be made to the Participant under this Agreement will, if the Participant is then deceased, be made to the Participant's designated beneficiary, or if no beneficiary survives the Participant, the administrator or executor of the Participant's estate. Any such transferee must furnish the Company with (a) written notice of his or her status as transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

7. Withholding of Taxes. Notwithstanding any contrary provision of this Award Agreement, no certificate representing the Shares will be issued to the Participant, unless and until

satisfactory arrangements (as determined by the Administrator) will have been made by the Participant with respect to the payment of income, employment and other taxes which the Company determines must be withheld with respect to such shares so issuable. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit the Participant to satisfy such tax withholding obligation, in whole or in part (without limitation) by one or more of the following: (a) paying cash, (b) electing to have the Company withhold otherwise deliverable shares of Common Stock having a Fair Market Value equal to the minimum amount required to be withheld, (c) delivering to the Company already vested and owned shares of Common Stock having a Fair Market Value equal to the amount required to be withheld, or (d) selling a sufficient number of such shares of Common Stock otherwise deliverable to Participant through such means as the Company may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. If the Participant fails to make satisfactory arrangements for the payment of any required tax withholding obligations hereunder at the time any applicable Shares otherwise are scheduled to vest pursuant to Section 3, the Participant will permanently forfeit such Shares and the Shares will be returned to the Company at no cost to the Company.

8. Rights as Stockholder. Neither the Participant nor any person claiming under or through the Participant will have any of the rights or privileges of a stockholder of the Company in respect of any Shares deliverable hereunder unless and until certificates representing such Shares will have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant.

9. No Effect on Employment or Service. The Participant's employment or other service with the Company and its Subsidiaries is on an at-will basis only. Accordingly, the terms of the Participant's employment or service with the Company and its Subsidiaries will be determined from time to time by the Company or the Subsidiary employing the Participant (as the case may be), and the Company or the Subsidiary will have the right, which is hereby expressly reserved, to terminate or change the terms of the employment or service of the Participant at any time for any reason whatsoever, with or without good cause.

10. Address for Notices. Any notice to be given to the Company under the terms of this Agreement will be addressed to the Company at Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131, or at such other address as the Company may hereafter designate in writing.

11. Grant is Not Transferable. Except to the limited extent provided in paragraph 6, this grant and the rights and privileges conferred hereby will not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of this grant, or any right or privilege conferred hereby, or upon any attempted sale under any execution, attachment or similar process, this grant and the rights and privileges conferred hereby immediately will become null and void.

12. Binding Agreement. Subject to the limitation on the transferability of this grant contained herein, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

13. Additional Conditions to Issuance of Stock. If at any time the Company will determine, in its discretion, that the listing, registration or qualification of the Shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory authority is necessary or desirable as a condition to the issuance of shares to the Participant (or his or her estate), such issuance will not occur unless and until such listing, registration, qualification, consent or approval will have been effected or obtained free of any conditions not acceptable to the Company. The Company will make all reasonable efforts to meet the requirements of any such state or federal law or securities exchange and to obtain any such consent or approval of any such governmental authority.

14. Plan Governs. This Award Agreement is subject to all terms and provisions of the Plan. In the event of a conflict between one or more provisions of this Award Agreement and one or more provisions of the Plan, the provisions of the Plan will govern.

15. Administrator Authority. The Administrator will have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret or revoke any such rules (including, but not limited to, the determination of whether or not any Restricted Stock Units have vested). All actions taken and all interpretations and determinations made by the Administrator in good faith will be final and binding upon Participant, the Company and all other interested persons. No member of the Board or its Committee administering the Plan will be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or this Award Agreement.

16. Captions. Captions provided herein are for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

17. Agreement Severable. In the event that any provision in this Award Agreement will be held invalid or unenforceable, such provision will be severable from, and such invalidity or unenforceability will not be construed to have any effect on, the remaining provisions of this Award Agreement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2004
or

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number: 0-19032

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0051991 (I.R.S. Employer Identification No.)

2325 Orchard Parkway, San Jose, California 95131
(Address of principal executive offices)

Registrant's telephone number, including area code: (408) 441-0311

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share
Preferred Share Right (currently attached to and trading only with the Common Stock)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☑ NO ☐

As of June 30, 2004, the last business day of the Registrant's most recently completed second fiscal quarter, there were 475,446,369 shares of the Registrant's Common Stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ National Market on June 30, 2004) was approximately $2,814,642,504. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 9, 2005, Registrant had outstanding 480,380,101 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 11, 2005 is incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

PART I

ITEM 1. BUSINESS

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2005 and our expectations regarding the effects of exchange rates. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion, especially under the caption "Trends, Uncertainties and Risks," and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

BUSINESS

General

Semiconductor integrated circuits (ICs) are key components in almost all electronic products and systems produced today. Their capacity to process and store information gives manufacturers of electronic products a powerful ability to add new features, adapt to changing demands and quickly develop new products. As additional semiconductor elements are packed into smaller areas, ICs offer valuable new capabilities important to manufacturers of end products.

We design, develop, manufacture and sell a wide range of IC products, including microcontrollers, advanced logic, mixed-signal, nonvolatile memory and radio frequency (RF) components. Leveraging one of the industry's broadest intellectual property (IP) portfolios, Atmel is able to provide the electronics industry with complete system solutions. These complex system-on-a-chip solutions are manufactured using our multiple leading-edge process technologies, including complementary metal oxide semiconductor (CMOS), double-diffused metal oxide semiconductor (DMOS), logic, CMOS logic, bipolar, bipolar CMOS (BiCMOS), silicon germanium (SiGe), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance. We fabricate more than 97% of our products in our own wafer fabrication facilities, or fabs. We believe our broad portfolio of manufacturing capabilities allows us to produce ICs that enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced features, lower cost, smaller size, enable longer battery life and more memory. Our products are used primarily in the following markets: communications, computing, consumer electronics, storage, security, automotive, military and aerospace.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC.

Products

Our products consist primarily of advanced logic, mixed-signal, nonvolatile memory, radio frequency and system-level integration semiconductor solutions.

Our business has four operating segments (see Note 14 of Notes to Consolidated Financial Statements). Each segment offers products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- **Application specific integrated circuit (ASIC)** segment includes semi-custom, single customer ICs that serve the telecommunications, consumer and military markets. In addition, this segment includes application specific standard products that are sold to multiple customers, serving the imaging sensors and processors, as well as the wireless and wired data communications markets. This segment also includes smart card ICs that serve the telecommunications, banking and consumer markets. Finally, this segment includes programmable logic devices that serve the industrial, military and computing markets.

- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory, and military and aerospace application specific products.

- **Nonvolatile Memories** segment includes serial and parallel interface electrically erasable programmable read only memories (EEPROMs), serial and parallel interface Flash memories, and erasable programmable read only memories (EPROMs) for use in a broad variety of customer applications.

- **Radio Frequency (RF) and Automotive** segment includes radio frequency and analog circuits for the telecommunications, automotive and industrial markets as well as application specific products for the automotive industry.

Within each operating segment, we offer our customers products with a range of speed, density, power usage, specialty packaging and other features.

ASIC

Custom ASICs. We manufacture and market ASICs to meet customer requirements for high-performance logic devices in a broad variety of customer-specific applications. Atmel's SiliconCITY design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on this unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated, and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all mixed on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them IC solutions on a sole-source basis. To develop gate arrays and integrated circuits, our customers' system designers require sophisticated development tools. These CAE tools include logic synthesizers, logic circuit simulators, timing analysis and verification tools, test pattern generators and testability graders, automated circuit placement and interconnection programs and mask tooling generators. Our ASIC products are targeted primarily at customers whose high-end applications require high-speed, high-density or low or mixed-voltage devices.

Security and Smart Cards. Our advanced design capability expertise in non-volatile memory technology and experience in security products position Atmel as one of the world's pre-eminent suppliers of smart card ICs. Our smart card ICs primarily serve the cellular phone, banking, health card, national ID card and set-top box markets.

Atmel has a wide portfolio of secure ICs, including secureAVR™ microcontrollers, CryptoMemory® and CryptoRF™, smart card reader chips and FingerChip™ sensors. Our secure microcontrollers include dual contact/ contactless products complying with the ISO-14443, USB Full-Speed interface and SPI interface.

Atmel has obtained independent security certifications and approvals for ICs from third party bodies for MasterCard CAST, VISA Level 3, FIPS 140 and Common Criteria EAL4+.

The combination of Atmel's dense non-volatile memory technology and high performance AVR® 8-/16-bit RISC or ARM® 32-bit RISC CPU core offers cost-effective solutions for high density applications such as GSM SIM cards and multi-application smart cards running on open platforms like Java™.

Imaging Sensors. Our line-up of imaging and sensing products includes CCD and CMOS image sensors and processors that cover the market from entry level to the high resolution required for professional, medical, automotive and military applications. Our portfolio of ICs covers innovative image processor technology needed to satisfy our customers' needs for complex image processors and industrial grade image sensors, and can also be integrated into complete digital camera modules.

Multimedia Products. We develop and manufacture complex System-on-a-Chip (SoC) IC's for wireless and wireline applications such as Wi-Fiä Clients, Access Points/Bridges/Routers, ADSL2/2+ Consumer Premise Equipment (CPE) gateways, wireless and wireline Voice Over IP ("VOIP") handsets, and Bluetooth headsets. Atmel's Access Point/Bridging devices provide a seamless connection between wired Ethernet and the WLAN, as well as wireless router and ADSL2/2+ to WLAN capabilities. Our designs include Media Access Controllers (MAC's) with integrated baseband controllers, supporting all host interfaces such as PCMCIA, CF Card, USB (1.1 and 2.0), PCI, Mini-PCI, ethernet and SDIO, for Wi-Fiä applications, DSL2/2+ CPE/Gateways, VOIP processors, and Bluetooth controllers capable of running fully embedded audio applications software.

We have also introduced solutions with Multimedia and wireless Communications devices targeting home entertainment, security, and automotive applications.

FPGAs. Our FPGAs, with FreeRAM and Cache Logic®, offer distributed RAM without loss of logic resources as well as a reconfigurable solution for adaptive DSP and other computationally intensive applications. We offer a family of RAD Hard FPGAs for military and space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. Our exclusive family of large flash configurators provides a fast low power chip in a small package for large FPGAs from other vendors. Our family of N type configurators provides a competitive alternative to OTP proms. Additionally, FPGA to gate array conversion (ULC) is available for both military and commercial applications.

PLDs. We have developed a line of PLDs that are reprogrammable and incorporate nonvolatile elements from our EEPROM technology. These devices are sometimes used as prototyping and pre-production devices and allow for later conversion to gate array products for volume production. For these situations, we offer customers the ability to migrate from FPGAs or PLDs (either its own or competitors') to our gate arrays with minimal conversion effort. We offer CMOS PLDs with high performance and low power consumption.

Microcontrollers

Our Microcontroller segment offers a variety of products to serve the consumer, automotive, industrial and aerospace marketplaces for embedded controls. Our product portfolio has two 8-bit microcontroller architectures targeted at the high volume embedded-control segment, our proprietary AVR microcontrollers and our 8051 microcontrollers. The AVR microcontroller family uses a RISC architecture that is optimized for C language code density and low power operation. The 8051 family consists of microcontrollers containing a range of memory options, including flash, one-time programmable and read only memory products, plus application specific products designed to enable MP3, CAN or smart card reader systems. Both microcontroller families are offered as standard products, as building blocks in our ASIC library or as application specific products. The microcontroller families offer a large variety of memory densities, package types and peripheral options, including analog capability.

Embedded control systems typically incorporate a microcontroller as the principal active component. A microcontroller is a self-contained computer-on-a-chip consisting of a central processing unit, non-volatile program memory, random access memory for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers and internal or external non-volatile memory components, such as EEPROMs, to store additional program software, and various analog and interface products.

Increased demand for embedded electronic features in applications as diverse as motors, lighting, and automobiles have made the market for microcontrollers one of the fastest growing segments of the semiconductor market. Microcontrollers are currently available in 4-bit through 32-bit architectures. Although 4-bit microcontrollers are least expensive, they generally lack the minimum performance and features required for product differentiation. While 16 and 32-bit architectures provide very high performance, they are generally more expensive than desired for high-volume embedded control applications. Manufacturers of competitive, high-volume products have found 8-bit microcontrollers to be most cost-effective embedded control solution.

We are a supplier to the aerospace industry, delivering microcontrollers which include radiation-tolerant and radiation-hardened SRAM, Dual Port RAM, FIFO, ASIC and 32-bit SPARC processors.

Nonvolatile Memories

Serial Interface Products (Serials). Our serials evolved from our EEPROM technology expertise and the market need for low pin count, specialized interface, and delivery of nonvolatile memory content. We currently support the 2-wire, 3-wire and SPI protocols which have industry wide acceptance. Due to our technology, package and broad density offerings we have maintained market leadership for the last several years. For economic reasons, beyond a certain density, it is more advantageous to employ the FLASH technology, which has thus been incorporated in our 512K and higher densities. The similarity of the feature set allows our customers to easily upgrade from the lower densities Serials to the higher densities.

Atmel is committed to continuously decrease board space consumption of its package options for Serials. A wafer scale BGA (Ball Grid Array) package was developed to accomplish this task. In addition we have a number of innovative DFN (Dual Footprint Non Leaded) packages including SAP, LAP, MAP and MiniMAP, all designed to optimize board space for certain pin configuration and package height. This portfolio of leadless packages is in addition to the offering of industry standard SOIC, PDIP & TSSOP packages.

The Serials are used in a wide variety of applications for storing manufacturer or user's data such as: consumer entertainment, home appliances, cordless and cellular phones, Blue-Tooth, LAN, PC & peripherals, medical, automotive, office automation, industrial, smart cards, etc.

Flash. Flash represents the dominant technology used in nonvolatile devices that can be programmed and reprogrammed within system. We currently manufacture our highest density flash products on 0.13-micron process technology, and anticipate most of our production to be on 0.18-micron and 0.13-micron during 2005. Next generation 0.09 micron technology is being developed for production deployment in 2006.

The majority of our higher density Flash products are being shipped in multi-chip-packages (MCPs) where an Atmel Flash is paired with an SRAM or PSRAM die to achieve small footprint devices. The SRAM and PSRAM dice are purchased as commodities from several suppliers in wafer form. The MCP package has become the package of choice for small hand held devices with the majority of cell phones incorporating them.

The flexibility and ease of use of our Flash memories make them attractive solutions in systems where program information stored in memory must be rewritten after the system leaves its manufacturing environment. In addition, many customers use Flash memories within their system manufacturing cycle, affording them in-system diagnostic and test programming prior to reprogrammir for final shipment configuration. The reprogrammability of Flash memories also serves to support later system upgrades, field diagnostic routines and in-system reconfiguration, as well as capturing voice and data messages for later review. These products are generally used in handsets, personal computers, cable modems, set-top boxes and DVD players.

DataFlash®. The SPI compatible DataFlash® family of serial flash memories deliver reliable solutions to store both embedded program code and data in low pin-count packages. DataFlash is designed to enable advanced features and functionality in a variety o high volume products and applications. Optimization of the CPU or ASIC pin count, simplified PCB routing, reduced power consumption, lower switching noise and smaller footprint all contribute to the net result of higher performance and lower system cos The industry standard SPI and higher performance RapidS™ interface are used in a variety of applications due to the simplicity of th 4-pin interface, which greatly eases system design times and constraints. The combination of the DataFlash architecture, very small page size, on board SRAM buffers which allow for self contained rewriting to the flash memory array, low pin count interfaces, and the Atmel Flash and eSTAC™ memory technologies allow for a very flexible solution, shortened development times and significantl smaller software footprints. These products are generally used in digital answering machines, fax machines, personal computers, set-top boxes and DVD players.

Parallel-Interface EEPROMs. We are a leading supplier of high performance in-system programmable parallel-interface EEPROMs. We believe that our parallel-interface EEPROM products, all of which are full featured, represent the most complete parallel-interface EEPROM product family in the industry. We have maintained this leadership role through early introductions of high speed, high capacity and low power consumption CMOS devices. We are the sole-source supplier for several customers for certain parallel-interface EEPROM devices. In the design of this product family, we have emphasized device reliability, achieved partly through the incorporation of on-chip error detection and correction features. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

EPROMs. The worldwide EPROM market is intensely competitive and characterized by commodity pricing. Our strategy is to target the high-performance end of this market by offering faster speed, higher density and lower power usage devices. These products are generally used to store the operating programs of embedded microcontroller or DSP-based systems, such as hard disk drives, CD-ROM drives and modems.

RF and Automotive

Our RF products are designed to serve the automotive, telecommunications, consumer and industrial markets. One focus is to enable data communications through the design and supply of high-frequency products for many types of wireless communications devices in the frequency range of 0.1 to 4.8 GHz. These products, manufactured using SiGe technology, are used in two-way pagers, digitally enhanced cordless telecommunications, mobile telephones, and cellular base stations, among other applications. Additionally, Atmel builds RF solutions that concentrate on remote control applications. Successful product applications currently include broadcast radios, GPS for automobiles and telephones, DVD laser diode drivers, air conditioning control, garage door openers, outside wireless temperature monitoring and security home alarm systems.

For automotive applications, this segment offers a family of read, read/write and encryption identification ICs, which are used for wireless access control and operate at a frequency in the range of 100 kHz to 800 MHz. These ICs are used in combination with a reader IC to make possible contactless identification for a wide variety of applications, including remote keyless entry for automobiles and tire pressure monitoring. Typical applications include access control and tracking of consumer goods. We also specialize in providing intelligent load driver ICs that are specially suited for the rugged automotive environment. These ICs are manufactured utilizing a 0.8-micron mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. The applications for these automotive products are primarily motor and actuator drivers and smart valve controls.

We also provide RF BiCMOS foundry services for customers that are serving the cellular phone and emerging wireless markets. Typically, customers of our foundry services use our production capability to manufacture wafers, either on a custom process or Atmel developed RF capable process. In most instances, we will provide the customer with a complete solution of wafer foundry, packaging, test, and shipping. Atmel is preparing RF CMOS wafer technologies to serve foundry customers in addition to the SiGe BiCMOS wafer technologies we have today.

Technology

From our inception, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and logic integrated circuits. We believe we are a leader in single and multiple-layer metal CMOS processing, which enables us to produce high-density, high-speed and low-power memory and logic products.

We attempt to meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer manufacturing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly smaller feature sizes. Our current ICs incorporate effective feature sizes as small as 0.13-microns. We are developing processes that support effective feature sizes as small as 0.065-microns. As we migrate to lower geometries, 0.13-micron and below, we are taking advantage of copper being more conductive than aluminum. The higher conductivity of copper allows us to make thinner layers on our wafers, creating faster circuits.

We continue to broaden our technology focus by developing expertise for designing and manufacturing high frequency RF products, which are used primarily in cellular telephones and cordless applications. In order to achieve high frequency with high efficiency and very low noise, a SiGe technology was developed. This technology is based on well-established bipolar silicon process technology, with one of the key process steps, the epitaxial layer, modified by adding germanium to the silicon. This technology is designed to replace galium arsenide (GaAs) technology, which is commonly used for power amplifiers in cellular telephones.

In order to extend the capabilities of SiGe, we have combined the high-frequency features of SiGe with CMOS in order to integrate high-density logic parts and RF analog functions on a single integrated circuit. We believe this SiGe/CMOS technology will enable us to provide single-chip system solutions to the marketplace. Atmel is one of only a few players in the SiGe market.

Principal Markets and Customers

Communications. Communications, including wireless and wireline telecommunications and data networking, is currently one of our larger end user markets. For the wireless market, we provide nonvolatile memory, standard and secure microcontrollers, and baseband and RF ASICs that are used in global standard for mobile communications (GSM) and code-division multiple access (CDMA) mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 wireless LAN standard, and on Bluetooth, a short-range wireless protocol that enables instant connectivity between electronic devices. In 2003, we began shipping a GPS receiver chipset that has been well received in the market, and we sell ASICs to major GSM makers. Our principal customers in the wireless market include Ericsson, Motorola, Nokia, Philips, Qualcomm, Samsung, Siemens, Thales-Magellan, and Vitelcom.

We also serve the data networking and wireline telecommunications markets, which continue to evolve due to the rapid adoption of new technologies. For these markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line (DSL) access multiplexers, that are currently being used to build internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel, Cisco and Siemens.

Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide microcontrollers for batteries and battery chargers that minimize the power usage by being "turned on" only when necessary. Microcontrollers are also offered for fluorescent light ballasts. We provide multimode audio processors and MPEG2-based decoders with programmable transport for complex digital audio streams used in digital TVs, set top boxes and DVD players. For digital cameras, we provide a single chip digital camera processor solution, as well as medium and high-resolution image sensors. We provide ASIC demodulators and decoders for cable modems. We also offer media access controllers for wireless local area networks (LANs) and baseband controllers and network protocol stacks for voice-over-internet-protocol (VoIP) telephone terminals. In addition, we provide secure, encryption enabled, tamper resistant circuits for smart cards and embedded PC security applications. Our principal consumer electronics customers include FujiFilm, Invensys, LG Electronics, Matsushita, Microsoft, Philips, Samsung, Sony, and Toshiba.

Computing, Storage and Printing. The computing and computing peripherals markets are also growing with increasing Internet use, network connectivity, and digital imaging requirements. For computing applications, we provide Flash memory, serial memory, universal serial bus (USB) hubs and ASICs for personal computers, servers and USB drives. Our biometric security IC verifies a user's identity by scanning a finger. In today's security conscious environment we believe this IC is finding application where access to information, equipment and similar resources needs to be controlled or monitored. For storage applications, we provide servo controllers, laser drivers, read channels, and data interfaces for data storage subsystems, hard drives and DVD players. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include Dell, Hewlett-Packard, IBM, Intel, M-Systems, Seagate and Western Digital.

Security. The issue of increased security for electronic applications is a key issue for the development of computing and communications equipment. Atmel addresses increased security requirements with its secure product portfolio, which includes secure microcontrollers and memory as well as contactless and biometric sensors. For example, our Smart Card and Smart Card reader IC's are targeted towards the established European markets and rapidly emerging secure applications in the USA and throughout Asia. Smart Card technology is used for mobile communications, credit cards, drivers' licenses, identity cards, health cards, TV set top boxes, internet commerce and related applications where data security is essential. Our principal customers in these markets include Axalto, GemPlus, NDS, Oberthur, Sagem and SCM.

Automotive. The automotive electronics market has grown modestly, driven by demand for more sophisticated electronic systems, yet it remains stable during times when other sectors fluctuate. For automotive applications, we provide body electronics for passenger comfort and convenience; safety related subsystems such as air-bag drivers, anti-lock brake control, tire pressure monitors; keyless entry transmitters and receivers; and in-vehicle entertainment components. Virtually all of these are application-specific mixed signal ICs. Our principal customers in these markets include Continental-Temic, Daimler-Chrysler, Delphi, Hella, Marelli, Robert Bosch, Siemens-VDO and TRW.

Military and Aerospace. The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Our circuits are available in radiation-hardened versions that meet stringent requirements (cumulative dose, latch-up and transient phenomena) of space, avionic and industrial applications . For these applications, we provide radiation hardened ASICs, FPGAs, non-volatile memories and microcontrollers. Our principal customers in these markets include BAE Systems, Honeywell, Litton, Northrop, Raytheon and Roche.

Manufacturing

We currently manufacture our products at our wafer fabrication facilities located in Colorado Springs, Colorado; Heilbronn, Germany; Grenoble, France; Nantes, France; Rousset, France; and North Tyneside, United Kingdom.

As a result of the muted growth in the semiconductor industry in the second half of 2004, we have taken actions to limit the increase of our manufacturing capacity. Much of the manufacturing equipment purchased at the end of 2004 was related to technology advancements. It is anticipated that capital equipment purchases for 2005 will also be focused on technology advances. The facility at Irving, Texas was acquired in 2000, and Atmel originally intended to commence commercial production in the second half of 2002. However, given the market conditions in the semiconductor industry, we reassessed our overall manufacturing capacity against the potential anticipated demand and decided to close the facility in 2002. The facility was placed on the market in August 2002. In late 2003 and in early 2004, we moved much of the equipment from our Irving, Texas facility to our North Tyneside, UK and Rousset, France facilities and utilized the equipment to meet increasing demand that we experienced during the first half of 2004. An asset impairment charge of $27.6 million was recorded in the fourth quarter of 2003. See Note 16 of Notes to Consolidated Financial Statements for more information regarding asset impairment charges.

If market demand for our products increases during 2005 and 2006, we believe that we will be able to substantially meet our production needs from our wafer fabrication facilities through at least the end of 2006; however this date may vary depending on, among other things, our rate of growth and our ability to increase production levels. We will need to hire, train and manage additional production personnel in order to increase our production capacity from current levels. To remain technologically and economically competitive, we must continuously implement new manufacturing technologies such as 0.13-micron and 0.09-micron line widths in our wafer manufacturing facilities regardless of demand for our products.

The cost of expanding our manufacturing capacity at our existing facilities, acquiring additional facilities, and implementing new manufacturing technologies is typically funded through a combination of available cash resources, cash from operations and additional lease, debt, or equity financing. We may not be able to generate the cash from operations or obtain the additional financing necessary to fund the maintenance or expansion of our manufacturing facilities or the implementation of new manufacturing technologies.

The fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of wafers, particularly in connection with the expansion of our manufacturing capacity and related transitions. Because of long lead times associated with increasing manufacturing output, our revenues may not increase in proportion to increases in manufacturing capacity associated with any expanded or new facility. The interruption of wafer fabrication or the failure to achieve acceptable manufacturing yields at any of our wafer fabrication facilities would harm our business.

Once we have fabricated the wafers, we test probe the individual circuits on them to identify those that do not function. This saves us the cost of putting mechanical packages around circuits whose failure can be determined in advance. After probe, we send all of our wafers to one of our independent assembly contractors, located in China, Hong Kong, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan, or Thailand where they are cut into individual chips, assembled into packages and given a final test. Many of the packaged integrated circuits, however, are shipped back to our final test facilities where we perform electrical testing and visual inspection before shipping them to customers. Although we mitigate our risk by doing some of our assembly, our reliance on independent subcontractors to assemble our products into packages involves risks, including reduced control over quality and delivery schedules, a potential lack of capacity at our subcontractors and a risk the subcontractor may abandon assembly processes we need. We cannot be sure that our current assembly subcontractors will continue to assemble, package and test products for us. In addition, because our assembly subcontractors are located in foreign countries, we are subject to some risks commonly associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. As a result, we may experience production delays, insufficient volumes or inadequate quality of assembled products, any of which could harm our operations. To mitigate these risks we execute a strategy of qualifying multiple subcontractors in different countries. However, there can be no guarantee that any strategy will eliminate these risks.

We expect to utilize outside foundries to expand our capacity in the future, especially for high volume commodity type products, such as Flash memory and certain aggressive technology ASIC products. Use of outside foundries will allow us to better manage capacity and costs with the sharp cyclical swings in product demand that we have experienced in the past. However, reliance on outside foundries to fabricate wafers involves significant risks, including reduced control over quality and delivery schedules, a potential lack of capacity, and a risk the subcontractor may abandon the fabrication processes we need if the process is not economically viable. We will mitigate these risks with a strategy of qualifying multiple subcontractors, however, there can be no guarantee that any strategy will eliminate these risks.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers and we are not dependent upon any single source of supply. However, some materials have been in short supply in the past and lead times for new equipment have lengthened, especially during semiconductor expansion cycles.

Environmental Compliance. We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

Marketing and Sales

We generate our revenue by selling our products to original equipment manufacturers (OEMs) and distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily through manufacturers' representatives and through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Sales to OEMs as a percentage of worldwide net revenues for 2004 totaled 64% while sales to distributors totaled 36% of worldwide net revenues.

Sales to North American OEMs, as a percentage of net revenues totaled 10%, 11% and 15% for 2004, 2003 and 2002, respectively. Sales to North American distributors, as a percentage of net revenues, totaled 7%, 7% and 7% for 2004, 2003 and 2002, respectively. We support this sales network from our headquarters in San Jose, California and through North American regional offices in California, Colorado, Florida, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, North Carolina, Oregon, Texas, Mexico, and Canada.

We sell to customers outside of North America primarily through international sales representatives and distributors, who are managed from our foreign sales offices. We maintain sales offices in Denmark, Finland, France, Germany, Hong Kong, Italy, Japan, Korea, Singapore, Sweden, Switzerland, Taiwan and U.K. Our sales outside North America were approximately 83%, 82% and 78% of net revenues in 2004, 2003 and 2002, respectively. See Note 14 of Notes to Consolidated Financial Statements. Although the U.S. government imposes some restrictions on export sales we have not experienced any serious difficulties because of such restrictions. We expect revenues from our international sales will continue to represent a significant portion of our net revenues. International sales are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements and foreign government regulations.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors based on contractual terms we defer recognition of revenue from sales to these distributors until they have resold our products. Sales to certain other primarily non-US based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of our sale.

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, to develop new wafer processing and design technologies, and to draw upon these technologies to create new products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, and as a result, our new products may not achieve expected functionality, market acceptance, or cost or pricing expectations.

During 2004, 2003 and 2002, we spent $247 million, $248 million and $253 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures will increase in the future as we continue to invest in new products and new processing technology.

Competition

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Samsung, Sharp, STMicroelectronics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM, and Flash memory products, as well as in our commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of other factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies
- the rate at which customers incorporate our products into their systems

- product introductions by our competitors
- the number and nature of our competitors in a given market
- the incumbency of our competitors' products, and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

Patents and Licenses

We maintain a portfolio of United States patents and we have patent applications on file with the U.S. Patent and Trademark Office. We also operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies. However, because technology changes very rapidly in the semiconductor industry, we believe our continued success depends primarily on the technological and innovative skills of our employees and their abilities to rapidly commercialize discoveries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits which harmed our operating results, and we are currently involved in a significant lawsuit alleging patent infringement. See Item 3, Legal Proceedings. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

Employees

At December 31, 2004, we employed approximately 8,800 persons. Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

Backlog

We accept purchase orders for deliveries covering periods from one day up to approximately one year. However, purchase orders can generally be revised or cancelled by the customer without penalty. In addition, significant portions of our sales are ordered with short lead times, often referred to as "turns business". Considering these practices and our experience, we do not believe the total of customer purchase orders outstanding (backlog) provides meaningful results that can be relied on to predict actual sales for future periods.

Geographic Areas

In 2004, 17% of our sales were made to customers in North America, 48% to customers in Asia, 33% to customers in Europe, and 2% to customers in other regions. See Note 14 to the Notes to Consolidated Financial Statements. We determine where our sales are made by the destination of our products when they are shipped. At the end of 2004, we owned long-lived assets in the United States amounting to $324 million, in France, $459 million, in Germany, $26 million and in the United Kingdom, $382 million.

ITEM 2. PROPERTIES

At December 31, 2004, we owned the major facilities described below:

Number of Buildings	Location	Total Sq Ft	Use
1	San Jose, CA	291,000	Headquarters offices, research and development, sales and marketing, product design, final product testing
6	Colorado Springs, CO	603,000	Wafer fabrication, research and development, marketing, product design, final product testing
1	Irving, TX	650,000	Wafer fabrication, research and development facility; (Unoccupied and placed on the market)
5	Rousset, France	815,000	Wafer fabrication, research and development, marketing, product design, final product testing
5	Nantes, France	131,000	Wafer fabrication, research and development, marketing, product design, final product testing
2	Grenoble, France	196,000	Wafer fabrication, research and development, marketing, product design, assembly and final product testing
4	Heilbronn, Germany	778,000	Wafer fabrication, research and development, marketing, product design, final product testing (74% of square footage is leased to other companies)
9	North Tyneside, UK	753,000	Wafer fabrication, research and development
2	Calamba City, Philippines	338,000	Intended for final product testing

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

Atmel does not identify facilities or other assets by operating segment. Each facility serves or supports all of our products and the product mix changes frequently.

ITEM 3. LEGAL PROCEEDINGS

Atmel currently is a party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the net income and financial position of Atmel. The estimate of the potential impact on our financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future.

Agere Systems, Inc. ("Agere") filed suit in the United States District Court, Eastern District of Pennsylvania in February 2002, alleging patent infringement regarding certain semiconductor and related devices manufactured by Atmel. The complaint sought unspecified damages, costs and attorneys' fees. Atmel disputed Agere's claims. A jury trial for this action commenced on March 1, 2005 and on March 22, 2005, the jury returned a unanimous decision in favor of Atmel. Agere has 30 days from the date of this decision in which to file an appeal to this decision.

Philips Corporation ("Philips") filed suit against Atmel in the United States District Court, Southern District of New York, on October 30, 2001 for infringement of its patent, seeking injunctive relief against the alleged infringement and damages. Atmel filed counterclaims that the patent in suit is invalid and not infringed by Atmel. In August 2004, Atmel and Phillips reached a confidential settlement agreement mutually releasing each other from all claims relating thereto. Amounts required to be paid under this settlement were paid in full in 2004 and in the first quarter of 2005.

Seagate Technology ("Seagate") filed suit against Atmel in the Superior Court for the State of California for the County of Santa Clara on July 31, 2002. Seagate contends that certain semiconductor chips sold by Atmel to Seagate between April 1999 and mid-2001 were defective. Seagate contends that this defect has caused millions of disk drives manufactured by Seagate to fail. Seagate believes that the plastic encapsulation of the Atmel chips contain red phosphorus, which in certain highly specific and rare situations can result in an electrical short between the pins in the leadframe of the chip. Seagate seeks unspecified damages as well as disgorgement of profits related to these particular chips. Atmel has cross-complained against Amkor Technology, Inc. and ChipPAC Inc., Atmel's leadframe assemblers. Amkor and ChipPAC brought suits against Sumitomo Bakelite Co. Ltd., Amkor and ChipPAC's molding compound supplier. Atmel disputes Seagate's claims and is vigorously defending this action.

On February 19, 2003, a derivative class action entitled Cappano v. Perlegos, et al., was filed in the Superior Court for the State of California for the County of Santa Clara against certain directors, officers and a former officer of Atmel, and Atmel is also named as a nominal defendant. The Complaint alleged that between January 2000 and July 31, 2002, defendants breached their fiduciary duties to Atmel by permitting it to sell defective products to customers. The Complaint alleged claims for breach of fiduciary duty, mismanagement, abuse of control, waste, and unjust enrichment. The Complaint sought unspecified damages and equitable relief as against the individual defendants. Atmel demurred on Plaintiffs' Second Amended Compliant and, on January 4, 2005, the Court dismissed the action without leave to amend.

From time to time, we may be notified of claims that we may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2004.

Executive Officers of the Registrant

The executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages, are as follows (ages are as of December 31, 2004):

Name	Age	Position
George Perlegos	54	Chairman of the Board, President and Chief Executive Officer
Gust Perlegos	57	Executive Vice President, Office of the President
Tsung-Ching Wu	54	Executive Vice President, Office of the President
Francis Barton	58	Executive Vice President and Chief Financial Officer
Robert McConnell	60	Vice President and General Manager, RF and Automotive Segment
Bernard Pruniaux	63	Vice President and General Manager, ASIC Segment
Steve Schumann	45	Vice President and General Manager, Non-Volatile Memory Segment
Graham Turner	45	Vice President and General Manager, Microcontroller Segment

George Perlegos has served as Atmel's President and Chief Executive Officer and a director since our inception in 1984. George Perlegos holds degrees in electrical engineering from San Jose State University (B.S.) and Stanford University (M.S.). George Perlegos is a brother of Gust Perlegos.

Gust Perlegos has served as a director since January 1985, as Vice President, General Manager from January 1985 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Gust Perlegos holds degrees in electrical engineering from San Jose State University (B.S.), Stanford University (M.S.) and Santa Clara University (Ph.D.). Gust Perlegos is a brother of George Perlegos.

Tsung-Ching Wu has served as a director of Atmel since 1985, as Vice President, Technology from January 1986 to January 1996, as Executive Vice President and General Manager from January 1996 to 2001 and as Executive Vice President, Office of the President since 2001. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Francis Barton has served as Executive Vice President and Chief Financial Officer since May 15, 2003. From October 2001 to September 2002, he held the position of Executive Vice President and Chief Financial Officer for Broadvision, Inc., an enterprise business applications company. From September 1998 to September 2000, Mr. Barton served as Senior Vice President and Chief Financial Officer for Advanced Micro Devices, a semiconductor company, and from 1996 to 1998, he served as Chief Financial Officer of Amdahl Corporation, a computer hardware company. He holds an M.B.A in Finance from Northeastern University and a B.S. in Chemical Engineering from Worcester Polytechnic Institute.

Robert McConnell has served as Atmel's Vice President and General Manager, RF and Automotive Segment since January 2003. Prior to joining Atmel, Mr. McConnell was President and Chief Executive Officer of Cypress MicroSystems, a semiconductor company and subsidiary of Cypress Semiconductor Corporation, from September 1999 to December 2002. From January 1972 to September 1999, Mr. McConnell was Vice President and General Manager, Embedded Processor Division at Advanced Micro Devices, Inc. a semiconductor manufacturer. Mr. McConnell holds a B.S.E.E. degree from Northwestern University and an M.B.A. from Pepperdine University.

Bernard Pruniaux has served as Atmel's Vice President and General Manager, ASIC Segment since November 2001, and as Chief Executive Officer of Atmel Rousset from May 1995 to November 2001. Mr. Pruniaux holds a master's degree in electrical engineering from Ecole Superieure d'Ingenieurs in Toulouse, France and a PhD from the LETI in Grenoble, France.

Steve Schumann has served as Atmel's Vice President and General Manager, Non-Volatile Memory Segment since January 2002, as Vice President of Non-Volatile Memory Products from February 1996 to January 2002, and prior to February 1996, he has held various other positions (including Managing Director of EEPROM and Flash Products) since joining Atmel in 1985. Mr. Schumann holds a B.S. in electrical engineering and computer science from the University of California, Berkeley.

Graham Turner has served as Atmel's Vice President and General Manager, Microcontroller Segment since October 2001, as Vice President of European Operations from 1993 to October 2001, and has held various other positions since joining Atmel in 1989.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Atmel's Common Stock is traded on the Nasdaq Stock Market's National Market under the symbol "ATML." The last reported price for our stock on March 9, 2005, was $3.55. The following table presents the high and low closing sales price per share for our Common Stock as quoted on the NASDAQ National Market for the periods indicated.

	High	Low
Fiscal Year 2003		
First Quarter	2.62	1.47
Second Quarter	3.08	1.67
Third Quarter	4.96	2.60
Fourth Quarter	6.85	4.10
Fiscal Year 2004		
First Quarter	7.87	5.81
Second Quarter	7.26	5.39
Third Quarter	5.65	3.26
Fourth Quarter	3.93	2.99

As of March 9, 2005, there were approximately 2,336 stockholders of record of Atmel's Common Stock. Because many of our shares of Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by theses record holders.

No cash dividends have been paid on the Common Stock, and we currently have no plans to pay cash dividends in the future.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	Year ended December 31, 2004	2003	2002	2001	2000
Net revenues	$ 1,649,722	$ 1,330,635	$ 1,193,814	$ 1,472,268	$ 2,012,672
Net income (loss) before taxes	25,697	(104,051)	(551,567)	(531,393)	415,586
Net income (loss)	(2,434)	(117,996)	(641,796)	(418,348)	265,976
Basic net income (loss) per share	(0.01)	(0.25)	(1.37)	(0.90)	0.59
Diluted net income (loss) per share	(0.01)	(0.25)	(1.37)	(0.90)	0.55

	As of December 31, 2004	2003	2002	2001	2000
Cash and cash equivalents	$ 346,350	$ 385,887	$ 346,371	$ 331,131	$ 448,281
Cash and cash equivalents plus short term investments	405,208	431,054	445,802	593,008	962,544
Fixed assets, net	1,204,852	1,121,367	1,049,031	1,651,475	1,927,817
Total assets	2,323,523	2,154,690	2,302,559	3,024,197	3,824,887
Long term debt, net of current portion	323,950	358,031	453,509	693,212	668,503
Stockholders' equity	1,111,596	1,018,117	969,143	1,486,527	1,894,857

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for fiscal 2005 and our expectations regarding the effects of exchange rates. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion, especially under the caption "Trends, Uncertainties and Risks," and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

Overview

We are a leading provider of semiconductor IC products. We leverage our expertise in nonvolatile memories by combining them with microcontrollers, digital signal processors, RF devices, and other logic to enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced features, lower cost, smaller size, longer battery life and more memory. Our products are used primarily in the following markets: communications, computing, consumer electronics, storage, security, automotive, military and aerospace.

We design, develop, manufacture and sell our products. We develop process technologies ourselves to ensure they provide the maximum possible performance. We manufacture more than 97% of our products in our own wafer fabrication facilities, or ("fabs").

Net revenues increased to $1,650 million in 2004 from $1,331 million in 2003, an increase of $319 million or 24%, as a result of higher volume shipments partially offset by lower average selling prices. Revenue growth across all operating segments increased significantly over the prior year, driven by increased demand in the telecommunications and consumer markets. Revenue growth was strongest in our ASIC segment, boosted significantly by higher shipments of Smart Card IC products.

During 2004, changes in foreign exchange rates had a significant impact on net revenues and operating costs. Had average exchange rates during 2004 remained the same as the average exchange rates in effect for 2003, our reported revenues in 2004 would have been approximately $39 million lower, while our operating costs would have been approximately $88 million lower (cost of revenues $67 million, research and development $15 million, sales, general and administrative $6 million). The net effect resulted in a reduction to income from operations of $49 million as a result of less favorable exchange rates in effect for 2004 compared to the average exchange rates in effect for 2003.

During 2004, we achieved income from operations of $46 million, compared to a loss from operations of $107 million in 2003. The improvement in 2004 resulted from improved gross margins related to both higher volumes and better factory utilization, partially offset by unfavorable foreign exchange rates and lower average selling prices. In addition, results for 2003 were negatively impacted by asset impairment and restructuring charges of $27 million.

Although we incurred net losses for 2002, 2003, and 2004, we still generated cash from operating activities in each year. Over the past three years, we used this cash flow to significantly reduce our outstanding debt. During this period, we also made significant investments, in advanced manufacturing processes, and related equipment. In 2004, we paid $241 million for new equipment necessary to maintain our competitive position technologically as well as to increase capacity. As a result, at the end of 2004, our cash and cash equivalents, and short-term investment balances totaled $405 million, down from $458 million at the end of fiscal 2003 (including restricted cash), while total indebtedness decreased from $513 million to $465 million during that same period.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue recognition

We generate our revenue by selling our products to OEMs and distributors. Our policy is to recognize revenue upon shipment of products to customers, where shipment represents the point when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection of the resulting receivable is reasonably assured.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents are used to verify delivery, and shipment terms are mostly Free Carrier ("FCA") Seller's Facility. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post shipment obligations except for product warranty, as described in Note 10 of Notes to Consolidated Financial Statements.

We allow certain distributors, primarily based in the United States, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors, we defer recognition of revenue from sales to these distributors until they have resold our products. Deferred revenue for distributor sales were $18 million and $19 million as of December 31, 2004 and 2003, respectively. Sales to certain other primarily non-US based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors on shipment, with a related allowance for potential returns established at the time of our sale.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenue may result. We provide for sales returns based on our customer experience, and our expectations for revenue adjustments based on economic conditions within the semiconductor industry.

During 2004 and 2003, we improved our credit procedures and experienced fewer bad debt write offs. As a result, the allowance required for doubtful accounts has decreased even though sales levels and related receivable balances have increased. We credited $5 million and $1 million to Selling, General and Administrative expense for the years ended December 31, 2004 and 2003, respectively.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectability of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts, and current economic trends. At December 31, 2004, the allowance for doubtful accounts was $10 million and at December 31, 2003 it was $16 million.

Accounting for income taxes

In calculating our income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made.

Our income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense.

Valuation of inventory

Our inventories are stated at the lower of cost or market value. Cost includes labor, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenues at the point of market value decline.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product. Inventories on hand in excess of forecasted demand are provided for. In addition, we write off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence . Charges to increase the allowance are charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-costed inventory is subsequently sold, the related allowance is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs.

Product and process technology

Costs that we incur to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Fixed Assets

We review the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time.

Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is put into use for production. The aggregate amount of fixed assets under construction for which depreciation was not being recorded amounted to $142 million at December 31, 2004 and $98 million at December 31, 2003.

Litigation

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently involved in such intellectual property litigation (see Note 10 of Notes to Consolidated Financial Statements). We accrue for losses related to litigation if a loss is probable and the loss can be reasonably estimated. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

RESULTS OF OPERATIONS

	2004		2003		2002	
	(amounts in millions and as a percent of net revenues)					
Net revenues	$ 1,649.7	100.0%	$ 1,330.6	100.0%	$ 1,193.8	100.0%
Gross margin	468.0	28.4%	306.2	23.0%	230.9	19.3%
Research and development expenses	247.5	15.0%	247.6	18.6%	253.2	21.2%
Selling, general & administrative expenses	174.6	10.6%	138.8	10.4%	126.7	10.6%
Asset impairment and restructuring charges	$ —	0.0%	27.3	2.1%	383.8	32.1%
Income (loss) from operations	$ 45.9	2.8%	$ (107.5)	(8.1%)	$ (532.7)	(44.6%)

Net Revenues

Net revenues increased to $1,650 million in 2004 from $1,331 million in 2003, an increase of $319 million or 24%, as a result of higher volume shipments partially offset by lower average selling prices.

Net revenues improved to $1,331 million in 2003 from $1,194 million in 2002, an increase of $137 million, or 11%. The increase resulted from higher shipment volumes, especially for ASIC and Microcontroller products, as a result of new products introduced in 2003 and improved market conditions.

Net Revenues By Operating Segment

Our operating segments comprise: (1) application specific integrated circuits (ASICs); (2) microcontroller products (Microcontroller); (3) nonvolatile memory products (Nonvolatile Memory); and (4) radio frequency and automotive products (RF and Automotive).

Our net revenues by segment are summarized as follows (*in thousands*):

Segment	2004		2003		2002	
ASIC	$ 589,208	36%	$ 479,078	36%	$ 379,758	32%
Microcontroller	337,084	20%	271,676	20%	234,394	20%
Nonvolatile Memory	445,502	27%	355,425	27%	359,641	30%
RF and Automotive	277,928	17%	224,456	17%	220,021	18%
Net revenues	$ 1,649,722	100%	$ 1,330,635	100%	$ 1,193,814	100%

ASIC

ASIC segment revenues increased by 23% or $110 million to $589 million in 2004, and grew 26% or $99 million to $479 million in 2003 compared to 2002. Both 2004 and 2003 saw higher unit shipments, partially offset by lower average selling prices. The majority of this growth came from increased revenues in Smart Card IC and ARM-based digital products. Smart Card IC products saw growing demand for applications requiring small memory with high security, such as GSM cell phone applications, bank cards and set-top boxes. ARM-based digital products benefited from introduction of new design wins for "Disk-on-Key" and other consumer-type electronics.

Although many of the products within the ASIC business segment are profitable, Smart Card ICs are not, which makes the entire business segment unprofitable. It is our intention to improve profitability for our Smart Card ICs via product shrinks and increased asset utilization. Due to competition, conditions may remain challenging in the Smart Card IC space for the foreseeable future.

Microcontroller

The Microcontroller segment revenues increased 24% or $65 million to $337 million in 2004, and grew 16% or $37 million to $272 million in 2003 compared to 2002. The growth in both 2004 and 2003 can be attributed to sales of our proprietary AVR Microcontroller products. This product family has benefited from the overall increase in shipments of consumer and industrial electronics, as well as market share gains. In addition, average selling prices were steady to slightly higher in 2003 compared to 2002, while volumes increased with demand.

Nonvolatile Memory

Nonvolatile Memory ("NVM") segment revenues increased 25% or $90 million to $445 million in 2004 as compared to $355 million in 2003. NVM segment revenue was slightly lower in 2003, decreasing by 1%, or $5 million to $355 million compared to $360 million in 2002. During 2004, the increasing NVM revenues were attributed to higher volumes coupled with the higher average pricing experienced during the first half of the year. However, during the second half of 2004, average-selling prices began to decline. During 2003, both volumes and pricing for Flash products declined significantly due to both a commodity-oriented pricing environment, as well as our delays in introducing higher density products. The decline in 2003 revenues from Flash products was largely offset, however, by an increase in shipment volumes for our DataFlash products along with Serial EEPROM products. Our DataFlash products continue to gain market share in the serial interface market, and have achieved design wins in many PC and consumer electronic products.

Because NVM products are commodity oriented, they are subject to greater declines in average selling prices than products in our other segments. Our nonvolatile memory segment continues to be unprofitable. Competitive pressures and the need to continually migrate to new technology are among several factors causing continued pricing declines. Conditions in this segment are expected to remain challenging for the foreseeable future.

RF and Automotive

RF and Automotive segment revenues increased by 24% or $54 million to $278 million in 2004. RF and Automotive segment revenues increased slightly in 2003 by $4 million to $224 million, a 2% increase over 2002 levels of $220 million. During 2004, revenue increased primarily due to significant increases in sales of SiGe BiCMOS products that are sold into CDMA handsets. In addition, we have a significant presence in the European automotive sector, which has given us a steady customer base utilizing our products for function controllers, as well as ASSP's for power train, convenience, and safety systems. RF communication applications include GPS and car radio products. During 2003, increases in sales volumes for automotive and networking applications were offset by decreases in sales volumes in BiCMOS products. The decline in volumes for BiCMOS products was primarily a result of lower OEM shipments for legacy cellular phone products.

Net Revenues By Geographic Area

Our net revenues by geographic delivery location (see Note 14 of Notes to Consolidated Financial Statements) for the three years ended December 31, 2004, 2003 and 2002 are summarized as follows *(in thousands)*:

Area	2004	2003	2002
North America	$ 282,213	$ 239,926	$ 260,447
Europe	539,226	397,945	397,585
Asia	792,979	658,601	510,040
Rest of World *	35,304	34,163	25,742
Total Net Revenues	$ 1,649,722	$ 1,330,635	$ 1,193,814

Primarily includes the Philippines, South Africa, and Central and South America

Over the last year, revenues have increased significantly in Asia, North America and Europe.

Sales outside North America accounted for 83% of our net revenues in 2004, 82% of our net revenues in 2003, and 78% of our net revenues in 2002.

Our sales to North America increased $42 million, or 18% for 2004 compared to 2003, due to higher volume shipments. Our sales declined $21 million, or 8% in 2003 compared to 2002 primarily due to lower average selling prices partially offset by slightly higher volume shipments.

Our sales to Europe increased $141 million or 35% when comparing 2004 to 2003, due to higher volume shipments and an increase in the value of the Euro. Sales were flat at $398 million, when comparing 2003 to 2002 primarily due to flat volume shipments and lower average selling prices, offset by an increase in the value of the Euro.

Our sales to Asia increased $134 million, or 20% for 2004 compared to 2003, and increased $149 million, or 29% in 2003 compared to 2002. The increases in 2004 and 2003 were primarily due to higher volume shipments partially offset by lower average selling prices.

Revenues and Costs – Impact from Changes to Foreign Exchange Rates

In 2004, approximately 27% of net revenues were denominated in foreign currencies, primarily the Euro. For 2003, sales denominated in foreign currencies were approximately 28% of net revenues. Sales in Euros amounted to 25%, 26% and 22% of net revenues in 2004, 2003, and 2002, respectively. Sales in Japanese yen accounted for 1%, 2% and 3% of net revenues for the same periods.

During 2004, changes in foreign exchange rates had a significant impact on net revenues and operating costs. Had average exchange rates during 2004 remained the same as the average exchange rates in effect for 2003, our reported revenues in 2004 would have been approximately $39 million lower. However, our foreign currency costs exceed foreign currency revenues. During 2004, approximately 59% of costs were denominated in foreign currencies, primarily the Euro. Had average exchange rates for 2004 remained the same as the average exchange rates for 2003 our operating costs would have been approximately $88 million lower (cost of revenues, $67 million; research and development, $15 million; sales, general and administrative, $6 million). The net effect resulted in a reduction to income from operations of $49 million as a result of less favorable exchange rates in effect for 2004 compared to the average exchange rates in effect for 2003.

Starting in the first quarter of 2004, we began a program to hedge a portion of forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries, with forward contracts. These transactions are designated as cash flow hedges under SFAS No. 133. These contracts are designed to reduce the short-term impact of exchange rate changes on operating results. However, our practice in 2004 was to hedge exposures for the next 90-120 days. As hedging activity didn't begin until after the start of 2004, we were unable to offset the most significant part of the exchange rate changes between 2003 and 2004, most of which occurred in the fourth quarter of 2003. During the fourth quarter of 2004, cash flow hedge contracts did significantly reduce our exposure to exchange rate changes, and resulted in a benefit to cost of revenues of $3.9 million for the period. For the year ended December 31, 2004, the portion of the derivative's gain reclassified into cost of revenues was $0.2 million.

Had average exchange rates during 2003 remained the same as the average exchange rates in effect for 2002, our reported revenues in 2003 would have been approximately $60 million lower. However, our foreign currency costs exceed foreign currency revenues. During 2003, approximately 53% of costs were denominated in foreign currencies, primarily the Euro. Had average exchange rates for 2003 remained the same as the average exchange rates for 2002, our operating costs would have been approximately $119 million lower (cost of revenues, $91 million; research and development, $21 million; sales, general and administrative $7 million). The net effect resulted in a reduction to income from operations of $59 million as a result of less favorable exchange rates in effect for 2003 compared to the average exchange rates in effect for 2002.

For comparison purposes, the average annual exchange rates in effect during 2004, 2003 and 2002 for the Euro were 1.25, 1.12 and 0.95 Dollars per Euro, respectively.

In 2005, we again expect exchange rates to have a negative effect on our operating results, as foreign currency rates compared to the US dollar have continued to move significantly higher, especially the Euro. We have lengthened the period of forecasted transactions for hedging with forward contracts to approximately six months. However, due to the timing for initiation of these contracts, and the length of maturities utilized for cash flow derivative contracts, it is unlikely that we will be able to significantly reduce the exchange rate impact of rates experienced in 2005 when compared to the average exchange rates in effect for 2004.

Cost of Revenues and Gross Margin

Our cost of revenues primarily include the costs of wafer fabrication, assembly and test operations, changes in inventory reserves and freight costs. Our gross margin as a percentage of net revenues fluctuates, depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors.

Gross margin was 28% for 2004 compared to 23% for 2003. The gross margin percentage improvement in 2004 is a result of higher volume shipments with only slightly higher manufacturing costs. Had exchange rates for 2004 remained the same as the average exchange rates in effect for 2003, our reported gross margin would have been 31%.

Gross margin was 23% for 2003 compared to 19% for 2002. The gross margin percentage improvement is a result of increased capacity utilization, allowing us to ship higher unit volumes while manufacturing costs remained relatively flat. Manufacturing costs also benefited from cost containment programs and the sale of inventory previously reserved, but were partially offset by lower average selling prices, the negative effect of foreign exchange rate fluctuations, and a patent license charge recorded in March 2003. Had exchange rates for 2003 remained the same as the average exchange rates in effect for 2002, our reported gross margin would have been 27%.

Our gross margin has been impacted by the timing of inventory adjustments related to inventory write-downs and subsequent sale of these written-down products. The annual impact to gross margins was 1% or less for the years ended December 31, 2004, 2003 and 2002.

In recent periods, average selling prices for some of our semiconductor products have been below manufacturing costs, and accordingly, our results of operations, cash flows and financial condition have been adversely affected. As these charges are recorded in advance of when written-down inventory is sold, subsequent gross margins in the period of sale may be higher than they would be absent the effect of the previous write-downs. Our excess and obsolete inventory write-offs taken in prior years relate to all of our product categories, while lower-of-cost or market reserves relate primarily to our non-volatile memory products.

We receive economic assistance grants in some locations as an incentive to achieve certain hiring and investment goals related to manufacturing operations, the benefit for which is recognized as an offset to related costs. We recognized a $12 million reduction to cost of revenues for such grants in 2004 compared to $7 million in 2003, and $5 million in 2002.

Research and Development

Research and Development ("R&D") expenses in 2004 decreased by $1.0 million to $247 million from $248 million in 2003. Reduced spending on engineering labor and experimental wafers were offset by the unfavorable impact of exchange rates. Had exchange rates for 2004 remained the same as the average exchange rates incurred in 2003, R&D expenses in 2004 would have been $15 million lower than the amount reported in 2004.

R&D expenses in 2003 decreased by $5 million or 2% to $248 million from $253 million in 2002. The decrease in R&D expenses was primarily due to a decrease in expenditures on process development at our North Tyneside, UK wafer fabrication facility as this facility transitioned to production volume levels during the second half of the year. Had exchange rates for 2003 remained the same as the average exchange rates incurred in 2002, R&D expenses in 2003 would have been $21 million lower than the amount reported in 2003.

We have continued to invest in R&D efforts in a wide variety of product areas and process technologies, including Flash, Logic, and embedded EEPROM CMOS technology to be manufactured at 0.13 and 0.09 micron line widths, as well as investments in Silicon Germanium BiCMOS technology to be manufactured at 0.18 micron line widths. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve.

We receive R&D grants from various European research organizations, the benefit for which is recognized as an offset to related costs. For 2004, we recognized $17 million in research grant benefits, compared to $11 million for 2003 and $13 million for 2002.

Selling, General and Administrative

Selling, General and Administrative ("SG&A"), expenses increased 26% or $36 million to $175 million in 2004 from $139 million in 2003. As a percentage of net revenues, SG&A expenses increased to 11% in 2004 compared to 10% in 2003. The increase in SG&A expenses from 2003 to 2004 was due to spending related to Sarbanes-Oxley Section 404 compliance of $9 million, higher employee salaries and benefits of $14 million, spending related to our increased sales volume of $7 million and the negative effect of foreign exchange rate fluctuations. Had exchange rates for 2004 remained the same as the average exchange rates incurred in 2003, SG&A expenses would have been $6 million lower than the amount reported in 2004.

SG&A expenses increased 9% or $12 million to $139 million in 2003 from $127 million in 2002. As a percentage of net revenues, SG&A expenses decreased to 10% in 2003 compared to 11% in 2002. The increase of $12 million was primarily related to higher selling costs of $5 million as a result of higher net revenues, and the negative effect of foreign exchange rates incurred in 2003. Had exchange rates for 2003 remained the same as the average exchange rates incurred in 2002, SG&A expenses would have been $3 million lower than the amount reported in 2003.

Asset Impairment and Restructuring Charges

During the period from fiscal 1998 to fiscal 2000, our sales volume grew significantly, from $1.1 billion to $2.0 billion. As business conditions improved during this time, Atmel took steps to significantly expand its manufacturing capacity. During the period from January 1998 to September 2001, we spent approximately $2.0 billion for acquisitions of property and equipment in anticipation of significant growth in our business during 2001, 2002 and beyond from the historical levels achieved in 2000. Beginning late in the fourth quarter 2000, business conditions in the semiconductor industry deteriorated rapidly.

As a result of the difficult operating conditions that existed in the semiconductor industry, we performed asset impairment reviews of our fixed assets during the third quarter of 2001. An estimate of fair market value was made by management, which considered an outside appraisal that assumed the assets would continue in use at their current locations. During the third quarter of 2001, we recorded a $462.8 million asset impairment charge related to certain of our fabrication facilities in Colorado Springs, Colorado, Rousset, France and Nantes, France and a $18.5 million charge related to a headcount reduction in Europe. The charges were part of a restructuring plan that included a workforce reduction and the consolidation of manufacturing operations in both the U.S. and Europe.

Starting in the fourth quarter of 2001, the asset impairment and restructuring actions taken in the third quarter of 2001, were expected to result in estimated expense reductions of approximately $130 million per year, consisting of a $105 million reduction in cost of revenues and a $25 million reduction in operating expenses. Actual expense reductions were approximately the same as original estimates.

As a result of the downturn experienced in 2001, we delayed the completion of construction of our fabrication facilities in North Tyneside, UK, and Irving, Texas, to 2002, when we anticipated the industry to rebound. However, after further evaluation of market conditions, we recorded a $341.4 million asset impairment charge in the second quarter of 2002 related to the equipment and facilities for wafer fabrication facilities in Irving, Texas and North Tyneside, U.K. An estimate of fair market value was made by management, which considered an outside appraisal that assumed the assets would continue in use at their current locations.

In the third quarter of 2002, we reassessed the overall manufacturing capacity of the Irving facility against the potential anticipated demand and decided to close the Irving, Texas facility, without conducting any commercial production there. The facility was placed on the market for sale in August 2002. As a result of the decision to close the facility and make it available for sale, we recorded $42.2 million of charges in the third quarter of 2002 consisting of an asset impairment charge of $23.5 million, $13.9 million for terminating contracts with suppliers, employee termination costs of $3.7 million for 272 employees, and a $1.1 million charge related to the repayment of a property tax abatement. Also during the third quarter of 2002, we recorded a $2.6 million reversal of restructuring charges as a result of changes to estimates of termination costs related to headcount reduction charges taken in third quarter of 2001. Actual costs incurred for the reductions of European employees were lower than original estimates, primarily for severance and re-hiring incentives.

We also recorded an asset impairment and restructuring charge of $2.8 million in the fourth quarter of 2002. This charge related to plans for reorganizing certain programs and a 32-person workforce reduction in Europe.

The asset impairment and restructuring actions taken in the second, third and fourth quarter of 2002 was expected to result in a reduction of $73 million in depreciation expense, $2 million in manufacturing services, and of $17 million in employee expenses per year. Actual expense reductions were approximately the same as original estimates.

In December 2003, we re-evaluated the status of our Irving, Texas facility, which we subsequently reclassified as "held-in-use", and also re-evaluated the related fabrication equipment. Because of significant improvements in market conditions, we decided to utilize much of this equipment in other facilities to meet increasing demand. An asset impairment charge of $27.6 million to write down asset values to the lower of their then fair value or original net book value, was recorded in the fourth quarter of 2003. While this facility was held-for-sale, assets were not in use, and were not depreciated. During 2004, the facility and wafer fabrication equipment was depreciated at rates appropriate for each type of asset. Nearly all of the fabrication equipment was re-deployed to other manufacturing facilities that we own. During the fourth quarter of 2004, the building and related improvements were evaluated for impairment based on management's estimates which considered an outside appraisal, among other factors, in determining fair market value. No additional impairment adjustment was required. As of December 31, 2004, the building and related improvements had a book value of $58 million.

The restructuring actions underlying the asset impairment and restructuring charges are proceeding as planned. The 2001 asset impairment and restructuring actions resulted in expense reductions of approximately $107 million in 2002, consisting of a $105 million reduction in cost of revenues and a $2 million reduction in operating expenses. The 2002 asset impairment and restructuring actions resulted in expense reductions of approximately $96 million in 2003, consisting of $95 million reduction in cost of revenues and $1 million reduction in operating expenses. These cost reduction figures exclude subsequent impact of changes in foreign exchange rates.

Proceeds from Legal Award

During the fourth quarter of 2003, we received approximately $38 million from Silicon Storage Technologies, Inc. ("SST"), constituting the $37 million jury award, plus pre- and post-judgment interest, granted in relation to the May 7, 2002 judgment by the District Court for the Northern District of California.

Interest and Other Expenses, Net

Interest and other expenses, net, decreased by $14 million to $20 million in 2004 compared to $34 million in 2003. As a percentage of net revenues, interest and other expenses, net was 1% in 2004 compared to 3% in 2003. The decrease in interest and other expenses, net is primarily due to decreased interest expense, as we have reduced our outstanding borrowings, as well as lower foreign exchange losses from the remeasurement of assets and liabilities denominated in currencies other than the respective functional currency. Lower foreign exchange loss is partly a result of our use of derivative instruments, beginning in the first quarter of 2004, to manage exposures to foreign currency risk. Interest rates on our outstanding borrowings did not change significantly in 2004 compared to 2003.

Interest and other expenses, net, increased by $15 million to $34 million in 2003 compared to $19 million in 2002. The increase was due to a combination of gains recognized in 2002, primarily on the repurchase of convertible notes of $15 million and sale of land in San Jose of $3 million. In addition, we had a lower average level of invested funds, lower interest rates received and higher losses realized on foreign exchange transactions. Interest expense decreased by $9 million to $36 million in 2003 from $46 million in 2002 due to a decrease in outstanding borrowings.

Provision for Income Taxes

We recorded tax expense of $28 million, $14 million and $90 million for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. This resulted in an effective tax rate of 109%, 13% and 16% for 2004, 2003 and 2002, respectively, expressing tax expense as a percentage of the applicable year's loss in years 2003 and 2002. The difference between the effective tax rates of 2004 and 2003 is partially due to tax expense expressed as a percentage of the respective year's income (loss) before income taxes.

The significant components of income tax expense recorded for 2004 are attributed to taxes incurred by our profitable foreign subsidiaries and an increase in tax accruals related to certain U.S. Federal, state and foreign tax liabilities.

During 2004, we reassessed our intentions regarding repatriation of undistributed earnings from non-U.S. subsidiaries and concluded that we intend to reinvest all undistributed foreign earnings indefinitely in operations outside the U.S. Thus, in 2004, we reversed approximately $11 million of deferred tax liabilities that had been provided in prior years for the potential repatriation of certain undistributed earnings of our foreign subsidiaries.

During 2004, we recognized $2 million in tax benefits from the release of valuation allowance on a deferred tax asset of a profitable foreign subsidiary for which management believes it is more likely than not that forecasted income, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax asset. In addition, we realigned the legal structure for certain foreign subsidiaries in 2004 that resulted in the recognition of $6 million in tax benefits from the release of a foreign valuation allowance on a deferred tax asset in a profitable foreign jurisdiction that management now believes it is more likely than not that the deferred tax asset is realizable.

The income tax expense recorded for 2003 resulted primarily from taxes incurred by our profitable foreign subsidiaries. Additionally, we released $6 million of tax reserves related to issues in tax audits that closed during the year.

The income tax expense recorded for 2002 was primarily due to the increase in the valuation allowance recorded against deferred tax assets during the year. During 2002, we made an assessment of our prior two years of losses and determined that it was more likely than not that the deferred tax assets will not be realized. As a result, substantially all deferred tax assets were reserved, resulting in income tax expense for the year ended December 31, 2002. The income tax expense was partially offset by tax refunds of $60 million expected to be realized in the U.S. and increased further by additional tax liabilities incurred by our profitable foreign subsidiaries.

At December 31, 2004, we had net operating loss carryforwards in non-U.S. jurisdictions of approximately $419 million. There is no expiration on the use of the majority of these loss carryforwards. We also have U.S. Federal and state net operating loss carryforwards of approximately $251 million and $415 million, respectively, at December 31, 2004. These loss carryforwards expire in different periods from 2006 through 2024. We also have U.S. Federal and state tax credits of approximately $40 million at December 31, 2004, which will expire beginning in 2008.

In 2004, we settled all issues for the 1994 through 1996 tax years with the Internal Revenue Service ("IRS") Appeals Division with no material change in tax expense. Our U.S. income tax returns for the years 2000 and 2001 are currently under examination by the IRS. In addition, we have various tax audits in progress in certain U.S. states and foreign jurisdictions. We have provided our best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of these examinations, and examinations of open U.S. Federal, state and foreign tax years. We believe that these potential adjustments primarily relate to U.S. domestic and foreign transfer pricing.

Liquidity and Capital Resources

At December 31, 2004, we had a total of $405 million of cash and cash equivalents and short-term investments compared to $458 million at December 31, 2003 (including restricted cash balances for 2003). Current ratio, calculated as total current assets divided by total current liabilities, was 1.7 at December 31, 2004, a decrease of 0.1 from 1.8 at December 31, 2003. Despite reporting losses during 2004, 2003, and 2002, we have generated positive cash flow from operating activities, as net losses were impacted by non-cash depreciation and asset impairment charges. We have used this cash generated to reduce our net debt obligations by $48 million to $465 million at December 31, 2004 from $513 million at December 31, 2003. Working capital increased by $30 million to $458 million at December 31, 2004 compared to $428 million at December 31, 2003.

Operating Activities: Net cash provided by operating activities was $228 million in 2004, compared to $258 million in 2003. We generated strong operating cash flow in spite of incurring losses due primarily to depreciation, and other non-cash charges reflected in the Consolidated Statements of Operations. Accounts receivable increased 6% or $14 million to $229 million at December 31, 2004 from $215 million at December 31, 2003. The average days of accounts receivable outstanding ("DSO") improved to 51 days at the end of the fourth quarter of 2004 as compared to 52 days at the end of the fourth quarter of 2003. Our accounts receivable and DSO are primarily impacted by shipment linearity, payment terms offered, and collection performance. We made improvements during 2004 in shipment linearity and collection performance. Should we need to offer longer payment terms in the future due to competitive pressures, this could negatively affect our DSO.

Inventories increased by $79 million or 29% to $347 million at December 31, 2004 from $268 million at December 31, 2003. Average days of sales in inventory increased to 107 days at December 31, 2004 compared to 90 days at December 31, 2003. Inventories consist of raw wafers, purchased specialty wafers, work in process, and finished units. Inventory increased in 2004 as a result of higher shipment volumes and competitive pressures to reduce delivery lead-time. We are continuing to take measures to reduce manufacturing cycle times and improve production planning efficiency. However, increased shipment levels, higher levels of process complexity, and the strategic need to offer competitive lead times may result in an increase in inventory levels in the future.

Other current assets increased $38 million to $92 million at December 31, 2004 from $54 million at December 31, 2003 due to an increase in derivative assets and receivables for derivative contracts that were due at December 31, 2004. These increases relate to derivative contracts utilized for hedging purposes, and were driven by the significant change in the Euro exchange rates in the fourth quarter of 2004. In addition, higher receivable balances for VAT were incurred related to increased European purchase activity during the year.

U.S. Federal income tax refunds were a significant source of cash from operating activities in 2003. These refunds were received as a result of taxable losses applied to income taxes paid in prior years on the annual tax returns.

Investing Activities: Net cash used for investing activities was $231 million in 2004 compared to $11 million used in 2003. During the year, we made significant investment in advanced manufacturing processes, and related equipment. In 2004, we paid $241 million for new equipment necessary to maintain our competitive position technologically as well as to increase capacity.

Financing Activities: Net cash used in financing activities decreased to $59 million in 2004 compared to $264 million in 2003. The decrease is primarily due to the repurchase of convertible notes for $135 million that occurred in 2003. Proceeds from equipment financing and other debt totaled $70 million in 2004 compared to $27 million in 2003, and were used primarily for new equipment purchases. We continued to pay down debt, with repayments of principal balances on capital leases and other debt totaling $141 million in 2004 compared to $167 million in 2003.

We believe that our existing balance of cash, cash equivalents and short term investments, together with cash flow from operations, equipment lease financing, and other short- and medium-term bank borrowings, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

Net increase (decrease) in cash and cash equivalents in 2004, 2003 and 2002 included increases of $21 million, $57 million and $36 million, respectively, due to the effect of exchange rate changes on cash balances denominated in foreign currencies. These cash balances were primarily held in certain subsidiaries in Euro denominated accounts and increased in value due to the strengthening of the Euro compared to the U.S. Dollar during these periods.

During 2005, we expect our operations to generate positive cash flow; however, a significant portion of this cash will be used to repay debt and make capital investments. The amount of cash we use in 2005 will depend largely on the amount of cash generated from our operations. Currently, we expect our 2005 cash payments for capital expenditures to be approximately $190 million. In 2005 and future years, our capacity to make significant capital investments will depend on our ability to generate substantial cash flow from operations and on our ability to obtain adequate financing.

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2004. (See Note 7 of Notes to Consolidated Financial Statements).

(In thousands)	Payments due by period				
Contractual Obligations	Up to 1 year	2-3 years	4-5 years	After 5 years	Total
Notes payable	$ 25,461	$ 44,648	$ —	$ 1,282	$ 71,391
Capital leases	100,922	44,509	10,036	9,827	165,294
Convertible notes [a]	—	213,369	279	—	213,648
Line of credit	15,000	—	—	—	15,000
Subtotal debt obligations	141,383	302,526	10,315	11,109	465,333
Capital purchase commitments	16,454	14,000	14,000	—	44,454
Long-term supplier contract	977	2,068	2,268	5,606	10,919
Operating leases	8,690	13,070	9,152	5,675	36,587
Other long-term obligations	20,713	28,000	24,000	44,668	117,381
Subtotal other commitments	46,834	57,138	49,420	55,949	209,341
Add: interest	8,062	21,519	2,542	838	32,961
Total	$ 196,279	$ 381,183	$ 62,277	$ 67,896	$ 707,635

(a) Zero coupon convertible debt issued in May 2001 is redeemable for cash, at our option, at any time on or after May 23, 2006 in whole or in part at redemption prices equal to the issue price plus accrued original issue discount. At the option of the holders on May 23, 2006, 2011 and 2016, we may be required to redeem the debt at prices equal to the issue price plus accrued original issue discount through date of repurchase. If redeemed at the option of the holder, we may elect to pay the repurchase price in cash, in shares of Common Stock or in any combination of the two (see Note 7 of Notes to Consolidated Financial Statements). We estimate that the redemption value of these notes in May 2006 will be approximately $228 million.

Other long-term obligations consist principally of future repayments of $95 million of advances from customers, of which $10 million is included in the column for payments due within 1 year, and have been classified as current liabilities (see Note 3 of Notes to Consolidated Financial Statements).

Approximately $11 million of the debt included in the capital lease obligations, term loans and a $25 million revolving line of credit (with no outstanding borrowing at December 31, 2004) require Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis, and approximately $19 million of the debt obligations have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios. A previous requirement to maintain restricted cash of approximately Euro 21 million ($27 million) was renegotiated in March 2004 and eliminated. As a result there is no longer a requirement to maintain a restricted cash balance.

We were in compliance with all of our debt covenants at the end of 2004. If we need to renegotiate any of these covenants in the future, and the lenders refuse and we are unable to comply with the covenants, then we may immediately be required to repay the loans concerned. In the event we are required to repay these loans ahead of their due dates, we believe that we have the resources to make such repayments, but such payments could adversely impact our liquidity.

Our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the US parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amounts to us, whether by dividends, distributions, loans or other payments. However, the US parent corporation owes much of our consolidated long-term debt, including our outstanding issue of convertible notes.

Off Balance Sheet Arrangements

In the ordinary course of business, we have investments in privately held companies, which may be considered variable interest entities. We have evaluated our investments in these other privately held companies and have determined that there was no material impact on our operating results or financial condition upon our adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," (" FIN 46"). Under FIN 46, certain events can require a reassessment of our investments in privately held companies to determine if they are variable interest entities and which of the stakeholders will be the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. We may be unable to influence these events.

At December 31, 2004, we had outstanding capital purchase commitments of $44 million.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either our subsidiaries or us. As of December 31, 2004, the maximum potential amount of future payments that we could be required to make under these guarantee agreements is $11 million. We have not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, we believe we will not be required to make any payments under these guarantee arrangements.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R is a revision of SFAS No. 123.This Statement supersedes APB No. 25, which is the basis for our current policy on accounting for stock-based compensation described in Note 1 of Notes to Consolidated Financial Statements. SFAS No. 123R will require companies to recognize as an expense in the Statement of Operations the grant-date fair value of stock options and other equity-based compensation issued to employees. Pro-forma disclosures about the fair value method and the impact on net loss and net loss per share appear in Notes 1 and 13 of Notes to Consolidated Financial Statements. SFAS No. 123R is effective for us as of the beginning of the third quarter of 2005. Under the methods of adoption allowed by the standard, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS No. 123R. The fair value of unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS No. 123 except that amounts must be recognized in the Statement of Operations. Previously reported amounts may be restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS No. 123R amounts in the Statement of Operations.

We are evaluating the requirements of SFAS 123R and we expect that the adoption of SFAS 123R will have a material impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Board Opinion No. 29 ("APB No. 29"). The guidance in APB No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that gains or losses on exchanges of nonmonetary assets may be recognized based on the differences in the fair values of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle which allowed the asset received to be recognized at the book value of the asset surrendered. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for "exchanges of nonmonetary assets that do not have commercial substance". A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement should be applied prospectively, and are effective for us for nonmonetary asset exchanges occurring from the third quarter of 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in our first quarter of 2005. The adoption of this statement is not expected to have a material impact on our Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4" ("ARB No. 43, Chapter 4"). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for us for inventory costs incurred beginning in 2006. Earlier application is permitted. The provisions of this Statement should be applied prospectively. The adoption of this statement is not expected to have a material impact on our Consolidated Financial Statements.

In October 2004, the Emerging Issue Task Force ("EITF 04-8") reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," which addressed the issue of when the dilutive effect of contingently convertible debt instruments ("Co-Cos") should be included in diluted earnings per share. EITF 04-8 addresses the issue of when "Co-Cos" should be included in diluted earnings per share computations, regardless of whether the market price trigger has been met. This consensus is effective for fiscal periods ending after December 15, 2004. The adoption of EITF 04-8 did not have a material effect on our Consolidated Financial Statements.

At its November 2003 meeting, the EITF reached a consensus on disclosure guidance previously discussed under EITF 03-01, "The Meaning of Other Than Temporary Impairment and its Application to Certain Investments" ("EITF 03-01"). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and investments accounted for under the cost method. The consensus provided for disclosure of amounts of impairment of investments in securities not yet recognized in income effective for fiscal years ending after December 15, 2003. We adopted the disclosure requirements during its quarter ended September 30, 2004. At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and investments accounted for under the cost method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position, 03-01-1, which delays the effective date of the recognition and measurement guidance. We do not believe that this consensus on the recognition and measurement guidance will have a significant impact on our Consolidated Financial Statements.

In September 2004, the EITF reached a consensus on issue number 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds" ("EITF 04-10") of reportable operating segments. FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Reportable operating segments are those that meet at least one specified quantitative criteria, such as at least 10% of the enterprise's revenues, assets, or net income or loss. SFAS No. 131 permits two or more operating segments to be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS No. 131, if the segments have similar economic characteristics, and if the segments are similar in each of the other specified key areas including nature of products and services, production processes, type or class of customer, methods used to distribute their products or provide their services, and regulatory environment. The question addressed by EITF 04-10 is how an enterprise should evaluate the aggregation criteria of SFAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated. The consensus of EITF 04-10 is that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS 131, the segments have similar economic characteristics, and the segments share a majority of the SFAS No. 131 aggregation criteria. EITF 04-10 was effective for our fiscal year 2004 consolidated financial statements. Adoption of EITF 04-10 did not have an impact on our Consolidated Financial Statements.

Trends, Uncertainties and Risks

OUR REVENUES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE.

Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

- the cyclical nature of both the semiconductor industry and the markets addressed by our products
- ability to meet our debt obligations
- availability of additional financing
- the extent of utilization of manufacturing capacity
- fluctuations in manufacturing yields
- the highly competitive nature of our markets
- the pace of technological change
- natural disasters or terrorist acts
- political and economic risks
- fluctuations in currency exchange rates
- our ability to maintain good relationships with our customers
- integration of new businesses or products
- third party intellectual property infringement claims
- ability of independent assembly contractors to meet our volume, quality, and delivery objectives
- assessment of internal controls over financial reporting
- environmental regulations
- personnel changes

- business interruptions
- system integration disruptions, and
- changes in accounting rules, such as recording expenses for employee stock option grants.

Any unfavorable changes in any of these factors could harm our operating results.

We believe that our future sales will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at the design stage. However, design wins may precede volume sales by a year or more. We may not be successful in achieving design wins or design wins may not result in future revenues, which depend in large part on the success of the customer's end product or system. The average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs to manufacture those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions and new product introductions do not occur in a timely manner. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

In addition, our future success will depend in large part on the resurgence of economic growth generally and of various electronics industries that use semiconductors, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment. The semiconductor industry has the ability to supply more products than demand requires. Our successful return to profitability will depend heavily upon a better supply and demand balance within the semiconductor industry.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. The industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. The semiconductor industry faced severe business conditions with global semiconductor revenues for the industry declining 32% to approximately $139 billion in 2001, compared to revenues in 2000. The semiconductor industry began to turnaround in 2002 with global semiconductor sales increasing modestly by 1% to approximately $141 billion. In 2003, global semiconductor sales increased 18% to $166 billion. Global semiconductor sales in 2004 increased 27% to $211 billion.

Atmel's operating results have been harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margins. In 2001, we recorded a $463 million charge to recognize impairment in value of our manufacturing equipment in Colorado Springs, Colorado, Rousset, France and Nantes, France. In addition, we recorded a $19 million charge for the costs of reducing our workforce in our European manufacturing operations. We also recorded an asset impairment charge of $341 million in the second quarter 2002 to write down to fair value the book value of our fabrication equipment in Irving, Texas and North Tyneside, U.K. We recorded a restructuring and asset impairment charge in the third quarter of 2002 of $42 million, primarily in connection with the closing of our Irving, Texas 8-inch wafer fabrication facility and making it available for sale. The charges consisted of costs for reduction in headcount, asset write-downs, and expenses associated with our decision to close the facility. We recorded a restructuring and asset impairment charge in the fourth quarter 2002 of $3 million. This charge related to plans for reorganizing certain programs and a reduction in headcount in Europe. In December 2003, we re-evaluated the status of the fabrication equipment in our Irving, Texas facility and because of increasing demand we decided to utilize much of this equipment in other facilities. An asset impairment charge of $27.6 million was recorded in the fourth quarter of 2003. Our business may be harmed in the future not only by cyclical conditions in the semiconductor industry as a whole but also by slower growth in any of the markets served by our customer products.

OUR LONG-TERM DEBT COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE.

As of December 31, 2004, our long term convertible notes and long term debt less current portion was $324 million compared to $358 million at December 31, 2003. Our long-term debt (less current portion) to equity ratio was 0.3 at December 31, 2004 and 2003. Our current debt levels as well as any increase in our debt-to-equity ratio could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and make us more vulnerable to industry downturns and competitive pressures.

Our ability to meet our debt obligations will depend upon our future performance and ability to generate substantial cash flow from operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet debt obligations or otherwise are obliged to repay any debt prior to its due date, our available cash would be depleted, perhaps seriously, and our ability to fund operations harmed.

Our ability to service long-term debt or to obtain cash for other needs of the Atmel group from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations is conducted through our subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the US parent corporation. These subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amounts to the US parent corporation, whether by dividends, distributions, loans or other payments. However, the US parent corporation owes much of our consolidated long-term debt, including our two outstanding issues of convertible notes.

In addition, the payment of dividends or distributions and the making of loans and advances to the US parent corporation by any of our subsidiaries could in the future be subject to statutory or contractual restrictions or depend on other business considerations and be contingent upon the earnings of those subsidiaries. Any right held by the US parent corporation to receive any cash or other assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. Although the US parent corporation may be recognized as a creditor, its interests will be subordinated to other creditors whose interests will be given higher priority.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

Semiconductor companies that maintain their own fabrication facilities have substantial capital requirements. We made capital expenditures aggregating $1,951 million in 1999, 2000 and 2001, in large part preparing for expected increases in demand. However, in light of falling demand we have recognized asset impairment charges aggregating $856 million in 2001, 2002, and 2003. We intend to continue to make capital investments to support new products and manufacturing processes that achieve manufacturing cost reductions and improved yields. Currently, we expect our 2005 capital expenditures to be approximately $190 million. We may seek additional equity or debt financing to fund further enhancement of our wafer fabrication capacity or to fund other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

IF WE DO NOT SUCCESSFULLY ADJUST OUR MANUFACTURING CAPACITY IN LINE WITH DOWNTURNS IN OUR INDUSTRY OR INCREASES IN DEMAND, OUR BUSINESS COULD BE HARMED.

In 2000 and 2001, we made substantial capital expenditures to increase our wafer fabrication capacity at our facilities in Colorado Springs, Colorado and Rousset, France. We also currently manufacture our products at our facilities in Heilbronn, Germany; Grenoble, France; Nantes, France; and North Tyneside, United Kingdom.

During economic upturns in the semiconductor industry we may need to increase our manufacturing capacity to a level that meets demand for our products in order to achieve and maintain profitability. During economic downturns in our industry, expensive manufacturing machinery may be underutilized or may need to be sold off at significantly discounted prices, although we continue to be liable to make payments on the debt that financed its purchase. At the same time, employee and other manufacturing costs may need to be reduced.

We announced in the third quarter 2001 that we were ceasing high volume production at one of our two wafer fabrication facilities in Colorado Springs, Colorado and at one of our facilities in Europe. In the third quarter of 2002, we reassessed the overall manufacturing capacity of the Irving facility against the potential anticipated demand and decided to close the Irving, Texas facility, without conducting any commercial production there. The facility was placed on the market for sale in August 2002. As a result of the decision to close the facility and make it available for sale, we recorded $42.2 million of charges in the third quarter of 2002 consisting of an asset impairment charge of $23.5 million, $13.9 million for terminating contracts with suppliers, employee termination costs of $3.7 million for 272 employees, and a $1.1 million charge related to the repayment of a property tax abatement.

In December 2003, we re-evaluated the status of our Irving, Texas facility, which we subsequently reclassified as "held-in-use" and also re-evaluated the related fabrication equipment. Because of significant improvements in market conditions, we decided to utilize much of this equipment in other facilities to meet increasing demand. An asset impairment charge of $27.6 million to write down asset values to the lower of their then fair value or original net book value, prior to holding these assets for sale less depreciation relating to the period the assets were held for sale, was recorded in the fourth quarter of 2003. While this facility was held-for-sale, assets were not in use, and were not depreciated. During 2004, the facility and wafer fabrication equipment were depreciated at rates appropriate for each type of asset. Nearly all of the fabrication equipment was re-deployed to other manufacturing facilities that we own. During the fourth quarter of 2004, the building and related improvements were evaluated for impairment based on management's estimates which considered an outside appraisal, among other factors, in determining fair market value. No additional impairment adjustment was required. As of December 31, 2004, the building and related improvements had a book value of $58 million.

We continue to evaluate the current restructuring and asset impairment reserves as the restructuring plans are being executed and as a result, there may be additional restructuring charges or reversals of previously established reserves.

During economic downturns in our industry we may have to reduce our wafer fabrication capacity. Reducing our wafer fabrication capacity involves significant potential costs and delays, particularly in Europe, where we have substantial manufacturing facilities and where the extensive statutory protection of employees imposes substantial costs and delays on their employers when the market requires downsizing. Such costs and delays include compensation to employees and local government agencies, requirements and approvals of governmental and judicial bodies, and losses of governmental subsidies. We may experience labor union objections or other difficulties while implementing a downsizing. Any such difficulties that we experience would harm our business and operating results, either by deterring needed downsizing or by the additional costs of accomplishing it in Europe relative to America or Asia.

If we cannot expand our capacity on a timely basis during economic upturns in the semiconductor industry, we could experience significant capacity constraints that would prevent us from meeting increased customer demand, which would also harm our business.

In light of losses incurred from 2001 through 2004, we may not be able to obtain from external sources the additional financing necessary to fund the expansion of our manufacturing facilities or the implementation of new manufacturing technologies.

IF WE ARE UNABLE TO EFFECTIVELY UTILIZE OUR WAFER MANUFACTURING CAPACITY AND FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes such as 0.09-microns.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of wafers, particularly when we expand our manufacturing capacity or during a transition in the manufacturing process technology that we use.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at any of our fabrication facilities could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS, AND LOSS OF MARKET SHARE.

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Phillips, Samsung, Sharp, STMicroelectronics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM, and Flash memory products, as well as in our commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies
- the rate at which customers incorporate our products into their systems
- product introductions by our competitors
- the number and nature of our competitors in a given market
- the incumbency of our competitors at potential new customers, and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors, and thus have increased potential for delays in their introduction.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or by technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development, or marketing and sales efforts may not be successful, our new products may not achieve market acceptance, and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY NATURAL DISASTERS OR TERRORIST ACTS.

Since the attacks on the World Trade Center and the Pentagon, certain insurance coverage has either been reduced or made subject to additional conditions by our insurance carriers, and we have not been able to maintain all necessary insurance coverage at reasonable cost. Instead, we have relied to a greater degree on self-insurance. For example, we now cover the expense of property loss up to $10 million per event. Our headquarters, some manufacturing facilities and some of our major vendors' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. If a major earthquake or other disaster or a terrorist act impacts us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to transport product and we could suffer damages of an amount sufficient to harm our business, financial condition and results of operations.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS.

Sales to customers outside North America accounted for approximately 83%, 82% and 78% of net revenues in 2004, 2003 and 2002. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property
- greater difficulty in staffing and managing foreign operations
- reduced flexibility and increased cost of staffing adjustments, particularly in France and Germany
- greater risk of uncollectible accounts

- longer collection cycles
- potential unexpected changes in regulatory practices, including export license requirements, trade barriers, tariffs and tax laws
- sales seasonality, and
- general economic and political conditions in these foreign markets.

Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French, German and U.K. manufacturing facilities. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.

Approximately 73%, 72% and 75% of our net revenues in 2004, 2003 and 2002 were denominated in U.S. dollars. In 1998, business conditions in Asia were severely affected by banking and currency issues that adversely affected our operating results. Approximately 48%, 49% and 43% of net revenues were generated in Asia in 2004, 2003 and 2002.

REVENUE DENOMINATED IN FOREIGN CURRENCIES COULD DECLINE IF THESE CURRENCIES WEAKEN AGAINST THE DOLLAR, AND WE MAY NOT BE ABLE TO ADEQUATELY HEDGE AGAINST THIS RISK.

When we take an order denominated in a foreign currency we may receive fewer dollars than initially anticipated if that local currency weakens against the dollar before we collect our funds. In addition to reducing revenues, this risk will negatively affect our operating results. In Europe, where our significant operations have costs denominated in European currencies, a negative impact on revenues can be partially offset by a positive impact on costs. However, in Japan, while our yen denominated sales are also subject to exchange rate risk, we do not have significant operations with which to counterbalance our exposure. Sales denominated in European currencies and yen as a percentage of net revenues were 25% and 1% in 2004, 26% and 2% in 2003 and 22% and 3% in 2002, respectively. We also face the risk that our accounts receivable denominated in foreign currencies could be devalued if such foreign currencies weaken quickly and significantly against the dollar.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND CASH FLOWS.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Our primary exposures relates to operating expenses in Europe, where a significant amount of our manufacturing is located.

Currently, we enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on certain foreign currency assets and liabilities. In addition, we periodically hedge certain anticipated foreign currency cash flows. Our attempts to hedge against these risks may not be successful, resulting in an adverse impact on our net income.

PROBLEMS THAT WE EXPERIENCE WITH KEY CUSTOMERS OR DISTRIBUTORS MAY HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods.

We sell many of our products through distributors. Our distributors could experience financial difficulties or otherwise reduce or discontinue sales of our products. Our distributors could commence or increase sales of our competitors' products. In any of these cases, our business could be harmed.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS.

We have from time to time acquired, and may in the future acquire additional, complementary businesses, products and technologies. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the need to coordinate geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures.

The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion have resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits, which harmed our operating results and are currently involved in intellectual property infringement lawsuits, which may harm our future operating results. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to the claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

We manufacture wafers for our products at our fabrication facilities, and the wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Hong Kong, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

A LACK OF EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING COULD RESULT IN AN INABILITY TO ACCURATELY REPORT OUR FINANCIAL RESULTS, WHICH COULD LEAD TO A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. For example, in connection with our management's evaluation of our internal control over financial reporting as of December 31, 2004, management identified two control deficiencies that constitute material weaknesses. As more fully described in Item 9A of this Annual Report on Form 10-K, as of December 31, 2004, our management concluded that we did not maintain effective controls over:

- The accounting for income taxes, including the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision. Our control procedures did not include adequate review over the completeness and accuracy of income tax accounts to ensure compliance with GAAP; and

- The accounting for inventory reserves and cost of revenues. We did not consistently apply GAAP, as the local review of inventory reserves at two of our sites did not identify that certain inventory reserves had been released without the related inventory being sold or disposed of, and there was no review performed at the corporate level to detect inappropriate releases of inventory reserves.

Atmel's management determined that these control deficiencies could result in a misstatement of income taxes payable, deferred income tax assets and liabilities or the related income tax provision, or inventory and cost of revenues, that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that these control deficiencies constitute material weaknesses. The above deficiencies resulted in audit adjustments to the financial statements for the fourth quarter of 2004. As a result of the material weaknesses identified, our management concluded that our internal control over financial reporting was not effective as of December 31, 2004. See Item 9A of this Annual Report on Form 10-K.

A failure to implement and maintain effective internal control over financial reporting, including a failure to implement corrective actions to address the control deficiencies identified above, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We are currently making enhancements to our integrated financial and supply chain management system and transitioning some of our operational procedures at the same time. This transition process is complex, time-consuming and expensive. Operational disruptions during the course of this transition process or delays in the implementation of this new system could adversely impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired during the transition period.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND PREFERRED SHARES RIGHTS AGREEMENT MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

We also have a preferred shares rights agreement with Equiserve Trust Company, N.A., as rights agent, dated as of September 4, 1996, amended and restated on October 18, 1999 and amended as of November 7, 2001, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of Atmel in a transaction not approved by our board of directors.

OUR STOCK PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

The market price of our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our common stock may be significantly affected by factors such as the announcement of new products or product enhancements by us or our competitors, technological innovations by us or our competitors, quarterly variations in our results of operations, changes in earnings estimates by market analysts and general market conditions or market conditions specific to particular industries. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically could result in an immediate and adverse effect on the market price of our stock. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many high technology companies, often unrelated to the operating performance of the specific companies.

ACCOUNTING FOR EMPLOYEE STOCK OPTIONS USING THE FAIR VALUE METHOD COULD SIGNIFICANTLY REDUCE OUR NET INCOME.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R is a revision of SFAS No. 123.This Statement supersedes APB No. 25, which is the basis for our current policy on accounting for stock-based compensation described in Note 1 of Notes to Consolidated Financial Statements. SFAS No. 123R will require companies to recognize as an expense in the Statement of Operations the grant-date fair value of stock options and other equity-based compensation issued to employees. Pro-forma disclosures about the fair value method and the impact on net loss and net loss per share appear in Notes 1 and 12 of Notes to Consolidated Financial Statements. SFAS No. 123R is effective for us as of the beginning of the third quarter of 2005. Under the methods of adoption allowed by the standard, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS No. 123R. The fair value of unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS No. 123 except that amounts must be recognized in the Statement of Operations. Previously reported amounts may be restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS No. 123R amounts in the Statement of Operations.

When we are required to record an expense for our stock-based compensation plans using the fair value method as described in the SFAS No. 123R, we could have significant and ongoing accounting charges, which will have an adverse effect on our results from operations.

OUR FOREIGN PENSION PLANS ARE UNFUNDED, AND ANY REQUIREMENT TO FUND THESE PLANS IN THE FUTURE COULD NEGATIVELY IMPACT OUR CASH POSITION AND OPERATING CAPITAL.

We sponsor defined benefit pension plans that cover substantially all our French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. Long term pension benefits payable totaled $42 million and $34 million at December 31, 2004 and 2003, respectively. The plans are non-funded, in compliance with local statutory regulations, and we have no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. Cash funding for benefits to be paid for 2005 is expected to be approximately $1.0 million. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively impact our cash position and operating capital.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available for sale, and consequently record them on the balance sheet at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of our investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on our investment portfolio or Statement of Operations through December 31, 2005. In addition, some of our borrowings are at floating rates, so this would act as a natural hedge.

We have short-term debt, long-term debt, capital leases and convertible notes totaling approximately $465 million at December 31, 2004. Approximately $323 million of these borrowings have fixed interest rates. We have approximately $142 million of floating interest rate debt, of which $76 million is Euro denominated. We do not hedge against this interest rate risk and could be negatively affected should either of these rates increase significantly. A hypothetical 100 basis point increase in interest rates would have had a $1.1 million adverse impact on income before taxes on our Consolidated Statements of Operations for 2004. While there can be no assurance that both of these rates will remain at current levels, we believe that any rate increase will not cause significant negative impact to our operations and to our financial position.

The following table summarizes our variable-rate debt exposed to interest rate risk as of December 31, 2004. All fair market values are shown net of applicable premium or discount, if any (dollars in thousands):

	Payments due by year						Total Variable-rate Debt Outstanding at December 31,
	2005	2006	2007	2008	2009	Thereafter	2004
30 day USD LIBOR weighted average interest rate basis (1) Capital Leases	$ 11,889	$ 5,207	$ 3,333	—	—	—	$ 20,429
Total of 30 day USD LIBOR rate debt	$ 11,889	$ 5,207	$ 3,333	—	—	—	$ 20,429
90 day USD LIBOR weighted average interest rate basis (1) Capital Leases	$ 2,992	$ 1,496	—	—	—	—	$ 4,488
Total of 90 day USD LIBOR rate debt	$ 2,992	$ 1,496	—	—	—	—	$ 4,488
90 day EURIBOR weighted average interest rate basis (1) Capital Leases	$ 26,546	$ 5,906	$ 4,368	$ 4,368	$ 4,368	$ 9,827	$ 55,383
Total of 90 day EURIBOR rate debt	$ 26,546	$ 5,906	$ 4,368	$ 4,368	$ 4,368	$ 9,827	$ 55,383
30/60/90 day EURIBOR interest rate basis (1) Senior Secured Term Loan Due 2007	$ 6,800	$ 6,800	$ 6,800	—	—	—	$ 20,400
Total of 30/60/90 day EURIBOR debt rate	$ 6,800	$ 6,800	$ 6,800	—	—	—	$ 20,400
2-year USD LIBOR interest rate basis (1) (2)	$ 14,039	$ 14,736	$ 12,836	—	—	—	$ 41,611
Total of 2-year USD LIBOR rate debt	$ 14,039	$ 14,736	$ 12,836	—	—	—	$ 41,611
Total variable-rate debt	$ 62,266	$ 34,145	$ 27,337	$ 4,368	$ 4,368	$ 9,827	$ 142,311

(1) Actual interest rates include a spread over the basis amount.

(2) Rate is fixed over three-year term.

The following table presents the hypothetical changes in interest expense, for the twelve-month period ended December 31, 2004 related to our outstanding borrowings, that are sensitive to changes in interest rates. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in yield, of plus or minus 50 Basis Points ("BPS"), 100 BPS and 150 BPS (in thousands).

For the twelve month period ended December 31, 2004:

	Interest expense given an interest rate *decrease* by X basis points			Interest expense with no change in interest rate	Interest expense given an interest rate *increase* by X basis points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
Interest Expense	$ 25,340	$ 25,887	$ 26,433	$ 26,979	$ 27,525	$ 28,072	$ 28,618

The following table presents the hypothetical changes in interest expense, related to our outstanding borrowings, for the fourth quarter of 2004 that are sensitive to changes in interest rates. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in yield, of plus or minus 50 BPS, 100 BPS and 150 BPS, for the three month period ended December 31, 2004 (in thousands):

	Interest expense given an interest rate *decrease* by X basis points			Interest expense with no change in interest rate	Interest expense given an interest rate *increase* by X basis points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
Interest Expense	$ 4,655	$ 5,202	$ 5,748	$ 6,294	$ 6,840	$ 7,387	$ 7,933

The following table presents the hypothetical changes in fair value in our outstanding convertible notes at December 31, 2004 that is sensitive to the changes in interest rates. The modeling technique used measures the change in fair values arising from hypothetical parallel shifts in the yield curve of plus or minus 50 BPS, 100 BPS and 150 BPS over a twelve-month time horizon. The base value represents the fair market value of the notes (in thousands):

	Valuation of borrowing given an interest rate decrease of X basis points			Valuation with no change in interest rate	Valuation of borrowing given an interest rate increase of X basis points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
Convertible notes	$ 214,176	$ 213,112	$ 212,053	$ 211,000	$ 209,953	$ 208,911	$ 207,875

Market Risk Sensitive Instruments

During 2004, we began to use foreign currency forward exchange contracts to help mitigate the risk to earnings and cash flows associated with currency exchange rate fluctuations. We do not use other derivative financial instruments in our operations. The fair value of outstanding derivative instruments and the fair value that would be expected after a ten percent adverse price change are shown in the table below (in thousands):

	Fair Value	Fair Value after 10% adverse Price Change
Cash Flow Contracts, (Euro Based)	$ 121,883	$134,072
Fair Value Contracts, (Euro Based)	$ 138,168	$151,984

We recognize derivative instruments as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. Our objective in holding derivatives is to minimize the volatility of earnings and cash flows associated with changes in foreign currency rates. We do not enter into foreign exchange forward contracts for trading purposes. Any change in fair value due to adverse exchange rate changes will be equally offset by the underlying exposure in either balance sheet translation or cash flows from operations that were the basis for the derivative contract. Therefore, adverse changes in the fair value of derivative contracts will not necessarily result in an adverse impact to our consolidated balance sheet or consolidated statement of operations.

See Note 1 of Notes to Consolidated Financial Statements for more information concerning our accounting policy on derivative instruments.

Foreign Currency Risk

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we collect our funds, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe, where our significant operations have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, costs will increase if the local currency strengthens against the dollar. In 2004, the impact of the change in foreign currency resulted in net loss being $49 million greater than if exchange rates remained the same as the average exchange rates in effect during 2003 (as discussed in the overview section of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations). This impact is determined assuming that all foreign denominated transactions that occurred in 2004 were recorded using the average 2003 foreign currency rates. Sales denominated in foreign currencies were 27%, 28% and 25% in 2004, 2003 and 2002, respectively. Sales denominated in Euros were 25%, 26% and 22% in 2004, 2003 and 2002 respectively. Sales denominated in yen were 1%, 2% and 3% in 2004, 2003 and 2002 respectively. Costs denominated in foreign currencies, primarily the Euro, were approximately 59% in 2004 and 53% in 2003 and 2002.

For comparison purposes, the average annual exchange rates in effect during 2004, 2003 and 2002 for the Euro were 1.25, 1.12 and 0.95 Dollars per Euro, respectively.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 30% and 36% of our accounts receivable are denominated in foreign currency as of December 31, 2004 and 2003, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 56% and 53% of our accounts payable were denominated in foreign currency as of December 31, 2004 and 2003, respectively. Approximately 32% and 39% of our debt obligations were denominated in foreign currency as of December 31, 2004 and 2003, respectively.

We conduct business on a global basis in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. We use derivative instruments to manage exposures to foreign currency risk. Our objective in holding derivatives is to minimize the volatility of earnings and cash flows associated with changes in foreign currency rates. See Note 1 of Notes to Consolidated Financial Statements for more information concerning our accounting policy on derivative instruments.

We recognize derivative instruments as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the designation at inception. We do not enter into foreign exchange forward contracts for trading purposes.

Gains and losses on contracts intended to offset foreign exchange gains or losses from the revaluation of current assets and liabilities, including intercompany balances, denominated in currencies other than the functional currency are included in interest and other expenses, net, in the Consolidated Statements of Operations. Our foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. As of December 31, 2004, the notional value of forward contracts outstanding was 102 million Euro or a fair value of $138 million.

We periodically hedge forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries, with forward contracts. These transactions are designated as cash flow hedges under SFAS No. 133. As of December 31, 2004, the effective portion of the derivative's gain, reported as a component of accumulated other comprehensive income, was $4.0 million. This amount will be reclassified into cost of revenues when the related expenses are recognized. For the year ended December 31, 2004, the effective portion of the derivative's gain that was reclassified into cost of revenues was $0.2 million. The ineffective portion of the gain or loss, if any, is reported in interest and other expense immediately. For the year ended December 31, 2004, gains or losses recognized in earnings for hedge ineffectiveness and the time value excluded from effectiveness testing were not material. As of December 31, 2004, outstanding cash flow hedges, which have maturities of up to three months, had a notional value of 90 million Euro or a fair value of $122 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement Schedules

The following Financial Statement Schedules for the years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the Consolidated Financial Statements, and related notes thereto:

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

Supplementary Financial Data

Atmel Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Years ended December 31, 2004	2003	2002
Net revenues	**$ 1,649,722**	**$ 1,330,635**	**$ 1,193,814**
Operating expenses			
Cost of revenues	1,181,746	1,024,399	962,869
Research and development	247,447	247,636	253,163
Selling, general and administrative	174,598	138,804	126,682
Asset impairment and restructuring charges	—	27,272	383,801
Total operating expenses	**1,603,791**	**1,438,111**	**1,726,515**
Income (loss) from operations	**45,931**	**(107,476)**	**(532,701)**
Proceeds from legal award	—	37,850	—
Interest and other expenses, net	(20,234)	(34,425)	(18,866)
Income (loss) before income taxes	**25,697**	**(104,051)**	**(551,567)**
Provision for income taxes	(28,131)	(13,945)	(90,229)
Net loss	**$ (2,434)**	**$ (117,996)**	**$ (641,796)**
Basic and diluted net loss per share	$ (0.01)	$ (0.25)	$ (1.37)
Shares used in basic and diluted net loss per share calculations	**476,063**	**469,869**	**466,949**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	December 31, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 346,350	$ 385,887
Short-term investments	58,858	45,167
Accounts receivable, net of receivable reserves of $10,043 in 2004 and $16,411 in 2003	228,544	215,303
Inventories	346,589	268,074
Other current assets	91,588	54,198
Total current assets	**1,071,929**	**968,629**
Fixed assets, net	1,204,852	1,121,367
Intangible and other assets	46,742	37,859
Cash — restricted	—	26,835
Total assets	**$ 2,323,523**	**$ 2,154,690**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 141,383	$ 155,299
Trade accounts payable	245,240	144,476
Accrued and other liabilities	208,942	221,516
Deferred income on shipments to distributors	18,124	19,160
Total current liabilities	**613,689**	**540,451**
Long-term debt less current portion	110,302	154,182
Convertible notes	213,648	203,849
Other long-term liabilities	274,288	238,091
Total liabilities	**1,211,927**	**1,136,573**
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock; par value $0.001; Authorized: 1,600,000 shares;		
Shares issued and outstanding: 477,926 at December 31, 2004 and 473,047 at December 31, 2003;	478	473
Additional paid-in capital	1,281,235	1,269,071
Accumulated other comprehensive income	289,009	205,265
Accumulated deficit	(459,126)	(456,692)
Total stockholders' equity	**1,111,596**	**1,018,117**
Total liabilities and stockholders' equity	**$ 2,323,523**	**$ 2,154,690**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2004	2003	2002
Cash from operating activities			
Net loss	$ (2,434)	$ (117,996)	$ (641,796)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	298,426	275,968	252,523
Asset impairment and restructuring charge	—	27,272	365,719
Deferred taxes	(21,891)	(135)	142,067
Unrealized gains on derivative contracts	(3,479)	—	—
Tax benefit of stock option purchases	—	—	4,408
Gain on sales of fixed assets	(664)	(246)	(3,927)
Provision for (recovery of) doubtful accounts receivable	(4,889)	(1,219)	2,526
Accrued interest on zero coupon convertible debt	9,800	11,266	17,365
Accrued interest on other long term debt	2,094	3,983	1,065
Gain on repurchase of convertible notes	—	—	(14,751)
Stock-based compensation expense	—	3,033	—
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	(8,149)	(18,869)	87
Inventories	(70,456)	22,511	36,147
Current and other assets	(29,603)	(1,362)	11,900
Trade accounts payable	39,241	43,004	12,115
Accrued and other liabilities	8,266	(56,038)	(20,603)
Income tax payable	13,207	68,276	34,698
Deferred income on shipments to distributors	(1,033)	(1,690)	(3,639)
Net cash provided by operating activities	**228,436**	**257,758**	**195,904**
Cash from investing activities			
Acquisition of fixed assets	(241,428)	(64,422)	(104,208)
Sales of fixed assets	4,558	4,029	22,077
Payments for intangible assets	(8,150)	—	—
(Increase) decrease in restricted cash	26,835	(4,708)	(22,127)
Purchase of investments	(53,834)	(52,858)	(59,916)
Sale or maturity of investments	41,283	107,237	215,913
Net cash provided (used in) by investing activities	**(230,736)**	**(10,722)**	**51,739**
Cash from financing activities			
Proceeds from equipment financing and other debt	70,000	27,478	5,704
Principal payments on capital leases and other debt	(140,716)	(166,767)	(256,689)
Repurchase of convertible notes	—	(134,640)	(21,798)
Repurchase and retirement of common stock	—	—	(8,468)
Issuance of common stock	12,133	9,610	10,934
Net cash used in financing activities	**(58,583)**	**(264,319)**	**(270,317)**
Effect of exchange rate changes on cash and cash equivalents	21,346	56,799	35,914
Net increase (decrease) in cash and cash equivalents	(39,537)	39,516	13,240
Cash and cash equivalents at beginning of year	**385,887**	**346,371**	**333,131**
Cash and cash equivalents at end of year	**$ 346,350**	**$ 385,887**	**$ 346,371**
Supplemental cash flow disclosures:			
Interest paid	$ 17,273	$ 25,472	$ 28,636
Income taxes paid (refunded), net	39,210	(51,553)	(79,847)
Issuance of common stock in exchange for intangible assets	—	5,090	—
Fixed asset purchases in accounts payable	81,918	15,967	10,829
Fixed assets acquired under capital leases	7,073	—	25,849

e accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)	Common Sk Shares	Par value	Additional paid-in capital	Retained Earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balances December 31, 2001	**466,059**	**$ 466**	**$ 1,245,399**	**$ 303,100**	**$ (62,438)**	**$ 1,486,527**
Sales of stock						
Exercise of options	1,331	1	2,830	—	—	2,831
Employee stock purchase plan	2,619	3	8,100	—	—	8,103
Repurchase and retirement of shares	(4,379)	(4)	(8,464)	—	—	(8,468)
Tax benefit from exercise of options	—	—	4,408	—	—	4,408
Other comprehensive income						
Unrealized losses on investments					(3,348)	(3,348)
Foreign currency translation adjustments					120,886	120,886
Net loss				(641,796)		(641,796)
Comprehensive income (loss)				(641,796)	117,538	(524,258)
Balances December 31, 2002	**465,630**	**466**	**1,252,273**	**(338,696)**	**55,100**	**969,143**
Sales of stock						
Exercise of options	1,403	1	2,537			2,538
Employee stock purchase plan	5,014	5	7,067			7,072
Adjustment to tax benefit from exercise of options			(928)			(928)
Issuance of common stock in exchange for intangible assets	1,000	1	5,089			5,090
Stock-based compensation expense			3,033			3,033
Other comprehensive income						
Unrealized losses on investments					(669)	(669)
Foreign currency translation adjustments					150,834	150,834
Net loss				(117,996)		(117,996)
Comprehensive income (loss)				(117,996)	150,165	32,169
Balances December 31, 2003	**473,047**	**473**	**1,269,071**	**(456,692)**	**205,265**	**1,018,117**
Sales of stock						
Exercise of options	1,973	2	4,193			4,195
Employee stock purchase plan	2,906	3	7,971			7,974
Other comprehensive income						
Unrealized losses on investments					(9)	(9)
Unrealized gains on derivatives					3,918	3,918
Foreign currency translation adjustments					79,835	79,835
Net loss				(2,434)		(2,434)
Comprehensive income (loss)				(2,434)	83,744	81,310
Balances December 31, 2004	**477,926**	**$ 478**	**$ 1,281,235**	**$ (459,126)**	**$ 289,009**	**$ 1,111,596**

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data, employee data, and where otherwise indicated)

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation designs, develops, manufactures and markets a broad range of high-performance nonvolatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor ("CMOS") technologies. Atmel's products are used in a broad range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. Atmel's customers comprise a diverse group of U.S. and non-U.S. original equipment manufacturers ("OEMs") and distributors.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Atmel and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include reserves for inventory, the sales return reserve, restructuring charges, allowances for doubtful accounts receivable, the warranty reserve, estimates for useful lives associated with long-lived assets, asset impairments, net realizable value for inventories, certain accrued liabilities and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other assets and current liabilities, the carrying amounts approximate their fair short term investments value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. At December 31, 2004, the estimated fair value of the convertible notes was approximately $211,000, as compared to book value of $213,648. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Investments

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Inventories

Inventories are stated at the lower of cost or market value. Cost approximates actual cost, (determined on a first-in, first-out basis for raw materials and purchased parts, and an average cost basis for work in progress and finished goods). Inventory balances by category are comprised of the following:

December 31,	2004	2003
Raw materials and purchased parts	$ 18,006	$ 11,103
Work in progress	246,717	191,886
Finished goods	81,866	65,085
Inventory	$ 346,589	$ 268,074

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	10 to 20 years
Machinery equipment and software	2 to 5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Investments in privately held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel's proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other expenses, net. Investments in privately held companies are included in intangible and other assets.

Revenue Recognition

The Company sells its products to OEM's and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Reserves for sales returns and allowances are estimated and provided at the time of shipment.

For sales to certain distributors (primarily based in the United States) with agreements allowing for price protection and product returns, the Company recognizes revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to price protection rights, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, the Company records a trade receivable for the selling price since there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in "Deferred income on shipments to distributors" on the Consolidated Balance Sheets. Deferred income represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods could be less than the deferred margin as a result of price protection concessions related to market pricing conditions. The Company does not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Sales to certain other primarily non-U.S. based distributors carry either no or very limited rights of return. The Company has historically been able to estimate returns and other credits from these distributors and accordingly has historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of sale.

Grant Recognition

Atmel receives grants from certain government authorities for expanding operations or performing research related technical services. Grants are recognized as receivable upon achievement of milestones for billing. Grants are amortized as a reduction of expenses over the period the related obligations are fulfilled.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant in 2004, 2003 and 2002.

Foreign Currency Translation

Most of Atmel's major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has been included in the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) as a cumulative foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the Consolidated Statements of Operations. Losses due to foreign currency remeasurement included in interest and other expenses, net for the years ended December 31, 2004, 2003 and 2002 were ($2,128), ($7,312) and ($3,135), respectively.

Stock-based Compensation

Atmel accounts for stock-based compensation, including stock options granted and shares issued under the Employee Stock Purchase Plan, using the intrinsic value method prescribed in Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations. Compensation cost for stock options is recognized ratably over the vesting period. Atmel's policy is to grant options with an exercise price equal to the quoted market price of its common stock on the grant date. Accordingly, no compensation cost has been recognized for employee stock options granted for the years' ended December 31, 2004, 2003 and 2002.

If compensation cost for the Company's stock option and stock purchase plans had been determined based on the fair value method consistent with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123") as amended by SFAS No. 148, "Accounts for Stock-Based Compensation-Transition and Disclosure, ("SFAS No. 148"), Atmel's net loss and net loss per share for the years ended December 31, 2004, 2003 and 2002 would have been adjusted to the pro forma amounts indicated below:

	2004	2003	2002
Net loss-as reported	$ (2,434)	$ (117,996)	$ (641,796)
Add: employee stock-based compensation expense included in net loss-as reported	—	3,033	—
Deduct: employee stock-based compensation expense based on fair value, net of tax effects	(20,383)	(17,200)	(22,619)
Net loss-pro forma	$ (22,817)	$ (132,163)	$ (664,415)
Basic and diluted net loss per share-as reported	$ (0.01)	$ (0.25)	$ (1.37)
Basic and diluted net loss per share-pro forma	$ (0.05)	$ (0.28)	$ (1.42)

See Note 12 for a summary of the assumptions used to estimate the fair value of equity instruments granted to employees.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and maintains adequate allowances for potential credit losses. No customer represented more than ten percent of accounts receivable as of December 31, 2004 and 2003 or net revenues for the years ended December 31, 2004, 2003 and 2002.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing sources of liquidity, including its cash, cash equivalents and investments, will be adequate to support its operating and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Income Taxes

Atmel's provision for income tax is comprised of its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non-U.S. subsidiaries, to the extent such earnings are deemed to be permanently invested.

Atmel's income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value. When Atmel determines that there is an indicator that the carrying value of long life assets may not be recoverable, the assessment of possible impairment is based on Atmel's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Derivative Instruments

Atmel uses financial instruments, such as forward exchange contracts, to hedge existing and anticipated foreign currency denominated transactions expected to occur within twelve months. The purpose of Atmel's foreign currency hedging program is to reduce the risk from exchange rate fluctuations on certain forecasted transactions and foreign currency assets and liabilities. Financial Accounting Standards Board ("FASB") SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") as amended and interpreted by other related accounting literature, establishes accounting and reporting standards for derivative instruments.

The Company recognizes derivative instruments as either assets or liabilities in the Consolidated Balance Sheet and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss, if any, is reported in earnings immediately. To obtain SFAS No. 133 hedge accounting treatment on anticipated transactions, specific cash flow hedge criteria must be met, requiring the Company to formally document, designate, and assess the effectiveness of transactions.

For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in interest and other expenses, net in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged.

The effect of exchange rate changes on forward exchange contracts is expected to offset the effect of exchange rate changes on the underlying hedged items. Atmel believes these financial instruments do not subject it to speculative risk that would otherwise result from changes in currency exchange rates. Atmel's hedging policy prohibits use of derivative financial instruments for speculative or trading purposes.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options and convertible securities for all periods.

Product Warranties

The Company warrants finished goods against defects in material and workmanship under normal use and service typically for periods of 90 days to one year. A liability for estimated future costs under product warranties is recorded when products are shipped.

Research and Development and Software Development Costs

Costs incurred in the research and development of Atmel's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized thereafter until the product is available for general release to customers. No software development costs were capitalized during the years ended December 31, 2004, 2003 and 2002 since costs incurred subsequent to establishment of technological feasibility were not material.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R is a revision of SFAS No. 123. This Statement supersedes APB No. 25, which is the basis for the Company's current policy on accounting for stock-based compensation. SFAS No. 123R will require companies to recognize as an expense in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees.

SFAS No. 123R is effective for the Company as of the beginning of the third quarter of 2005. Under the methods of adoption allowed by the standard, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS No. 123R. The fair value of unvested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS No. 123 except that compensation amounts must be recognized in the Statement of Operations. Previously reported amounts may be restated (either to the beginning of the year of adoption or for all periods presented) to reflect the SFAS No. 123R amounts in the Statement of Operations. Pro-forma disclosures about the fair value method and the impact on net loss and net loss per share appear in Notes 1 and 12 to the Consolidated Financial Statements. Atmel is evaluating the requirements of SFAS No. 123R and expects that the adoption of SFAS No. 123R will have a material impact its consolidated results of operations and earnings per share.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Board Opinion No. 29 ("APB No. 29"). The guidance in APB No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that gains or losses on exchanges of nonmonetary assets may be recognized based on the differences in the fair values of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle which allowed the asset received to be recognized at the book value of the asset surrendered. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for "exchanges of nonmonetary assets that do not have commercial substance". A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement should be applied prospectively, and are effective for the Company for nonmonetary asset exchanges occurring from the third quarter of 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in the Company's first quarter of 2005. The adoption of this statement is not expected to have a material impact on the Company's Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4" ("ARB No. 43, Chapter 4"). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for the Company for inventory costs incurred beginning in 2006. Earlier application is permitted. The provisions of this Statement should be applied prospectively. The adoption of this statement is not expected to have a material impact on the Company's Consolidated Financial Statements.

In October 2004, the EITF reached a consensus on Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share," ("EITF 04-8") which addressed the issue of when the dilutive effect of contingently convertible debt instruments ("Co-Cos") should be included in diluted earnings per share computations, regardless of whether the market price trigger has been met. This consensus is effective for fiscal periods ending after December 15, 2004. The adoption of EITF 04-8 did not have a material effect on the Company's Consolidated Financial Statements.

At its November 2003 meeting, the EITF reached a consensus on disclosure guidance previously discussed under EITF 03-01, "The Meaning of Other Than Temporary Impairment and its Application to Certain Investments" ("EITF 03-01"). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and investments accounted for under the cost method. The consensus provided for disclosure of amounts of impairment of investments in securities not yet recognized in income effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure requirements during its quarter ended September 30, 2004. At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and investments accounted for under the cost method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. In September 2004, the FASB issued FASB Staff Position 03-01-1, which delays the effective date of the recognition and measurement guidance. The Company does not believe that this consensus on the recognition and measurement guidance will have a significant impact on its Consolidated Financial Statements.

In September 2004, the EITF reached a consensus on issue number 04-10, "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds" ("EITF 04-10") of reportable operating segments. FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Reportable operating segments are those that meet at least one specified quantitative criteria, such as at least 10% of the enterprise's revenues, assets, or net income or loss. SFAS No. 131 permits two or more operating segments to be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS No. 131, if the segments have similar economic characteristics, and if the segments are similar in each of the other specified key areas including nature of products and services, production processes, type or class of customer, methods used to distribute their products or provide their services, and regulatory environment. The question addressed by EITF 04-10 is how an enterprise should evaluate the aggregation criteria of SFAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated. The consensus of EITF 04-10 is that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS 131, the segments have similar economic characteristics, and the segments share a majority of the SFAS No. 131 aggregation criteria. EITF 4-10 was effective for the Company's fiscal year 2004 financial statements. Adoption of EITF 04-10 did not have an impact on the Company's Consolidated Financial Statements.

Reclassifications

Certain reclassifications have been made to prior years amounts to conform to the 2004 presentations. These reclassifications did not change the previously reported net loss or the total assets of Atmel.

Note 2

ACQUISITIONS AND DISPOSITIONS

Disposition of Assets

In September 2002, Atmel completed the sale of certain land located in North Tyneside, UK for cash of $13,900. Atmel recorded a gain of $1,000, after disposal costs, which is included in Atmel's Consolidated Statements of Operations under the caption "Interest and other expenses, net."

In November 2002, Atmel completed the sale of certain land located in San Jose, California, for cash of $4,430. Atmel recorded a gain of $3,500, after disposal costs, which is included in Atmel's Consolidated Statements of Operations under the caption "Interest and other expenses, net."

Note 3

BALANCE SHEET DETAIL

Other current assets consist of the following:

December 31,	2004	2003
VAT receivable	$ 39,030	$ 26,616
Deferred income tax asset	7,447	5,852
Grants receivable	9,709	6,027
Derivative asset	7,397	—
Other	28,005	15,703
Total	$ 91,588	$ 54,198

Intangible and other assets consist of the following:

December 31,	2004	2003
Intangible Assets, net	$ 24,143	$ 33,384
Investment in privately held companies	6,416	4,475
Deferred income tax asset, net of current portion	12,548	—
Other	3,635	—
Total	$ 46,742	$ 37,859

Accrued and other liabilities consist of the following:

December 31,	2004	2003
Advance payments from customers	$ 10,000	$ 9,762
Income tax payable	8,176	39,886
Accrued salaries and benefits	80,215	62,917
Deferred grants, current	21,413	22,414
Warranty reserves and accrued returns, royalties and licenses	26,855	26,782
Restructuring accrual	1,072	997
Accrued expenses and other	61,211	58,758
Total	$ 208,942	$ 221,516

Other long-term liabilities consist of the following:

December 31,	2004	2003
Advance payments from customers	$ 84,668	$ 94,668
Income tax payable, net of current portion	107,849	60,950
Deferred income tax liability	—	7,748
Accrued pension liability	42,278	34,265
Long term technology license payable	10,575	15,051
Restructuring accrual	9,847	10,735
Other	19,071	14,674
Total	$ 274,288	$ 238,091

As of December 31, 2004, Atmel had received $94,668 in customer advances, of which $10,000 is recorded in accrued and other liabilities and $84,668 in other long-term liabilities. The customer advances relate to financings and supply agreements into which Atmel entered with a specific customer in 2000. The supply agreements call for the Company to make available to the customers a minimum quantity of products. Minimum payments are required each year on these agreements, with additional payments to be made if the customer exceeds certain purchasing levels. Minimum payments required to be made annually are the greater of 15% of value of product shipped to customer or $10,000, until such time that the advances have been fully repaid. The Company paid $10,000 in each of the three years ended December 31, 2004, under these agreements. Also included in other long-term liabilities is a note payable to a company in which Atmel has an equity investment. The face value of the note payable is 4,900 Euro ($6,575 and $6,117 at December 31, 2004 and 2003, respectively).

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, Atmel may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in the period in which the revenues incorporating the technology are recognized.

Note 4

SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2004 and 2003 are primarily comprised of U.S. and foreign corporate debt securities, U.S. Government and municipal agency debt securities, commercial paper, and guaranteed variable annuities.

All marketable securities are deemed by management to be available for sale and are reported at fair value with net unrealized gains or losses reported within stockholders' equity. Realized gains are recorded based on the specific identification method. For fiscal years 2004, 2003 and 2002, net realized gains on short-term investments were $0, $93 and $402, respectively. The carrying amount of the Company's investments is shown in the table below:

	December 31, 2004		December 31, 2003	
	Book Value	Market Value	Book Value	Market Value
U.S. Government obligations	$ 998	$ 998	$ 3,001	$ 3,017
State and municipal securities	798	796	5,000	5,000
Corporate securities and other obligations	56,555	57,064	36,614	37,150
	58,351	58,858	44,615	45,167
Unrealized gains	666	—	552	—
Unrealized losses	(159)	—	—	—
Net unrealized gains	507	—	552	—
Total	$ 58,858	$ 58,858	$ 45,167	$ 45,167

Contractual maturities of available-for-sale debt securities as of December 31, 2004 were as follows:

Due within one year	$ 14,590
Due in 1-5 years	6,000
Due in 5-10 years	—
Due after 10 years	37,761
Total	$ 58,351

At December 31, 2003, investments with scheduled maturities within one year were $14,782 and for over one year were $29,833. Atmel has classified all investments with maturity dates of 90 days or more as short term since it has the ability to redeem them within the year.

The following table shows the gross unrealized losses and fair value of the Company's investments that have been in a continuous unrealized loss position for less than and greater than 12 months, aggregated by investment category as of December 31, 2004:

	Less than 12 months		Greater than 12 months	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses
U.S. government and agency securities	$ 998	$ (1)	—	—
Corporate and municipal debt securities	6,331	(20)	$ 4,075	$ (138)
	$ 7,329	$ (21)	$ 4,075	$ (138)

The Company considers the unrealized losses in the table above to not be "other than temporary" due primarily to their nature, quality and short term holding.

Note 5

FIXED ASSETS

December 31,	2004	2003
Land	$ 57,653	$ 55,339
Buildings and improvements	804,624	760,282
Machinery and equipment	1,711,977	1,472,800
Furniture and fixtures	174,946	151,768
Construction in progress	142,086	98,173
	2,891,286	2,538,362
Less accumulated depreciation and amortization	(1,686,434)	(1,416,995)
Fixed assets, net	$ 1,204,852	$ 1,121,367

Fixed assets include building and improvements, and machinery and equipment acquired under capital leases of $392,205 and $409,435 at December 31, 2004 and 2003. Related accumulated depreciation amounted to $299,772 and $284,836, respectively. Depreciation expense on fixed assets for the years ended December 31 2004, 2003 and 2002 was $286,386, $262,446 and $236,757, respectively.

Note 6

INTANGIBLE ASSETS

Intangible assets as of December 31, 2004 consisted of the following:

Balances as of December 31, 2004	Gross Assets	Accumulated Amortization	Net Assets
Core / Licensed Technology	$ 100,118	$ (76,985)	$ 23,133
Non-Compete Agreement	306	(164)	142
Patents	1,377	(509)	868
Total Intangible Assets	$ 101,801	$ (77,658)	$ 24,143

Intangible assets as of December 31, 2003 consisted of the following:

Balances as of December 31, 2003	Gross Assets	Accumulated Amortization	Net Assets
Core / Licensed Technology	$ 97,319	$ (65,535)	$ 31,784
Non-Compete Agreement	306	(26)	280
Patents	1,377	(57)	1,320
Total Intangible Assets	$ 99,002	$ (65,618)	$ 33,384

Intangible assets are included in Intangible and Other Assets in the Consolidated Balance Sheet.

Total amortization expense related to intangible assets is set forth in the table below:

Years ended	2004	December 31, 2003	2002
Core / Licensed Technology	$ 11,450	$ 13,439	$ 15,766
Non-Compete Agreement	138	26	—
Patents	452	57	—
Total Amortization Expense on Intangible Assets	$ 12,040	$ 13,522	$ 15,766

The following table presents the estimated future amortization of the intangible assets:

Years Ending December 31:	
2005	$ 11,048
2006	7,138
2007	5,175
2008	782
2009	—
Total future amortization	$ 24,143

During 2004, Atmel acquired intangible assets for total consideration of $2,800 of which $1,150 was paid in cash during 2004 and $1,650 is due in 2005, and is included in accrued and other liabilities. In addition, during 2004, the Company paid $3,000 as the final payment on a patent license agreement.

During 2003, Atmel acquired intangible assets for total consideration of $5,090, consisting of 1 million shares of Atmel Common Stock valued at $5.09 per share. Acquisition and legal costs were not material, and no liabilities were assumed. Assets acquired were classified as core technology, non-compete agreement, and patent valuation. Intangible assets are being amortized using the straight-line method over their respective estimated useful lives, which range from two to five years.

On March 31, 2003, the Company entered into a patent license agreement. In conjunction with this agreement, the Company recorded a charge of $10,000 that was included in cost of revenues for 2003 and capitalized $15,636, the net present value of future payments. The capitalized amount is being amortized over the five-year life of the license agreement. Payment for $10,000 was made in the quarter ended June 30, 2003. The capitalized portion is being paid at the rate of $1,000 per quarter through March 2008. The short-term portion of liability totaling $3,002 at December 31, 2004 is included within accrued and other liabilities on the Consolidated Balance Sheet and the long term potion of the liability totaling $10,575 is included within other long-term liabilities on the Consolidated Balance Sheet.

Note 7

BORROWING ARRANGEMENTS

Information with respect to Atmel's debt and capital lease obligations is shown in the following table:

December 31,		2004		2003
Various interest-bearing notes	$	71,391	$	27,956
Line of credit		15,000		15,000
Convertible notes		213,648		203,849
Capital lease obligations		165,294		266,525
		465,333		513,330
Less amount due within one year		(141,383)		(155,299
Long-term debt due after one year	$	323,950	$	358,031

Maturities of the debt and capital lease obligations are as follows:

Year ending December 31,		Convertible Notes		Other		Total
2005	$	—	$	148,721	$	148,721
2006		228,033		63,253		291,286
2007		—		31,510		31,510
2008		335		6,259		6,594
2009		—		5,309		5,309
Thereafter		—		11,109		11,109
		228,368		266,161		494,529
Less amount representing interest		(14,720)		(14,476)		(29,196
Total	$	213,648	$	251,685	$	465,333

Interest rates on interest bearing notes and capital lease obligations are based on either the London Interbank Offered Rate ("LIBOR") plus a spread ranging from 1.75% to 2%, the short-term Euro Interbank Offered Rate ("EURIBOR") plus a spread ranging from 0.8% to 1.23%, or fixed rates ranging from 6.43% to 6.55%. The six-month LIBOR and EURIBOR rates were approximately 2.78% and 2.24% respectively at December 31, 2004.

In December 2004, the Company entered into a $25,000 revolving line of credit and a $20,000 term loan with a domestic bank for up to $45,000 of borrowings that will mature in December 2007. The interest rate on the revolving line of credit is determined by the Company and must be either the domestic bank's prime rate or

LIBOR plus 2.0%. The interest rate on the term loan is EURIBOR plus 2.0%. All domestic accounts receivable balances secure amounts borrowed. At December 31, 2004, there was no amount outstanding on the revolving line of credit and the full amount of the term loan was drawn and outstanding. This revolver and note requires Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis. The Company was in compliance with the covenants as of December 31, 2004.

In December 2004, the Company borrowed $10,000 under an equipment financing agreement with a domestic bank that will mature in December 2007. The interest rate is LIBOR plus 2.375%. This facility does not require Atmel to meet any financial covenant requirements.

In September 2004, the Company entered into a Euro 32,421 ($40,274) loan agreement with a European bank. The full amount of the loan was outstanding at December 31, 2004. The loan is to be repaid in equal principal installments of Euro 970 per month plus interest on the unpaid balance, with the final payment due on October 1, 2007. The interest rate is fixed at 4.85%. The Company has pledged certain manufacturing equipment as collateral. This note requires Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis. The Company was in compliance with the covenants as of December 31, 2004.

In June 2003, the Company entered into a $15,000 revolving line of credit with a domestic bank. The full amount of the line of credit is currently outstanding, the final maturity date of which is June 25, 2006. The amount is due upon demand and is classified within the current portion of long term debt on the Consolidated Balance Sheet. The interest rate is 3.05% and is based on the LIBOR plus a spread of 1.25%. The spread is based on the level of borrowings under the revolving line of credit and can range from 1.25% to 5%. The Company has pledged certain marketable securities as collateral. At December 31, 2004, the fair market value of these marketable securities was $58,858.

In July 2003, the Company entered into a revolving line of credit with a domestic bank for up to $25,000 of borrowings with a maturity date of July 1, 2005. The interest rate was based on the LIBOR plus 2.5%, and amounts borrowed were to be secured by certain accounts receivable and inventory balances. During September 2004, this agreement was terminated by mutual agreement of both parties.

Approximately $11,148 of the debt included in the capital lease obligations requires Atmel to meet certain financial ratios and to comply with other covenants on a periodic basis, and approximately $19,499 of the debt obligations have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios. The Company was in compliance with the covenants as of December 31, 2004. A previous requirement to maintain restricted cash of approximately 21,307 Euro ($26,175) was renegotiated in March 2004 and eliminated. As a result there is no longer a requirement to maintain a restricted cash balance.

In April 1998, Atmel completed a sale of zero coupon subordinated convertible notes, due 2018, which raised $115,004. On April 21, 2003, the Company paid $134,640 in cash to those note-holders of the 2018 convertible notes that submitted these notes for redemption. Notes with an accreted value of $279 as of December 31, 2004 were not submitted for redemption and remain outstanding. The 2018 convertible notes are convertible at any time, at the option of the holder, into the Company's common stock at the rate of 55.932 shares per $1 (one thousand dollars) principal amount. The effective interest rate of the notes is 5.5% per annum. At any time, the Company has the option to redeem these notes for cash, in whole at any time or in part from time to time at redemption prices equal to the issue price plus accrued interest. At the option of the holders on April 21, 2008, and 2013, the Company may be required to repurchase the notes at prices equal to the issue price plus accrued original issue discount through date of repurchase. The Company may elect to pay the repurchase price in cash, in shares of common stock or in any combination of the two.

In May 2001, the Company completed a sale of zero coupon convertible notes, due 2021, which raised $200,027. The notes are convertible at any time, at the option of the holder, into the Company's common stock at the rate of 22.983 shares per $1 (one thousand dollars) principal amount. The effective interest rate of the debentures is 4.75% per annum. The notes will be redeemable for cash, at the Company's option, at any time on or after May 23, 2006 in whole or in part at redemption prices equal to the issue price plus accrued original issue discount. At the option of the holders on May 23, 2006, 2011 and 2016, the Company may be required to repurchase the notes at prices equal to the issue price plus accrued original issue discount through date of repurchase. The Company may elect to pay the repurchase price in cash, in shares of common stock or in any combination of the two.

Note 8

COMMON STOCK

Stock Repurchase

In January 1998, the Board of Directors of the Company approved a stock repurchase program that allowed the Company to purchase up to 20,000 shares of its common stock. In October 2002, the Board of Directors of the Company approved a stock purchase program that allowed the Company to purchase up to 100,000 additional shares of its common stock.

The Company purchased 9,400 shares of its common stock at an average price of $6.68 per share before December 31, 2000. The Company purchased 4,400 shares of its common stock at an average price of $1.93 in 2002. No shares of common stock were repurchased in 2003 and 2004. At December 31, 2004, the Company had the ability to purchase an additional 106,200 shares based on the approved stock purchase programs.

Note 9

DERIVATIVE INSTRUMENTS

The Company conducts business on a global basis in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company uses derivative instruments to manage exposures to foreign currency risk. The Company's objective in holding derivatives is to minimize the volatility of earnings and cash flows associated with changes in foreign currency rates. See Note 1 for more information concerning the Company's accounting policy on derivative instruments.

The Company recognizes derivative instruments as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the designation at inception. The Company does not enter into foreign exchange forward contracts for trading purposes.

Gains and losses on contracts intended to offset foreign exchange gains or losses from the revaluation of current assets and liabilities, including intercompany balances, denominated in currencies other than the functional currency are included in interest and other expenses, net, in the Consolidated Statements of Operations. The Company's foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. As of December 31, 2004, the notional value of forward contracts outstanding was 102,000 Euro or a fair value of $138,168. The unrealized gains on these outstanding contracts at December 31, 2004 was $3,497 and has been included in interest and other expenses, net.

The Company periodically hedges forecasted transactions related to certain foreign currency operating expenses anticipated to occur within twelve months, primarily for European manufacturing subsidiaries, with forward contracts. These transactions are designated as cash flow hedges under SFAS No. 133. As of December 31, 2004, the effective portion of the derivative's gain, reported as a component of accumulated other comprehensive income, was $3,918. This amount will be reclassified into cost of revenues when the related expenses are recognized. For the year ended December 31, 2004, the effective portion of the derivative's gain that was reclassified into cost of revenues was $168. The ineffective portion of the gain or loss, if any, is reported in interest and other expenses, net immediately. For the year ended December 31, 2004, gains or losses recognized in earnings for hedge ineffectiveness and the time value excluded from effectiveness testing were not material. As of December 31, 2004, outstanding cash flow hedges, which have maturities of up to three months, had a notional value of 90,000 Euro or a fair value of $121,883.

The fair value of derivative instruments as of December 31, 2004, was a net asset of $7,397 and is included in other current asset on the Company's Consolidated Balance Sheet.

The Company's foreign exchange forward contracts expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company minimizes such risk by limiting its counterparties to highly rated, large financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by counterparties.

Note 10

COMMITMENTS AND CONTINGENCIES

Atmel leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. Atmel also leases certain manufacturing equipment under operating leases. Rental expense for 2004, 2003 and 2002 was $12,841, $10,832 and $12,617, respectively.

The Company has entered into capital leases to finance building and improvements, and machinery and equipment. The capital leases are collateralized by the financed assets. At December 31, 2004, no additional amounts were available to borrow under these arrangements.

Aggregate non-cancelable future minimum rental payments under operating and capital leases are as follows:

Year ending December 31	Operating leases, net	Capital Leases
2005	$ 8,690	$ 105,062
2006	7,462	36,486
2007	5,608	11,419
2008	4,826	6,259
2009	4,326	5,309
Thereafter	5,675	9,827
	$ 36,587	174,362
Less amount representing interest		(9,068)
Total capital lease obligations		165,294
Less current portion		(100,922)
Capital lease obligations due after one year		$ 64,372

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims. Should the Company elect to enter into license agreements with other parties or should the other parties resort to litigation, the Company may be obligated in the future to make payments or to otherwise compensate these third parties which could have an adverse effect on the Company's financial condition or results of operations or cash flows.

The Company currently is a party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations and financial position of the Company. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flow for the legal proceedings described below could change in the future. The Company has accrued for all losses related to litigation that the Company considers are probable and the loss can be reasonably estimated.

Agere Systems, Inc. ("Agere") filed suit in the United States District Court, Eastern District of Pennsylvania in February 2002, alleging patent infringement regarding certain semiconductor and related devices manufactured by Atmel. The complaint sought unspecified damages, costs and attorneys' fees. Atmel disputed Agere's claims. A jury trial for this action commenced on March 1, 2005 and on March 22, 2005, the jury returned a unanimous decision in favor of Atmel. Agere has 30 days from the date of this decision in which to file an appeal to this decision.

Philips Corporation ("Philips") filed suit against Atmel in the United States District Court, Southern District of New York, on October 30, 2001 for infringement of its patent, seeking injunctive relief against the alleged infringement and damages. Atmel filed counterclaims that the patent in suit is invalid and not infringed by Atmel. In August 2004, Atmel and Phillips reached a confidential settlement agreement mutually releasing each other from all claims relating thereto. Amounts required to be paid under this settlement were paid in full in 2004 and in the first quarter of 2005.

Seagate Technology ("Seagate") filed suit against Atmel in the Superior Court for the State of California for the County of Santa Clara on July 31, 2002. Seagate contends that certain semiconductor chips sold by Atmel to Seagate between April 1999 and mid-2001 were defective. Seagate contends that this defect has caused millions of disk drives manufactured by Seagate to fail. Seagate believes that the plastic encapsulation of the Atmel chips contain red phosphorus, which in certain highly specific and rare situations can result in an electrical short between the pins in the leadframe of the chip. Seagate seeks unspecified damages as well as disgorgement of profits related to these particular chips. Atmel has cross-complained against Amkor Technology, Inc. and ChipPAC Inc., Atmel's leadframe assemblers. Amkor and ChipPAC brought suits against Sumitomo Bakelite Co. Ltd., Amkor and ChipPAC's molding compound supplier. Atmel disputes Seagate's claims and is vigorously defending this action.

On February 19, 2003, a derivative class action entitled *Cappano v. Perlegos, et al.*, was filed in the Superior Court for the State of California for the County of Santa Clara against certain directors, officers and a former officer of Atmel, and Atmel is also named as a nominal defendant. The Complaint alleged that between January 2000 and July 31, 2002, defendants breached their fiduciary duties to Atmel by permitting it to sell defective products to customers. The Complaint alleged claims for breach of fiduciary duty, mismanagement, abuse of control, waste, and unjust enrichment. The Complaint sought unspecified damages and equitable relief as against the individual defendants. Atmel demurred on Plaintiffs' Second Amended Complaint and, on January 4, 2005, the Court dismissed the actions without leave to amend.

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty typically ranging from 90 days to one year.

The following table summarizes the activity related to the product warranty liability during 2004 and 2003:

	2004	2003
Balance at January 1	($9,998)	($10,250)
Accrual for warranties during the period (including exchange rate impact)	(8,860)	(9,920)
Change in accrual relating to preexisting warranties (including change in estimates)	1,056	(1,052)
Settlements made (in cash or in kind) during the period	7,307	11,224
Balance at December 31	($10,495)	($9,998)

As is customary in the Company's industry, as provided for in local law in the United States and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws permit the indemnification of the Company's agents. In the Company's experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

At December 31, 2004, the Company had outstanding capital purchase commitments of $44,454.

Note 11

INCOME TAXES

The components of income (loss) before income taxes were as follows:

Years Ended December 31,		2004		2003		2002
U.S.	$	(160,956)	$	(186,502)	$	(373,095)
Foreign		186,653		82,451		(178,472)
Income (loss) before income taxes	$	25,697	$	(104,051)	$	(551,567)

The provision for (benefit from) income taxes consists of the following:

Years Ended December 31,		2004	2003	2002
Federal	Current	$ 20,150	$ (6,593)	$ (60,000)
	Deferred	1,383	(3,714)	67,899
State	Current	—	—	—
	Deferred	—	—	37,133
Foreign	Current	29,872	30,685	8,162
	Deferred	(23,274)	(6,433)	37,035
Total income tax provision		$ 28,131	$ 13,945	$ 90,229

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31,	2004	2003
Deferred income tax assets:		
Fixed assets	$ 185,058	$ 204,917
Intangible assets	16,731	16,618
Deferred income on shipments to distributors	6,740	5,767
Other accruals	57,735	44,681
Net operating losses	200,705	106,525
Research and development and other tax credits	39,270	37,426
Total deferred income tax assets	506,239	415,934
Deferred income tax liabilities:		
Deferred grant and undistributed subsidiary income	(3,534)	(14,135)
Unrealized foreign exchange loss	(714)	(655)
Other	(355)	(368)
Total deferred tax liabilities	(4,603)	(15,158)
Less valuation allowance	(481,641)	(402,672)
Net deferred income tax asset (liability)	$ 19,995	$ (1,896)

Approximately $3,746 of deferred tax assets is attributable to stock option deductions included in the United States of America ("U.S.")Federal and state net operating loss carryforwards. When the tax benefits of the net operating losses are more likely than not to be realized, the portion of the tax benefits attributed to stock options will be recorded to additional paid-in capital.

The Company records a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The net increase in valuation allowance for the year ended December 31, 2004 resulted primarily from the operating loss incurred in the U.S. The ultimate realization of the deferred tax assets depends upon future taxable income during periods in which the temporary differences become deductible. With the exception of the deferred tax assets of certain non-U.S. subsidiaries, based on historical losses and projections for making future taxable income over the periods that the deferred tax assets are deductible, the Company believes that it is more likely than not that it will not realize the benefit of the deferred tax assets, and accordingly, has provided a full valuation allowance. At December 31, 2004, the valuation allowance relates primarily to deferred tax benefits in the U.S., United Kingdom and certain French jurisdictions.

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

Years Ended December 31,	2004	2003	2002
U.S. Federal statutory income tax rate	35.00%	(35.00)%	(35.00)%
Difference between U.S. and foreign tax rates	(78.07)	(0.41)	4.10
State taxes, net of Federal income tax benefit	—	—	4.41
Net operating loss and future deductions not currently benefited	114.76	59.68	39.96
Reversal of taxes previously accrued on foreign earnings expected to be repatriated	(42.18)	—	—
Provision for tax settlements and withholding taxes	78.41	—	2.53
Release of income taxes previously accrued	—	(6.34)	—
Other	1.55	(4.53)	0.36
Effective tax rate	109.47%	13.40%	16.36%

The significant components of income tax expense recorded for 2004 are attributed to taxes incurred by the Company's profitable foreign subsidiaries and an increase in provision for tax settlements and withholding taxes related to certain U.S. Federal, state and foreign tax liabilities.

During 2004, the Company reassessed its intentions regarding repatriation of undistributed earnings from non-U.S. subsidiaries and concluded that it intends to reinvest all undistributed foreign earnings indefinitely in operations outside the U.S. Thus, in 2004, the Company reversed deferred tax liabilities of $10,839 that had been provided in prior years for the potential repatriation of certain undistributed earnings of its foreign subsidiaries.

At December 31, 2004, there was no provision for U.S. income tax for undistributed earnings of approximately $249,400 as it is currently the Company's intention to reinvest these earnings indefinitely in operations outside the U.S. If repatriated, these earnings would result in a tax expense of approximately $87,290 at the current U.S Federal statutory tax rate of 35%. Subject to limitation, tax on undistributed earnings may be reduced by foreign tax credits that may be generated in connection with the repatriation of earnings.

During 2004, the Company recognized $1,912 in tax benefits from the release of a valuation allowance on a deferred tax asset of a profitable foreign subsidiary for which management believes it is more likely than not that forecasted income, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In addition, the Company realigned certain foreign subsidiaries in 2004 that resulted in the recognition of $6,150 in tax benefits from the release of foreign valuation allowance on a deferred tax asset in a profitable foreign jurisdiction that management now believes it is more likely than not that the deferred tax assets attributable to these tax benefits are realizable.

The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% Federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company's chief executive officer and approved by the Company's board of directors. Certain other criteria in the Jobs Act must be satisfied as well. The Company does not anticipate it will apply this provision to qualifying earnings repatriations in fiscal year 2005; however, as additional clarifying language on key elements of the provision becomes available, the Company will continue to analyze and assess whether such repatriation would be economically viable.

The income tax expense recorded for 2003 resulted primarily from taxes incurred by the Company's profitable foreign subsidiaries. Additionally, the Company released $6,000 of tax reserves related to issues in tax audits that closed during the year.

The income tax expense recorded for 2002 is attributed primarily to the increase in the valuation allowance recorded against deferred tax assets during the year. During 2002, the Company made an assessment of its prior two years of losses and determined that it was more likely than not that the deferred tax assets will not be realized. As a result, substantially all deferred tax assets were reserved, resulting in income tax expense for the year ended December 31, 2002. The income tax expense was partially offset by tax refunds of $60,000 expected to be realized in the U.S. and increased further by additional tax liabilities incurred by certain profitable foreign subsidiaries.

At December 31, 2004, the Company had net operating loss carryforwards in non-U.S. jurisdictions of approximately $419,460. There is no expiration on the use of the majority of these loss carryforwards. The Company also had U.S. Federal and state net operating loss carryforwards of approximately $250,682 and $415,253, respectively, at December 31, 2004. These loss carryforwards expire in different periods from 2006 through 2024. Atmel also has U.S. Federal and state tax credits of approximately $39,540 at December 31, 2004, which will expire beginning in 2008.

In 2004, the Company settled all issues for the 1994 through 1996 tax years with the Internal Revenue Service ("IRS") Appeals Division with no material change in tax expense. The Company's U.S. income tax returns for the years 2000 and 2001 are currently under examination with the IRS. In addition, the Company has various tax audits in progress in certain U.S. states and foreign jurisdictions. The Company has provided its best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of these examinations, and examinations of open U.S. Federal, state, and foreign tax years. Atmel believes that these potential adjustments primarily relate to U.S. domestic and foreign transfer pricing.

Note 12

EMPLOYEE OPTION AND STOCK PURCHASE PLANS

Atmel has two stock option plans — the 1986 Plan and the 1996 Plan. The 1986 Plan expired in April 1996. The 1996 Plan, which has reserved 36,000 shares of Common Stock for issuance thereunder, was approved by the stockholders on April 26, 1996. Under Atmel's 1996 Plan, Atmel may issue common stock directly or grant options to purchase common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 1986 Plan and 1996 Plan is set forth below:

		Outstanding Options					
	Available For Grant	Number of Options		Exercise Price Per Share	Aggregate Exercise Price		Weighted Average Ex.Price Per Share
Balances, December 31, 2001	**14,641**	**21,145**	**$**	**0.53 - 24.44**	**129,417**	**$**	**6.12**
Options Granted	(7,637)	7,637		1.00 - 9.75	26,307		3.44
Options Cancelled	751	(801)		1.69 - 24.44	(8,599)		10.74
Options Exercised	—	(1,331)		0.53 - 8.39	(2,005)		1.51
Balances, December 31, 2002	**7,755**	**26,650**	**$**	**1.00 - 24.44**	**145,120**	**$**	**5.45**
Options reserved for issuance	20,000						
Options Granted	(6,078)	6,078		1.68 - 6.27	31,698		5.22
Options Cancelled	614	(656)		1.00 - 24.44	(4,975)		7.56
Options Exercised	—	(1,403)		1.60 - 6.85	(2,538)		1.81
Balances, December 31, 2003	**22,291**	**30,669**	**$**	**1.00 - 24.44**	**169,305**	**$**	**5.52**
Options Granted	(1,566)	1,566		3.18 - 7.38	8,883		5.67
Options Cancelled	631	(684)		1.80 - 21.47	(5,323)		7.78
Options Exercised	—	(1,973)		1.68 - 5.13	(4,159)		2.11
Balances, December 31, 2004	**21,356**	**29,578**	**$**	**1.68 - 21.47**	**168,706**	**$**	**5.70**

The number of shares exercisable under Atmel's stock option plans at December 31, 2004, 2003 and 2002 were 18,584, 17,010 and 15,507, respectively. During the years ended December 31, 2004, 2003 and 2002, 53, 42 and 50 stock options, respectively were cancelled, but were not available for future stock option grants.

The following table summarizes the stock options outstanding at December 31, 2004:

	Range of Exercise Prices	Options Outstanding: Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Options Exercisable: Number Exercisable	Weighted-Average Exercise Price
	$ 1.00 - 1.98	6,652	2.9	$ 1.96	6,233	$ 1.97
	2.11 - 2.11	5,164	7.9	2.11	1,975	2.11
	2.42 - 5.09	2,795	4.2	3.89	2,044	3.98
	5.13 - 5.75	5,157	8.9	5.71	1,218	5.63
	5.91 - 7.69	3,172	6.7	6.70	1,787	6.63
	7.76 - 12.13	3,893	5.8	9.43	3,102	9.46
	12.47 - 24.44	2,745	5.4	16.94	2,225	16.88
Total	$ 1.00 - 24.44	29,578	6.0	$ 5.70	18,584	$ 5.93

Under the 1991 ESPP, qualified employees are entitled to purchase shares of Atmel's common stock at 85 percent of the fair market value at certain specified dates. Purchases under the ESPP were 2,906 shares of common stock in 2004, 5,014 shares of common stock in 2003, and 2,619 shares of common stock in 2002, at an average price of $2.74, $1.41 and $3.09, respectively. Of the 42,000 shares authorized for issuance under this plan, 15,072 shares were available for issuance at December 31, 2004.

The fair value of each option grant for both 1986 Plan and 1996 Plan is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest	3.43%	2.97%	1.60%
Expected life (years)	5.02-5.90	4.98 - 5.90	4.97 - 5.34
Expected volatility	92%	76%	116%
Expected dividend	$ 0	$ 0	$ 0

The weighted average fair values of options granted during 2004, 2003 and 2002 were $3.89, $3.02 and $2.60. The weighted average expected life was calculated based on the period from the vesting date to the exercise date and the exercise behavior of the employees.

The fair value of each purchase under the ESPP is estimated on the date at the beginning of the offering period using the Black-Scholes option-pricing model with substantially the same assumptions as the option plans but with expected lives of 0.5 years. The weighted average fair values of ESPP purchases during 2004, 2003 and 2002 were $1.33, $0.98 and $1.54, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

The effects of applying SFAS No. 123 on the pro forma disclosures for the years ended December 31, 2004, 2003 and 2002 are not likely to be representative of the effects on pro forma disclosures in future years.

At the annual stockholders meeting on May 7, 2003, the stockholders approved an increase in the authorized shares available under the ESPP by an additional 20 million shares. The Company began an ESPP offering period on February 14, 2003, intending to offer a discount to employees of 15% for funds contributed for the 6-month offering period of February through August 2003. However, since there were insufficient authorized shares to fund the entire offering, a portion of the award (representing shares issuable on August 14, 2003 but authorized by shareholders on May 7, 2003) is deemed to be measured as of May 7, the date the additional shares were approved, instead of February 14. As the discount under the ESPP was greater than 15% at the shareholders' approval date, the offering under the plan was considered a compensatory offering and the Company accounted for a portion of the award (representing shares issuable on August 14, 2003 but authorized by shareholders on May 7, 2003) relating to the offering period ended August 14, 2003 as a variable award. For variable awards, the Company is required to recognize compensation expense equal to the difference between the fair value of stock and the purchase price of the stock. Based on such calculation, the Company recorded a non-cash compensation expense totaling $3,033 ($2,306 of which was recorded in cost of revenues) in 2003.

Note 13

RETIREMENT PLANS

The Company sponsors defined benefit pension plans that cover substantially all French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are non-funded. Pension liabilities and charges to expense are based upon various assumptions, updated annually, including discount rates, future salary increases, employee turnover, and mortality rates. Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers primarily the Company's French employees. The second plan type provides for defined benefit payouts for remaining employee's post-retirement life, and covers primarily the Company's German employees. The aggregate net pension cost relating to the two plan types are as follows:

Net pension cost in 2004, 2003 and 2002 included the following components:

Year ended December 31,	2004	2003	2002
Service costs-benefits earned during the period	$ 2,045	$ 1,778	$ 1,366
Interest cost on projected benefit obligation	1,921	1,688	1,376
Amortization of prior service cost	426	399	—
Net pension cost	$ 4,392	$ 3,865	$ 2,742

The change in projected benefit obligation at December 31, 2004 and 2003 was as follows:

Year ended December 31,	2004	2003
Projected benefit obligation at beginning of the year	$ 36,828	$ 30,064
Service cost	2,045	1,778
Interest cost	1,921	1,688
Actuarial losses (gains)	4,723	(338)
Benefits paid	(875)	(587)
Foreign currency exchange rate changes	3,428	4,223
Projected benefit obligation at end of the year	$ 48,070	$ 36,828
Unrecognized net loss	(4,717)	(1,411)
Accumulated benefit obligation liability	$ 43,353	$ 35,417

Key assumptions for defined benefit plans:

Year ended December 31,	2004	2003	2002
Assumed discount rate	4.5% - 4.9%	5.0% - 5.5%	4.9% - 5.5%
Assumed compensation rate of increase	2.0% - 3.0%	2.5% - 3.0%	2.5% - 3.0%

Future expected benefit payments over the next ten fiscal years are as follows:

2005	$ 897
2006	88
2007	1,21
2008	1,47
2009	1,74
2010 through 2014	$ 11,97

The net pension cost for 2005 is expected to be approximately $4,992. Cash funding for benefits to be paid for 2005 is expecte to be approximately $897. The long-term portion of the accumulated benefit obligation liability is included in other long-term liabilities, while the current portion is included in accrued and other liabilities.

The Company maintains a 401(k) Tax Deferred Savings Plan for the benefit of qualified employees who are primarily U.S. bas and matches each eligible employee's contribution with up to a maximum of five hundred dollars. The Company matching contribution was $798, $797 and $811 for 2004, 2003, and 2002, respectively.

Executive Deferred Compensation Plan: The Atmel Executive Deferred Compensation Plan is a non-qualified deferred compensation plan allowing certain executives to defer a portion of their salary and bonus. Participants are credited with returns ba on their allocation of their account balances among mutual funds. The Company utilizes an investment advisor to control the investment of these funds and the participants remain general creditors of the Company. Distributions from the plan commence in t quarter following a participant's retirement or termination of employment. At December 31, 2004, and 2003, the Company had a deferred compensation liability under the plan of $2,530 and $1,861, respectively, included in other current liabilities on the Consolidated Balance Sheets.

Note 14

OPERATING SEGMENTS

The Company designs, develops, manufactures and sells a wide range of semiconductor integrated circuit products. To better focus its resources, the Company reorganized its product families into four operating segments during the fourth quarter of 2001, each of which is a reportable segment. The segments represent management's view of the Company's businesses and how it allocates Company resources and measures performance of its major components. In addition, each segment comprises product families with similar requirements for design, development and marketing. Each segment requires different design, development and marketing resources to produce and sell semiconductor integrated circuits. Atmel's four reportable segments are as follows:

- **Application specific integrated circuit ("ASIC")** segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of applications. In addition, this segment includes smart card applications, imaging sensors and processors, audio processors, field programmable gate arrays ("FPGAs") and programmable logic devices ("PLDs"), multimedia, and network storage products.

- **Microcontrollers** segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory, and military and aerospace application specific products.

- **Nonvolatile Memories** segment includes serial and parallel interface electrically erasable programmable read only memories ("EEPROMs"), serial and parallel interface Flash memories, and erasable programmable read only memories ("EPROMs") for use in a broad variety of customer applications.

- **Radio Frequency ("RF") and Automotive** segment includes radio frequency and analog circuits for the telecommunications, automotive and industrial markets as well as application specific products for the automotive industry.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on revenues and income or loss from operations. Interest and other expenses, net, nonrecurring gains and losses, foreign exchange gains and losses and income taxes are not measured by operating segment.

The Company's wafer manufacturing facilities fabricate integrated circuits for segments as necessary and their operating costs are reflected in the segments' cost of revenues on the basis of product costs. Because segments are defined by the products they design and sell, they do not make sales to each other. The Company does not allocate assets by segment, as management does not use the information to measure or evaluate a segment's performance based on assets.

Information about Segments

	ASIC	Micro-controllers	Nonvolatile Memories	RF and Automotive	Total
Year ended December 31, 2004:					
Net revenues from external customers	$ 589,208	337,084	445,502	277,928	$ 1,649,722
Segment income (loss) from operations	(60,976)	84,292	(651)	23,266	45,931
Year ended December 31, 2003:					
Net revenues from external customers	$ 479,078	271,676	355,425	224,456	$ 1,330,635
Segment income (loss) from operations	(51,404)	47,127	(109,629)	33,702	(80,204)
Year ended December 31, 2002:					
Net revenues from external customers	$ 379,758	234,394	359,641	220,021	$ 1,193,814
Segment income (loss) from operations	(11,494)	28,272	(102,880)	8,277	(77,825)

Reconciliation of segment information to Consolidated Statements of Operations

	2004	2003	2002
Total income (loss) from operations for reportable segments	$ 45,931	$ (80,204)	$ (77,825)
Unallocated amounts:			
Start up costs	—	—	(71,075)
Asset impairment and restructuring charges	—	(27,272)	(383,801)
Consolidated income (loss) from operations	$ 45,931	$ (107,476)	$ (532,701)

Start up costs reflects the pre-production cost for the North Tyneside, United Kingdom. and Irving, Texas, wafer fabrication facilities which were not allocated to any segment.

Geographic sources of revenues for each of the years ended December 31 2004, 2003 and 2002, and locations of long-lived assets as of December 31, 2004 and 2003:

	2004		2003		2002
	Revenues	Long-lived assets	Revenues	Long-lived assets	Revenues
United States	$ 278,847	$ 323,831	$ 235,966	$ 416,994	$ 255,332
Germany	179,618	26,380	138,724	23,400	113,667
France	147,640	459,312	93,859	431,932	112,732
UK	35,710	382,068	32,945	271,812	64,420
Japan	63,427	63	67,321	23	70,223
China, including Hong Kong	357,760	410	297,262	393	206,390
Singapore	105,399	—	113,752	—	88,132
Rest of Asia-Pacific	266,393	8,815	180,266	1,935	145,295
Rest of Europe	176,259	14,024	132,417	12,737	106,766
Rest of World	38,669	—	38,123	—	30,857
Total	$ 1,649,722	$ 1,214,903	$ 1,330,635	$ 1,159,226	$ 1,193,814

Revenues are attributed to countries based on delivery locations.

Note 15

STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors approved a stockholder rights plan, and in October 1999, the Board of Directors approved an amended and restated rights plan, under which stockholders of record on September 16, 1998 received rights to purchase ("Rights") one-thousandth of a share of Atmel's Series A preferred stock for each outstanding share of Atmel's common stock. The Rights are exercisable at an exercise price of $50, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and the Rights will become exercisable upon the earlier of: (1) fifteen (15) days (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of Atmel's outstanding common stock, or (2) fifteen (15) business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock of Atmel. The Rights expire on the earlier of (1) October 15, 2009, (2) redemption or exchange of the Rights, or (3) consummation of a merger, consolidation or assets sale resulting in expiration of the Rights.

Note 16

ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

All restructuring and asset impairment charges have been recorded within "Asset impairment and restructuring charges" in the Statements of Operations.

As a result of the downturn experienced in 2001, the Company delayed the completion of construction of its wafer fabrication facilities at North Tyneside, UK and Irving, Texas to 2002, when it anticipated the industry to rebound. The Company failed to meet its revenue projections in the first half of 2002 and concluded that the recovery in the industry would be slower and take longer than previously estimated. In light of these conditions, the Company performed an asset impairment review of its fixed assets. The Company determined that due to excess capacity, the future undiscounted cash flows related to the facilities at Irving, Texas and North Tyneside, U.K. would not be sufficient to recover the historical carrying value of the manufacturing equipment in those facilities. Atmel recorded an asset impairment charge of $341,383 in the second quarter 2002 to write down the carrying value of the equipment in the fabrication facilities in Irving, Texas and North Tyneside, U.K. to their estimated fair values. The estimate of fair values was made by management based on a number of factors, including appraisals.

In the third quarter of 2002, as a result of the decision to close the Irving facility and make it available for sale, the Company recorded a restructuring charge of:

- $23,456 for write down of assets held for sale to their estimated net realizable value.
- $13,923 for terminating contracts with suppliers. A $12,437 charge, for one supplier, was estimated using the present value of the future payments which totaled approximately $18,112 at the time. The restructuring reserve is being adjusted as each monthly payment is made until complete payment of the obligation in December 2013. An additional charge of $1,486, for another supplier, was recorded and fully paid. At December 31, 2004, the remaining restructuring reserve was $10,919.
- $3,712 related to a headcount reduction. This charge related to a reduction in force of approximately 272 employees, mainly in fab operations, and was expensed upon finalization of detailed plans and communications to employees. The Company had completed the plan, and fully used the reserve in 2003.
- A $1,118 charge related to the repayment of a property tax abatement, which was fully repaid by the Company in 2003 .

In the fourth quarter of 2002, the Company recorded a $1,908 charge related to a headcount reduction in Europe. This charges was part of a restructuring plan that included a workforce reduction and the consolidation of manufacturing operations in Europe. The European reduction in force charges for approximately 32 employees, mainly in the production group, were based on minimum legal requirements. Atmel recorded an asset impairment charge of $880 in the fourth quarter 2002 to write down the carrying value of certain assets held for sale in Europe to their estimated realizable value. At December 31, 2003, the Company had terminated the 32 employees.

In December 2003, Atmel re-evaluated the status of its Irving, Texas facility, which it subsequently reclassified as "held in use", and also re-evaluated the related fabrication equipment. Because of significant improvements in market conditions, Atmel decided to utilize much of this equipment in other facilities to meet increasing demand. An asset impairment charge of $27,632 to write down asset values to the lower of their then fair value or original net book value, prior to holding these assets for sale less depreciation relating to the period the assets were held for sale, was recorded in the fourth quarter of 2003. While this facility was held-for-sale, assets were not in use, and were not depreciated. During 2004, the facility and wafer fabrication equipment were depreciated at rates appropriate for each type of asset. Nearly all of the fabrication equipment was re-deployed to other manufacturing facilities that we own. During the fourth quarter of 2004, the building and related improvements were evaluated for impairment based on management's estimates which considered an outside appraisal, among other factors, in determining fair market value. No additional impairment adjustment was required. As of December 31, 2004, the building and related improvements had a book value of $58,000.

The following table summarizes the activity related to the restructuring reserve liability detailed by restructuring event for the years ended December 31, 2002, 2003, and 2004.

	January 1, 2002 reserve	Charges	Reversals	Payments	December 31, 2002 reserve
Third quarter of 2001					
Reduction of force in Europe	$ 17,527	$ —	$ (2,579)	$ (14,113)	$ 835
Third quarter of 2002					
Termination of contract with supplier	—	13,923	—	(499)	13,424
Employee termination costs	—	3,712	—	(3,601)	111
Repayment of property tax abatement	—	1,118	—	(606)	512
Fourth quarter of 2002					
Reduction of force in Europe	—	1,908	—	(290)	1,618
Total	$ 17,527	$ 20,661	$ (2,579)	$ (19,109)	$ 16,500

	January 1, 2003 reserve	Charges	Reversals	Payments	December 31, 2003 reserve
Third quarter of 2001					
Reduction of force in Europe	$ 835	$ —	$ (360)	$ (475)	$ —
Third quarter of 2002					
Termination of contract with supplier	13,424	—	—	(1,692)	11,732
Employee termination costs	111	—	—	(111)	—
Repayment of property tax abatement	512	—	—	(512)	—
Fourth quarter of 2002					
Reduction of force in Europe	1,618	—	—	(1,618)	—
Total	$ 16,500	$ —	$ (360)	$ (4,408)	$ 11,732

	January 1, 2004 reserve	Charges	Reversals	Payments	December 31, 2004 reserve
Third quarter of 2002					
Termination of contract with supplier	11,732	—	—	(813)	10,919
Total	$ 11,732	$ —	$ —	$ (813)	$ 10,919

The restructuring reserve balance of $10,919 at December 31, 2004 will be paid out over the next 9 years. The current balance is recorded in accrued and other liabilities on the Consolidated Balance Sheet. The long-term balance is recorded in other long-term liabilities on the Consolidated Balance Sheet.

Note 17

NET LOSS PER SHARE

Basic net loss per share is computed by using the weighted average number of common shares outstanding during that perioc Diluted net loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, warrants and convertible securities for all periods.

A reconciliation of the numerator and denominator of basic and diluted net loss per share is provided as follows:

Years Ended December 31,	2004	2003	2002
Basic and diluted net loss	$ (2,434)	$ (117,996)	$ (641,796)
Shares used in basic and diluted net loss per share calculations	476,063	469,869	466,949
Basic and diluted net loss per share	$ (0.01)	$ (0.25)	$ (1.37)

The following table summarizes antidilutive securities which were not included in the "Weighted-average shares – diluted" used for calculation of diluted net loss per share as the Company incurred net losses for these years:

	Year ended December 31,		
	2004	2003	2002
Employee stock options	29,578	30,669	26,650
Common Stock equivalent shares associated with convertible notes	41,892	59,086	60,891
Total shares excluded from per share calculation	71,470	89,755	87,541
Average closing stock price used in computing the number of common stock equivalent shares	$ 5.10	$ 3.45	$ 5.37

As disclosed in Note 7, the convertible bond holders have the right to put the notes back to the Company at specific future dates, in which case the Company may elect to settle the notes in shares or cash. In accordance with EITF Topic D-72, the calculation of the number of common stock equivalent shares associated with the convertible notes assumes that the notes will be settled in shares at the then fair value. As a result, the number of common stock equivalent shares associated with convertible notes is computed by dividing the total outstanding balance (principal plus interest) of the convertible notes by the average closing sales price of the Company's common stock for the applicable period.

This calculation assumes the Company would repurchase the convertible notes using only common stock at the average stock price for the related period and no cash. In the event of redemption of the convertible notes, the actual conversion price will depend on future market conditions.

Note 18

PROCEEDS FROM LEGAL AWARD AND INTEREST AND OTHER EXPENSES, NET

During the fourth quarter of 2003, the Company received approximately $37,850 from Silicon Storage Technologies, Inc. ("SST"), constituting the $36,500 jury award, plus pre- and post-judgment interest, granted in relation to the May 7, 2002, judgment by the District Court for the Northern District of California.

Interest and other expenses, net, is summarized in the following table:

Years Ended December 31,	2004	2003	2002
Interest and other income	$ 8,873	$ 9,502	$ 15,255
Interest expense	(26,979)	(36,615)	(45,737)
Gain on repurchase of convertible notes	—	—	14,751
Foreign exchange transaction losses	(2,128)	(7,312)	(3,135)
Total	($20,234)	($34,425)	($18,866)

Note 19

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net loss and comprehensive income for Atmel arises from foreign currency translation adjustments, unrealized gains on investments and unrealized gains on derivative instruments designated as cash flow hedges. Comprehensive income (loss) is shown in the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss).

The components of accumulated other comprehensive income at December 31, 2004 and 2003, net of tax are as follows :

	2004	2003
Foreign currency translation adjustments	$ 284,584	$ 204,713
Unrealized gains on derivative instruments	3,918	—
Unrealized gains on investments	507	$ 552
Accumulated other comprehensive income	$ 289,009	$ 205,265

Note 20

SUBSEQUENT EVENTS

On February 28, 2005, the Company entered into a equipment financing in the amount of 40,685 Euro or $54,005 and is payable quarterly over three years. The stated interest rate is based on 90-day Euribor plus 2.25%. This equipment financing is collateralized by the financed assets.

Agere Systems, Inc. ("Agere") filed suit in the United States District Court, Eastern District of Pennsylvania in February 2002, alleging patent infringement regarding certain semiconductor and related devices manufactured by Atmel. The complaint sought unspecified damages, costs and attorneys' fees. Atmel disputed Agere's claims. A jury trial for this action commenced on March 1, 2005 and on March 22, 2005, the jury returned a unanimous decision in favor of Atmel. Agere has 30 days from the date of this decision in which to file an appeal to this decision.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Atmel Corporation:

We have completed an integrated audit of Atmel Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries (the "Company") at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Atmel Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, because the Company did not maintain effective controls over the accounting for income taxes including income taxes payable, deferred income tax assets and liabilities and the related income tax provision, and over the accounting for inventory reserves and cost of revenues, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment. As of December 31, 2004, the Company did not maintain effective controls over (i) the accounting for income taxes, including the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision, and (ii) the accounting for inventory reserves and cost of revenues.

Accounting for Income Taxes. As of December 31, 2004, the Company's control procedures did not include adequate review over the completeness and accuracy of income tax accounts to ensure compliance with Generally Accepted Accounting Principles ("GAAP"). Due to the existing internal tax staff's inexperience and lack of depth in the complexities of tax accounting, together with the departure of the Company's previous Tax Director during the fourth quarter of 2004, there was no internal resource capable of performing the requisite level of review to ensure complete and accurate year-end income tax calculations. Specifically, the Company failed to consistently apply GAAP in determining its income taxes payable, deferred income tax assets and liabilities and the related tax provision, did not have adequate documentation to support the tax positions taken and had computational errors in various tax calculations. This control deficiency resulted in audit adjustments to the financial statements for the fourth quarter of 2004.

Accounting for Inventory Reserves. As of December 31, 2004, the Company did not maintain effective controls over the accounting for inventory reserves. Specifically, the Company did not consistently apply GAAP, as the local review of inventory reserves at two of its sites did not identify that certain inventory reserves had been released without the related inventory being sold or disposed of, and there was no review performed at the corporate level to detect inappropriate releases of inventory reserves. This control deficiency resulted in audit adjustments to the financial statements for the fourth quarter of 2004.

Additionally, the Company's management determined that the above control deficiencies could result in the misstatement of income taxes payable, deferred income tax assets and liabilities or the related income tax provision, or inventory and cost of revenues that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected.

Accordingly, management determined that these control deficiencies constitute material weaknesses.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that Atmel Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Atmel Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO.

/s/ PricewaterhouseCoopers LLP
San Jose, California

March 25, 2005

Schedule II

ATMEL CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
For the fiscal years ended December 31, 2004, 2003 and 2002

(In thousands)

Description	Balance at Beginning of Period	Charged (Credited) to Expense	Deductions - Write-offs	Balance at End of Period
Allowance for doubtful accounts receivable:				
Fiscal year ended December 31, 2004	16,411	(4,889)	(1,479)	10,043
Fiscal year ended December 31, 2003	22,415	(1,219)	(4,785)	16,411
Fiscal year ended December 31, 2002	20,189	2,526	(300)	22,415

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2004				
Net revenues	$ 407,395	$ 420,803	$ 413,237	$ 408,287
Income from operations	20,773	18,457	4,901	1,800
Net income (loss)	11,009	11,651	(18,009)	(7,085)
Basic and diluted net income (loss) per share	0.02	0.02	(0.04)	(0.01)
Price range of common stock/share				
High	7.87	7.26	5.65	3.93
Low	5.81	5.39	3.26	2.99
Year ended December 31, 2003				
Net revenues	$ 296,478	$ 318,472	$ 335,187	$ 380,498
Loss from operations	(41,669)	(32,646)	(22,464)	(10,697)
Net income (loss)	(53,120)	(44,077)	(31,791)	10,992
Basic and diluted net income (loss) per share	(0.11)	(0.09)	(0.07)	0.02
Price range of common stock/share				
High	2.62	3.08	4.96	6.85
Low	1.47	1.67	2.60	4.10

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15(d)-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report on Form 10-K because of the material weaknesses discussed below.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Atmel's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles ("GAAP").

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In the course of this evaluation, we discovered two control deficiencies that constitute material weaknesses, as described below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of December 31, 2004, we have concluded that Atmel did not maintain effective controls over (i) the accounting for income taxes, including the determination of income taxes payable, deferred income tax assets and liabilities and the related income tax provision, and (ii) the accounting for inventory reserves and cost of revenues.

Accounting for Income Taxes. As of December 31, 2004, Atmel's control procedures did not include adequate review over the completeness and accuracy of income tax accounts to ensure compliance with GAAP. Due to the existing internal tax staff's inexperience and lack of depth in the complexities of tax accounting, together with the departure of our previous Tax Director during the fourth quarter of 2004, there was no internal resource capable of performing the requisite level of review to ensure complete and accurate year-end income tax calculations. Specifically, Atmel failed to consistently apply GAAP in determining its income taxes payable, deferred income tax assets and liabilities and the related tax provision, did not have adequate documentation to support the tax positions taken and had computational errors in various tax calculations. This control deficiency resulted in audit adjustments to the financial statements for the fourth quarter of 2004.

Accounting for Inventory Reserves. As of December 31, 2004, Atmel did not maintain effective controls over the accounting for inventory reserves. Specifically, Atmel did not consistently apply GAAP, as the local review of inventory reserves at two of its sites did not identify that certain inventory reserves had been released without the related inventory being sold or disposed of, and there was no review performed at the corporate level to detect inappropriate releases of inventory reserves. This control deficiency resulted in audit adjustments to the financial statements for the fourth quarter of 2004.

Additionally, management determined that the above control deficiencies could result in the misstatement of income taxes payable, deferred income tax assets and liabilities or the related income tax provision, or inventory and cost of revenues that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected.

Accordingly, management determined that these control deficiencies constitute material weaknesses. Because of these material weaknesses, we have concluded that Atmel did not maintain effective internal control over financial reporting as of December 31, 2004, based on the criteria in *Internal Control-Integrated Framework.*

Management's assessment of the effectiveness of Atmel's internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, Atmel's independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

Remediation Steps to Address Material Weaknesses

Remediation of Accounting for Income Taxes Material Weakness. During the first quarter of 2005, Atmel began taking steps toward remediation of the accounting for income taxes material weakness described above, including hiring a Tax Director. Atmel plans on taking the following additional remediation actions during 2005:

• enhancing Atmel's internal tax function by hiring sufficient additional qualified tax professionals in order to ensure adequate technical tax and accounting expertise to perform the necessary computations and review required in the income tax provision computation process;

• increasing the level of review of the preparation of the quarterly and annual income tax provision calculations;

• improving the process, procedures and documentation standards relating to the preparation of the income tax provision calculations; and

• engaging with internal management and external technical advisers early in the process in the evaluation of complex tax issues to ensure appropriate treatment of such issues.

Remediation of Inventory Reserves Material Weakness. During the first quarter of fiscal year 2005, Atmel began analyzing the steps to be taken to remediate the inventory reserves material weakness described above. Atmel plans to complete the following remediation actions during 2005:

• formulating a more comprehensive policy to address both the level of detail for tracking inventory reserves and the required review procedures;

• undertaking a training program for all finance personnel involved in determining, analyzing, or reviewing inventory reserves, and their changes from period to period;

• enhancing internal systems and procedures to ensure that adequate reporting is available to support determination and review of inventory reserves, within the standard closing cycle and manually implementing a more standardized process until internal systems can be enhanced to include all required improvements;

• implementing processes and procedures for more stringent and complete documentation of the review and analysis of, and conclusions reached with respect to, changes in inventory reserves;

• enhancing internal review of inventory reserves both at the local and corporate finance level to ensure that all previously reserved inventory is tracked at a sufficiently detailed level to ensure compliance with SAB 100; and

• adding additional resources to Atmel's corporate finance staff to improve the analysis and review of inventory reserves, and movements of previously reserved inventory;

Atmel believes that these corrective actions, taken as a whole, will remediate the control deficiencies identified above, but Atmel will continue to monitor the effectiveness of these actions and will make any other changes or take such other actions as management determines to be appropriate.

Changes in Internal Control over Financial Reporting

Except as described above, during the fiscal quarter ended December 31, 2004, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this Item regarding directors, executive officers and our code of ethics set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 11, 2005 (the "2005 Proxy Statement"), is incorporated herein by reference. Information regarding Registrant's executive officers is set forth at the end of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item regarding compensation of Registrant's directors and executive officers set forth under the captions "Election of Directors — Director Compensation" and "Executive Compensation" in the 2005 Proxy Statement is incorporated herein by reference (except to the extent allowed by Item 402 (a)(8) of Regulation S-K).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item regarding beneficial ownership of Registrant's Common Stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, set forth under the captions "Security Ownership" and "Equity Compensation Plan Information" in the 2005 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item regarding certain relationships and related transactions with management set forth under the caption "Certain Relationships and Related Transactions" in the 2005 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item regarding accounting fees and services set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in the 2005 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. Financial Statements. See Index to Consolidated Financial Statements under Item 8 on page 46 of this Annual Report on Form 10-K
2. Financial Statement Schedules. See Index to Consolidated Financial Statements under Item 8 on page 46 of this Annual Report on Form 10-K

3. Exhibits. The following Exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

3.1	Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 0-19032).
3.2	Bylaws of Registrant, as amended, (which is incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, Commission File No. 0-19032).
3.3	Certificate of Determination of Rights, Preferences and Privileges of Series A Preferred Stock (which is incorporated herein by reference to Exhibit A of Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).
4.1	Amended and Restated Preferred Shares Rights Agreement dated as of October 18, 1999, between Atmel Corporation and BankBoston, N.A., a national banking association, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights (which is incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).
10.1+	1986 Incentive Stock Option Plan, as amended, and forms of stock option agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-38882) declared effective on March 19, 1991).
10.2+	1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).
10.3+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).
10.4+	1996 Stock Plan and forms of agreements thereunder (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, Commission File No. 0-19032).
10.5	Indenture, dated as of April 21, 1998, by and between the Registrant and State Street Bank and Trust Company of California, N.A., as trustee thereunder (including the form of debenture) (which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-59261) filed on July 16, 1998).
10.6	First Supplemental Indenture, dated as of October 15, 1999, to Indenture dated as of April 21, 1998, by and between the Registrant and State Street Bank and Trust Company of California, N.A., as trustee thereunder (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 0-19032).
10.7	Registration Rights Agreement dated as of April 21, 1998, by and between the Registrant and Morgan Stanley & Co. Incorporated (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (File No. 333-59261) filed on July 16, 1998).
10.8	Indenture, dated as of May 23, 2001, by and between the Registrant and State Street Bank and Trust Company of California, N.A., as trustee thereunder (including the form of debenture) (which is incorporated herein by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-63996) filed on June 27, 2001).

10.9	Registration Rights Agreement dated as of May 23, 2001, by and among the Registrant and Morgan Stanley & Co. Incorporated, Credit Lyonnais Securities (USA) Inc. and Needham & Company, Inc. (which is incorporated herein by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (File No. 333-63996) filed on June 27, 2001).
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereof)
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Indicates management compensatory plan, contract or arrangement.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

March 25, 2005

By: /s/ George Perlegos

George Perlegos
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George Perlegos and Francis Barton, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on March 25, 2005 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ George Perlegos (George Perlegos)	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ Francis Barton (Francis Barton)	Executive Vice President and Chief Financial Officer *(principal financial and accounting officer)*
/s/ Gust Perlegos (Gust Perlegos)	Director
/s/ Tsung-Ching Wu (Tsung-Ching Wu)	Director
/s/ T. Peter Thomas (T. Peter Thomas)	Director
/s/ Norm Hall (Norm Hall)	Director
/s/ Pierre Fougere (Pierre Fougere)	Director
/s/ Dr. Chaiho Kim (Dr. Chaiho Kim)	Director
/s/ David Sugishita (David Sugishita)	Director

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ATMEL